Filed with the Securities and Exchange Commission on ____________

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable

(State or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

87 Maple Avenue
Red Bank, New Jersey, USA 07701
(732) 576-8800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
45 Broadway, Suite 610	2080-777 Hornby Street
New York, NY 10006	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-633-4289

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.      ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.      ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.      ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered[1]	Proposed Offering Price[2]	Maximum Aggregate Offering Amount	Amount of Registration Fee

Common shares	9,874,580	0.85	$8,393,393	$1081.07

(1)

This registration statement registers for resale up to 9,874,580 common shares of the registrant as follows: (a) 5,540,840 shares which have been previously issued in private placement transactions and (b) 4,333,740 shares of Natcore common shares issuable upon exercise of warrants issued in the same or similar private placements.

(1)

Under the polices of the TSX Venture Exchange, a financing or other transaction completed on a prospectus exempt basis may be completed at the “Discounted Market Price”, which is defined as Market Price (being the last closing price of a company’s shares before either the issuance of a news release or filing of a price reservation – if available/permitted – required to fix the price of the securities) less a maximum discount based on the dollar value of the closing price, and which may never be less than CDN$0.05 per share. The permitted discounts are 25% on Market Prices up to CDN$0.50, 20% on Market Prices from $0.51 to $2.00 and 15% thereafter. Similar rules apply in the case of a prospectus offering, with the exception that the Exchange typically limits the offering price in that case to a 20% discount regardless of the dollar value of the Market Price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

9,874,580 Common shares

          The selling shareholders may offer and sell up to 9,874,580 shares of Natcore common shares consisting of (a) 5,540,840 shares that have been previously issued in private placement transactions and (b) 4,333,740 shares of Natcore common shares issuable upon exercise of warrants issued in the same or similar aforementioned private placements. The selling shareholders are represented in the chart below. No selling shareholders held any material relationship with the company in the past three years or with any of the company’s affiliates. The names, the amount and percentage of the securities beneficially held by the selling shareholders before and immediately after the offering are also included in the chart below.

Name of Beneficial Owner[1]	Common Shares beneficially owned prior to the offering	Beneficial Ownership Percentage Prior to Offering	Number of Warrants beneficially owned prior to the offering	Common Shares being registered in this offering	Common Shares beneficially owned if all shares offered are sold	Beneficial Ownership Percentage if all registered shares are sold

Nigel Burney	1,000,000	2.17%	1,000,000	1,000,000	0	0.00%
Ernst Pernet	250,000	0.54%	0	250,000	0	0.00%
Anthony Lanzl	200,000	0.43%	200,000	200,000	0	0.00%
John McGeough MD Inc	180,000	0.39%	0	180,000	0	0.00%
Dorothy Ellen Edwards	172,500	0.37%	0	172,500	0	0.00%
Yan Chun Wang	162,700	0.35%	0	162,700	0	0.00%
Chris Dandurand	150,000	0.33%	350,000	150,000	0	0.00%
Henry Gusse	136,000	0.30%	0	136,000	0	0.00%
Gary F May	125,000	0.27%	0	125,000	0	0.00%
Robert F Barbour	123,900	0.27%	0	123,900	0	0.00%
Ralph Schulz	100,000	0.22%	0	100,000	0	0.00%
Shaun Gibson	100,000	0.22%	108,000	100,000	0	0.00%
Jake Hoogland	100,000	0.22%	100,000	100,000	0	0.00%
Ronald Smallwood	95,240	0.21%	120,240	100,000	0	0.00%
Steve Simonds	100,000	0.22%	200,000	100,000	0	0.00%
John Martin Rice	50,000	0.11%	50,000	50,000	0	0.00%
Alan Ng	50,000	0.11%	60,000	50,000	0	0.00%
Rose Nominees Ltd.A/C 203458	50,000	0.11%	50,000	50,000	0	0.00%
Ronald A. Miller	50,000	0.11%	50,000	50,000	0	0.00%
Thomas Rusling	200,000	0.43%	200,000	200,000	0	0.00%
Ellen Rusling	150,000	0.33%	150,000	150,000	0	0.00%
Schroder & Co. Bank AG	250,000	0.54%	250,000	250,000	0	0.00%

Name of Beneficial Owner[1]	Common Shares beneficially owned prior to the offering	Beneficial Ownership Percentage Prior to Offering	Number of Warrants beneficially owned prior to the offering	Common Shares being registered in this offering	Common Shares beneficially owned if all shares offered are sold	Beneficial Ownership Percentage if all registered shares are sold

Investec Wealth and Investment	350,000	0.76%	350,000	300,000	0	0.00%
Robert Silajev	150,000	0.33%	0	150,000	0	0.00%
Jean Grieve	50,000	0.11%	50,000	50,000	0	0.00%
Pure Leadership Inc.	300,000	0.65%	150,000	300,000	0	0.00%
Denis Doyle	50,000	0.11%	50,000	50,000	0	0.00%
Robert Quarture Jr.	60,000	0.13%	60,000	60,000	0	0.00%
2290398 Ontario Ltd.	50,000	0.11%	50,000	50,000	0	0.00%
John Joynt	50,000	0.11%	50,000	50,000	0	0.00%
Jerry Holland	50,000	0.11%	50,000	50,000	0	0.00%
David Hostnik	50,000	0.11%	50,000	50,000	0	0.00%
Barry Fay	100,000	0.22%	100,000	100,000	0	0.00%
Gurkirpal Sangha	25,000	0.05%	25,000	25,000	0	0.00%
Majormaki Holdings LLP	50,000	0.11%	50,000	50,000	0	0.00%
Steve Birmingham	12,000	0.03%	12,000	12,000	0	0.00%
Mark Stegemoeller	50,000	0.11%	50,000	50,000	0	0.00%
Antony Wong	50,000	0.11%	50,000	50,000	0	0.00%
Benny Jensen	50,000	0.11%	50,000	50,000	0	0.00%
Kenneth Bieber	50,000	0.11%	50,000	50,000	0	0.00%
954866 Alberta Inc.	50,000	0.11%	50,000	50,000	0	0.00%
Janet McLean	50,000	0.11%	50,000	50,000	0	0.00%
Michele Nick	79,500	0.17%	79,500	79,500	0	0.00%
Dwight Nick	19,000	0.04%	19,000	19,000	0	0.00%

TOTAL	5,540,840		4,333,740

NOTE:
1.

Only those number of class A shares that were issued in private placements and through the exercise of warrants are known to the Company. Those purchases made in the open market are not known to the company.

          Natcore is not selling any shares of its common shares in this offering and will not receive any proceeds from the sale of the shares offered by the selling shareholders; however, if any of the warrants being offered are exercised, Natcore will receive the exercise price of the warrants (as shown in the table below). Natcore intends to use all of the proceeds for research and development, working capital and general corporate purposes.

Exercise Price	Expiry Date	Number of Outstanding	Total Proceeds if Redeemed

CDN$0.90	20 Jul 14	408,000	US$	330,900.00	[1]
CDN$1.00	04 Jan 14	125,000	US$	112,643.00
CDN$1.00	22 Dec 15	10,000	US$	9,011.00
US$0.62	20-27 Aug 16	3,790,740	US$	2,350,258.80

Total		4,333,740	US$	2,802,812.80

          The selling shareholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions, or in trading markets for Natcore’s common stock. Natcore will bear all costs associated with the registration of the shares covered by this prospectus; provided, however, it will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement.

[1]	Canadian currency converted to U.S. currency per the exchange rate on February 26, 2014 of $1.11 CND for each $1 US.

          Natcore’s common shares are quoted on the TSX Venture Exchange under the symbol “NXT” and on the OTC Pink® marketplace under symbol “NTCXF.” On February 28, 2014, the last reported sale price for Natcore common shares was $0.95 CDN. The expected price for the offering is USD $0.852, based on the policies of the TSX Venture Exchange.3

          Investing in Natcore common shares involves a high degree of risk. See “Risk Factors” beginning on page 12.

____________________________

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________________

          Natcore is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) and will be subject to reduced public company reporting requirements.

____________________________

Unless otherwise indicated all currency figures are stated in US ($) dollars.

Prospectus Dated          February 28, 2014

[2]	Price determination based on Canadian currency converted to U.S. currency per the exchange rate on February 26, 2014 of $1.11 CND for each $1 US.

[3]

Under the polices of the TSX Venture Exchange, a financing or other transaction completed on a prospectus exempt basis may be completed at the “Discounted Market Price”, which is defined as Market Price (being the last closing price of a company’s shares before either the issuance of a news release or filing of a price reservation – if available/permitted – required to fix the price of the securities) less a maximum discount based on the dollar value of the closing price, and which may never be less than CDN$0.05 per share. The permitted discounts are 25% on Market Prices up to CDN$0.50, 20% on Market Prices from $0.51 to $2.00 and 15% thereafter. Similar rules apply in the case of a prospectus offering, with the exception that the Exchange typically limits the offering price in that case to a 20% discount regardless of the dollar value of the Market Price.

Investors should rely only on the information contained in this prospectus and in any free writing prospectus that Natcore authorizes to be delivered to the investor. Natcore has not authorized anyone to provide investors with additional, different or inconsistent information from that contained in this prospectus or such free writing prospectus, if any. Natcore is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before making an investment decision. This summary contains forward-looking statements that contain risks and uncertainties. Natcore’s actual results may differ significantly from future results due to factors such as those set forth in the sections “Risk Factors” and “Forward-Looking Statements.” Investors should read this entire prospectus carefully before making an investment decision.

This prospectus is part of a registration statement that the Company has filed with the Securities and Exchange Commission, (the “SEC”). Under this registration process, the selling shareholders referred to in this prospectus may offer and sell from time to time up to 5,540,840 currently outstanding shares of the Company’s common stock and 4,333,740 shares of the Company’s common stock issuable upon the exercise of warrants outstanding at an exercise price per share as expressed in the table on page 5 and held by the selling shareholders as of the date of this prospectus. This prospectus does not cover the issuance of any shares of common stock by the Company, and the Company will not receive any of the proceeds from any sale of shares by the selling shareholders. The Company has agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus. Information about the selling shareholders may change over time. Any changed information given to the Company by the selling shareholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling shareholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling the Company’s common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

The Company

          Natcore Technology, Inc. (“Natcore” or “the Company”) is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007 for the purpose of commercializing technology which enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures. The technology was developed at Rice University (“Rice”) and is licensed to Natcore pursuant to an exclusive license agreement. In connection with the license agreement, Rice became a Natcore shareholder and continues to hold a stake in the company.

          Natcore seeks to become a global leader in the growth of thin and thick films of dielectric and semiconductor materials using non-vacuum, room temperature processes. The Company’s first specific aim is to enter and gain market share in the antireflective coating market for solar cells by selling a paradigm-shifting, low-cost technology to solar cell manufacturers that will enable those companies to realize significantly lower capital costs and higher profit margins from their own sales.

          The Company’s licensed technology is a Liquid Phase Deposition process that has been successfully demonstrated in an industrial laboratory setting (work performed for Natcore by the Battelle Memorial Institute) and is now ready to be tailored to specific applications in an industrial product development and manufacturing facility. Natcore currently has 16 granted patents and 21 pending patents surrounding this technology.

The Company History

          Natcore was a capital pool company4 until it completed a Qualifying Transaction1 on May 8, 2009. The Qualified Transaction involved a reverse take-over of Syracuse Capital Corp. by Natcore Technology Inc., a Delaware company, which is now a wholly owned subsidiary of the Company. Syracuse Capital Corp. was a company incorporated under the British Columbia Business Corporations Act and a Capital Pool Company, having its common shares listed on the Exchange under the trading symbol “SYU.P”.

[4]

The Capital Pool Company program is a two-step listing process offered by the TSX Venture Exchange. In step one, a new company (a “Capital Pool Company”) is listed on the TSX Venture Exchange as an initial public offering. In step two (the “Qualifying Transaction”), the Capital Pool Company acquires an asset or completes a transaction with a private business which results in the listing of the acquired business on the TSX Venture Exchange. If the acquired business can meet the minimum listing requirements of the Toronto Stock Exchange (the “TSX”); it can be directly listed on the TSX at the closing of the Qualifying Transaction. The listing of a business via the Capital Pool Company program can be more cost and time efficient than a listing through a traditional initial public offering.

          On May 8, 2009, Natcore completed its Qualifying Transaction by acquiring all of the issued and outstanding securities of Natcore Technology, Inc. a private Delaware company in consideration of the issuance of 12,960,686 common shares of the Company having a deemed price of CDN$0.40 per share and the issuance of 2,145,000 share purchase warrants, each warrant exercisable into one additional common share at a price of CDN$0.40 per share for a period of five years expiring May 9, 2014.

          The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT”.

          On December 11, 2009, Natcore completed the acquisition of NewCyte, Inc. (“NewCyte”), a private Delaware company. NewCyte’s portfolio of intellectual property included issued and pending patents covering the coating of fullerenes (including carbon nanotubes) with silica, dielectric and semiconducting films for a variety of potential applications, including photon, chemical and biomolecule sensing. As consideration for the purchase of NewCyte, Natcore had issued NewCyte shareholders a total of 200,000 share purchase warrants entitling the holders to acquire Natcore shares at strike prices ranging from CDN$0.75/share to CDN$2.00/share, all of which warrants have since expired.

          On May 19, 2010, the Company completed the acquisition of Vanguard Solar, Inc. (“Vanguard”), a private Delaware company controlling key intellectual property in the field of solar energy. Vanguard has been focused on the development of a flexible, thin-film photovoltaic material capable of silicon solar cell-like efficiency performance potentially at one-tenth the manufacturing cost and one-twentieth the capital investment.5 Vanguard employs a proprietary chemical bath process similar to Natcore’s liquid phase deposition technology, although Vanguard is growing II-VI compound semiconductor thin films on carbon nanotubes at room temperature and ambient pressure, while Natcore has thus far concentrated on growing silicon dioxide films on silicon substrates. As consideration for the purchase of Vanguard, Natcore issued to Vanguard shareholders 375,236 common shares of Natcore.

          In March 2012, the Company opened its Research and Development Center (the “R&D Center”) in Rochester, NY. The R&D Center is enabling Natcore to develop applications based on the company’s proprietary liquid phase deposition technology.

          The Company also entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon. NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism.

          On October 25, 2012, the Company announced that its scientists created the world’s first Black Silicon solar cell using processes amenable to low-cost mass production. After having previously treated a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable liquid phase deposition process to create the Black Silicon solar cell, from wafer to finished cell, in their R&D Center.

Implications of being an Emerging Growth Company

          As a company with less than $1 billion in annual gross revenue during last fiscal year, Natcore qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, Natcore is not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

[5]

The Company is relying on an engineering study commissioned by Vanguard that determined the likely cost of roll-to-roll processing of Vanguard’s nanostructured, thin film solar cell on a plastic substrate. The study concluded that there are sufficient roll-to-roll manufacturing facilities not only in the U.S. but worldwide as well. These facilities can be available on a toll manufacturing basis and eliminate the need for repeating the considerable capital investment to set up a full production facility. The Company need only invest in designing and building the actual deposition equipment for insertion into existing production facilities. The capital investment for a 100MW/yr thin film solar cell manufacturing facility can cost up to $200M. The estimated cost of the inserted equipment is $10M, hence the estimate of 1/20th the capital cost. The study also concluded the production cost for toll manufacturing at the 100MW/yr rate would be mostly labor costs for 24/7 operations and would be 1/10th or less of that for standard solar cell production, due to the much reduced person-hours required to operate a roll-to-roll production facility compared to a standard silicon solar cell manufacturing line.

          Natcore will remain an emerging growth company until the earliest of (1) the last day of Natcore’s fiscal year during which it has total annual gross revenue of at least $1 billion; (2) the last day of its fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which Natcore, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (4) the date that Natcore is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When Natcore is no longer deemed to be an emerging growth company, Natcore will not be entitled to the exemptions provided in the JOBS Act discussed above. If Natcore chooses to take advantage of any of these reduced reporting burdens, the information that Natcore provides shareholders may be different than what investors might get from other public companies.

Competitive Landscape

          Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer value to its customers. Natcore’s black silicon technology will replace an expensive, energy and manpower intensive, thermal vacuum process with a simple wet chemistry process that will make an improved antireflection surface on silicon solar cells. An independent engineering study comparing Natcore’s technology to that now used by the solar cell industry shows conclusively that solar cell manufacturing costs can be reduced by up to 23.5%. The study included both capital and lifecycle costs when making the comparison. Other studies completed by the Company have shown that Natcore’s LPD technology can be tailored to solar cell technologies other than silicon, and while costs savings have not been quantified, preliminary results indicate they will result in at least single digit percentage cost reductions.

          The Company is currently unaware of any other room temperature antireflective coating technology in commercial use or in development. While current thermal/vacuum systems are adequate for Generation 1 and 2 cells, Natcore’s technology should enable those cell producers to improve their profit margins by offering lower cost and higher throughput rates. For Generation 3 cells, Natcore has the only available antireflective coating production technology currently.

          Many in the industry have predicted that thin film solar cells, and in particular thin film solar cells on plastic substrates, will someday replace silicon solar cells as the dominant technology in the market place. The Company expects to see a growing demand for low-temperature, non-vacuum, roll-to-roll antireflective coating systems for the emerging thin film solar cell market. Manufacture of these flexible thin film solar cells should create new demand for Natcore’s low temperature antireflective coating process. The Company plans to develop roll-to-roll Liquid Phase Deposition processing technology for this market in years 2-5. As a result, Natcore should be ready to provide production systems to this market in its earliest stages of development.

          Although there are approximately 100 solar cell companies worldwide, the present world silicon solar cell market is dominated by just a handful of producers. They are: Yingli Green Energy, JA Solar, Trina Solar, Neo Solar Power, Motech, Jinko Solar, Gintech, Canadian Solar and Hareon Solar Technology. Although the list keeps changing, the top ten silicon solar cell producers account for over 40% of global silicon cell production. Most of them are preparing to introduce Generation 2 (thin film solar cells) in the coming months to a few years. The follow-on move to Generation 3 silicon cells can be expected to gain momentum during the next five years, and should become the dominant technology for new plant expansion thereafter (2016) and beyond.

          Natcore’s path to commercialization of its ultimate product, thin film, all-quantum dot tandem solar cells, faces several technical obstacles, none of which appear to be insurmountable, that must be overcome if the Company is to achieve its commercial goals. The theoretical underpinning of such solar cells has been known since the 1970’s. High efficiency tandem solar cells are commercially available today and are used exclusively for space satellite power systems. Their terrestrial-equivalent efficiencies are in the range from 28% to 35%, but their cost is prohibitive at more than $100/watt. The high cost results from the exotic materials with which they are made, and the expensive thermal-vacuum processing it takes to make them. A large body of theoretical and experimental evidence now exists that decisively predicts the same high performance can be achieved by replacing the exotic, expensive materials now used with thin films of quantum dots (QD’s) of any of a variety of materials. For example, several university labs have made working solar cells from quantum dots of lead sulfide or lead selenide. Natcore’s proprietary LPD technology enables the development of such devices using silicon (Si) and germanium (Ge) quantum dots. The Company has successfully developed technology to create layers of Si and/or Ge QD’s embedded in an LPD silica thin film layer. The next steps are to create a p-n junction in such layers and add top and bottom contacts to make working Si and Ge QD solar cells as separate devices. Following that development, the Company will join the two different cell types to make a tandem cell. Once the film deposition and growth processes are well understood, engineering of a continuous deposition process and system for implementing it can begin. At that stage of development the Company can call upon the equipment and technology used to make photographic film, all of which still exists today. The Company needs only to supply only the LPD coating equipment for insertion into existing high speed photographic film production lines.

          The following figure presents a technical roadmap to achieve the Company’s objective. It shows a set of clear, well-defined developments the Company must go through to achieve commercial readiness with its quantum dot, thin film, and low cost, high efficiency solar cell.

          The Company anticipates a 24 to 30 month timeframe for the all-quantum dot, thin film solar cell development and the expenditure of in excess of $5M through a pilot production stage of the product. Moving to full commercial production will require an additional $10M and another 8 to 10 months to complete, assuming the ready availability of suitable roll-to roll equipment for the purpose. It is anticipated that currently unused Kodak film process equipment lines will be available.

          Hurdles that must be overcome before the Company can sell its product, whether it is a thin film, quantum dot tandem solar cell on a flexible substrate or the same on a silicon solar cell as a substrate are as follows. Once the technology is fully developed the Company must develop either (1) a set of equipment for insertion into an existing roll-to-roll coating system or (2) develop full production scale process equipment for applying the thin film quantum dot tandem cell layers to the top of a standard silicon solar cell as it comes from existing silicon solar cell production lines. It is possible that the Company might choose to develop both approaches in order to have a more comprehensive product offering. Commercial scale technology exists for both approaches but will have to be tailored to the specific steps needed to make the quantum dot solar cell layers in either case.6

[6]

See generally C. H. Henry, Limiting efficiencies of ideal single and multiple energy gap terrestrial solar cells J. Appl. Phys. 51, 4494 (1980); H.A. Vander Plas, R.L. Moon, L.W. James, T.O. Yep, R.T. Fulks, Operation of Multi-Bandgap Concentrator Cells with a Spectrum Splitting Filter, Proceedings of the 2nd European Communities Photovoltaic Energy Conference, Berlin, April, 1979; R.L. Moon, L.W. James, H.A. Vander Plas, T.O. Yep, G.A. Antypas, Y. Chai, Multigap Solar Cells Requirements and the performance of AlGaAs and Si Cells in Concentrated Sunlight, Proceedings of the 13th IEEE Photovoltaic Specialists Conference, June, 1978; H.A. Vander Plas, L.W. James, R.L. Moon, N.J. Nelson, Performance of AlGaAs/GaAs Terrestrial Concentrator Solar Cells, Proceedings of the 13th IEEE Photovoltaic Specialists Conference, June, 1978; R.L. Moon, L.W. James, H.A. Vander Plas, N.J. Nelson, Performance of an Al0.92 Ga0.08 As/Al0.14 Ga0.86 As solar cell in concentrated sunlight, Appl. Phys. Lett. 33 (2), July 1978; Dennis J. Flood, Advanced space solar cells, Progress in Photovoltaics: Research and Applications, Volume 6, Issue 3,May/June 1998; R. K. Jain and D. J. Flood, Monolithic and Mechanical Multijunction Space Solar Cells, Sol. Energy Eng. 115(2), 106-111, May 01, 1993;Gavin Conibeer, Martin Green, et al, Silicon quantum dot nanostructures for tandem photovoltaic cells, Proceedings on Advanced Materials and Concepts for Photovoltaics, Volume 516, Issue 20, 30 August 2008; Xihua Wang, Ghada I. Koleilat, Jiang Tang, Huan Liu,1Illan J. Kramer, RatanDebnath, Lukasz Brzozowski, D. Aaron R. Barkhouse, Larissa Levina, SjoerdHoogland& Edward H. Sargent, Tandem colloidal quantum dot solar cells employing a graded recombination layer; Nature Photonics Volume 5, 480–484, 2011; A.J. Nozik, Quantum dot solar cells, Physica E 14 115 – 120, 2002;Ghada I. Koleilat, Larissa Levina, Harnik Shukla, Stefan H. Myrskog, Sean Hinds, Andras G. Pattantyus-Abraham, and Edward H. Sargent, Efficient, Stable Infrared PhotovoltaicsBased on Solution-Cast Colloidal Quantum Dots, ACSNANO VOL. 2 • NO. 5 • 833–840 • 2008; Na Zhou, Yueyong Yang, Xiaoming Huang, Huijue Wu, Yanhong Luo, Dongmei Li, QingboMeng, Panchromatic quantum-dot-sensitized solar cells based on a parallel tandem structure, Chemistry And Sustainability, Energy & Materials, April 2013.

          The Company will also have to develop marketing and sales capability to distribute the product and may choose to distribute through wholesale channels or through retail channels, or be its own distributor.

          Given the increasing demand for solar cell technology, competition can be expected to increase substantially. Accordingly, there can be no assurances that the Company will compete successfully with existing or new competitors, or that the competition will not have a material adverse effect on the business, operating results or financial condition of the Company. In addition, the Company is still developing and has received a “going concern” opinion from its auditors, which means that an entity will continue to operate in the near future provided it generates or obtains enough resources to operate.(See “RISK FACTORS”).

Competitive Strengths

          Natcore has focused the development of its Liquid Phase Deposition process on four (4) applications that will create an opportunity for the Company to be a leader in its target markets: Selective emitter by Liquid Phase Deposition, Black silicon, Liquid Phase Deposition passivation and Tandem quantum dot solar cell. Management believes that these applications will have the greatest impact on the solar industry and the most direct impact to commercialization, consistent revenue and growth.

Strategies

          The semiconductor industry standard to produce thin films, found in semiconductor wafer components, is chemical vapor deposition in which the solar wafer is exposed to volatile originators which react and decompose on the wafer surface to produce anticipated deposits. However, volatile resultants occur which require removal by gas flow through the reaction chamber resulting in increased cost and toxicity levels.

          Natcore’s Liquid Phase Deposition technology will enable the growth of inorganic materials, specifically silicon dioxide-based films that are essential components of solar cells, in an environmentally friendly chemical bath that occurs at room temperature. Liquid Phase Deposition technology should reduce the cost of production while facilitating the growth of materials and devices that would be destroyed when subjected to the harsher chemical vapor deposition process. The implementation of the Liquid Phase Deposition process will result in anticipated cost saving and revenue producing benefits of the four applications of the Liquid Phase Deposition process.

          The Company anticipates the following sources of revenue from the implementation of its LPD process:

License Agreements & Royalties

          Customers will be required to execute non-exclusive license agreements or exclusive license agreement unique to specified jurisdictions. Royalty rights will entitle the company to benefit from residual income on each product that utilizes the Company’s technology.

Equipment Sales

          Natcore will likely sub-contract the manufacturing of wet-bench equipment necessary for the liquid phase deposition process. There should be a mark-up to Natcore on each piece of equipment.

Chemical Sales

          The Company should produce recurring revenue by engaging third parties to mix and ship the patented chemical mixture for the various applications.

THERE MAY BE SITUATIONS WHERE ALL FOUR SOURCES OF REVENUE(OR ANY REVENUE AT ALL) MAY NOT BE AVAILABLE GIVEN MARKET CONDITIONS AND CUSTOMER REQUIREMENTS.THE COMPANY HAS HAD NET LOSSES IN EACH OF THE LAST TWO FISCAL YEARS AND IN THE NINE MONTHS ENDED SEPTEMBER 30, 2013 OF $1,752,905, $3,694,632, AND $2,876,693 RESPECTIVELY. AS OF SEPTEMBER 30, 2013 THE COMPANY HAS HAD RECURRING LOSSES FROM OPERATIONS AND A CUMULATIVE DEFICIT OF APPROXIMATELY $13,175,000.

THE OFFERING

Common shares Offered	9,874,580 common shares[7]

Common shares currently outstanding	46,095,119 common shares[8]

Common shares to be outstanding after the offering	46,095,119 common shares

Use of proceeds

Natcore is not selling any shares of its ordinary stock in this offering and will not receive any proceeds from the sale of the shares offered by the selling shareholders; however, if any of the warrants being offered are exercised, Natcore will receive the exercise price of the warrants. If all outstanding warrants are exercised, Natcore would receive proceeds of approximately $2,802,812.80. Natcore intends to use all of the proceeds for research and development, working capital and general corporate purposes. SEE Table on page 5 and “USE OF PROCEEDS” for a complete description.

Symbol	Natcore common shares currently trade on the TSX Venture Exchange under the symbol “NTX”.

Dividends

Natcore currently intends to retain any future earnings to fund the development and growth of our business. Therefore, the Company does not currently anticipate paying cash dividends on Natcore common shares.

Risk factors	See “RISK FACTORS” section, and other information included in this prospectus for a discussion of factors investors should consider before deciding to invest in Natcore common shares.

Background of the Offering

          On August 28, 2013, the Company completed a private offering of 6,290,740 shares of ordinary stock at $0.50 per share and 6,290,740 warrants eligible to purchase 6,290,7400 common shares at a price of $0.62 per share for a period of 36 months.

          The private placement was undertaken by the Company in reliance on Section 4(a) (2) and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). The Company understands to be true that each purchaser of the units is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

          In connection with the private placement, the Company also granted Registration Rights to each purchaser. Pursuant to the Registration Rights, the Company is obligated to file a registration statement with the SEC covering the shares of the common stock underlying the private placement. In addition, the Company is obligated to use all commercially reasonable efforts to have the registration statement declared effective by the Securities Exchange Commission. This offering includes the registration of the common shares and warrants included in the above-mentioned private placement and, in addition, selling shareholders that have elected to participate in this offering.

[7]

Consisting of (a) 5,540,840 shares that have been previously issued in private placement transactions and (b) 4,333,740 shares of Natcore common shares issuable upon exercise of warrants issued in the same or similar aforementioned private placements.

[8]	As of December 31, 2013.

Summary Consolidated Financial Data

          The following tables set forth the Company’s summary consolidated financial data. Investors should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Natcore’s consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Natcore’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

          As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements. The December 31, 2010 financial statements are restated to conform to IFRS.

          Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), Natcore concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

          The Company has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2011 and 2012 from its audited consolidated financial statements included elsewhere in this prospectus.

	2011	2012

Consolidated statements of comprehensive income:
Sales of services	$—	$—
Operating expenses:
Selling, general and administrative expenses	1,088,662	1,077,251
Wages and salaries	947,111	821,365
Stock-based compensation expenses	1,287,021	609,400
Net foreign exchange gain/(loss)	151,504	(62,086)
Depreciation and amortization	143,848	325,648
Research and development	452,959	781,042

Operating loss	(4,071,105,)	(3552,620)
Other income and expenses:
Interest income, net	26,762	23,550
Fair value adjustment on warrants	349,711	1,690,715

Total other income and other expenses	376,473	1,714,265

Loss from operations before income taxes	(3,694,632)	(1,838,355)
Income tax expense	—	—

Net loss	(3,694,632)	(1,838,355)

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	—	—

Comprehensive loss income	$(3,694,632)	$(1,838,355)

Loss income attributable per share:
Basic and Diluted	$(0.11)	$(0.05)
Weighted average number of shares outstanding(1):
Basic and Diluted	32,756,376	36,014,144
Dividends declared per share	$—	$—

	September 30, 2013 (unaudited)	December 31, 2012 (audited)

Consolidated balance sheet data:
Cash and cash equivalents	$3,013,115	$2,205,709
Other current assets	141,327	77,929
Total Current assets	3,154,442	2,283,638
Total assets	4,178,283	3,401,051
Accounts payable and accrued liabilities	107,755	82,682
Derivative liabilities	3,785,923	2,027,568
Total current liabilities	3,893,678	2,110,250
Total liabilities	3,893,678	2,110,250
Total equity	284,605	1,290,801

Working capital	(739,236)	173,388
Working capital excluded DL(1)	3,046,687	2,200,956

(1)	This working capital is not GAAP as defined as total current assets minus total current liabilities; this working capital excludes the derivative liability.

This Space Intentionally Left Blank

RISK FACTORS

An investment in Natcore common shares involves a high degree of risk. Investors should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before investors decide to invest in Natcore common shares. The occurrence of the risks described below could have a material adverse impact on Natcore’s business, financial condition or results of operations. In any such case, the trading price of Natcore common stock could decline and investors may lose part or all of his or her investment. Various statements in this prospectus, including the following risk factors, contain forward-looking statements.

Risks Related to Natcore’s Business

There is no assurance that the Company will turn a profit.

          The Company is currently not profitable. There is no assurance as to whether the Company will be profitable, earn revenues or whether the Company will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service, if any.

The Company’s Auditors have expressed substantial concern about the Company’s ability to continue as a going concern.

          The Company’s auditors have indicated in their opinion letter that there exists with regard to the Company’s financials “material uncertainty that may give rise to significant doubt about the entity’s ability to continue as a going concern.”

There is no assurance that the Company will generate immediate revenues.

          The Company anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred. The Company currently expects the initial expenses it incurs to result in operating losses for the Company for the foreseeable future. Furthermore, no assurance can be made that a shareholder will realize any return on his or her investment, or that such shareholder will not lose his or her entire investment.

Financial projections provided may prove inaccurate.

          The Company’s Management may prepare financial projections concerning the estimated operating results of the Company. These projections would be based on certain assumptions that may prove to be inaccurate and that are subject to future conditions be beyond the control of the Company, such as changes in the condition of the national and international financial markets, fluctuations in interest rates, changes in rules and regulations pertaining to the securities markets and market participants, variations in the local and national economy, acts of terrorism and occurrences of natural disasters or other such disasters. The Company has a limited operating history. The Company may experience unanticipated costs, or anticipated agreements or contracts may not materialize, resulting in lower revenues than forecasted. There is no assurance that the results that may be illustrated in financial projections would in fact be realized by the Company. The financial projections would be prepared by Management of the Company and would not be examined or compiled by independent certified public accountants. Accordingly, neither independent certified public accountants nor counsel to the Company could provide any level of assurance on them.

The Company is entirely dependent on its Management team.

          The Company’s Management makes all decisions with respect to the Company’s assets, including investment decisions and the day-to-day operations of the Company. Other than as specified in the Company’s notice of articles and articles, the shareholders have no right or power to take part in the management of the Company. As a result, the success of the Company for the foreseeable future will depend largely upon the ability of Management.

PROSPECTIVE INVESTORS ARE HEREBY ADVISED THAT THE SUCCESS OF PREVIOUS VENTURES OR PROJECTS UNDERTAKEN BY THE COMPANY’S MANAGEMENT OR THE MANAGEMENT OF ANY ACQUIRED COMPANY CANNOT BE CONSTRUED AS A GUARANTEE OF THE SUCCESS OF THE VENTURE OUTLINED HEREIN.

The Company’s Management may be subject to conflicts of interest.

          The Company’s Management may in the future become associated with or employed by other companies, which are engaged, or may become engaged, in operations similar to the operations engaged in by the Company. Conflicts of interest between the Company’s officers and/or directors and the Company may arise by reason of such relationships. Management intends to resolve any conflicts with respect to such operations in a manner equitable to the shareholders of the Company, its management, and any of the Company’s affiliates. Officers and all employees are required to sign a proprietary inventions agreement which means that anything that is invented while employed at Natcore is owned by Natcore. Additionally all employees are required annually to complete an outside employment disclosure which allows the registrant to better control if there are any outside interests. Directors are not required to do either and may pursue opportunities independently of the registrant.

The Company may not achieve its goals and objectives.

          All investments in the Company risk the loss of capital. While the Company’s Management believes that its experience and relationships will moderate this risk to some degree, no representation is made that the Company’s projects will be successful.

The Company is subject to the possibility of future litigation that may have a significant adverse effect on the Company’s financial condition, operations and plans for expansion.

          There are many risks incident to providing the types of services provided by the Company that may give rise to future litigation. Under such circumstances, the Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen. There is no assurance that the Company’s shareholders will not lose their entire investment in the Company as a result of unforeseen litigation.

The Company will indemnify its officers and directors.

          The Company’s articles, as amended, provide that the Company will, within the limits of capital contributions and retained assets, hold its directors and officers harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreements, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the implementation of its business plan, or for distributions to its shareholders, if any.

The enforcement of civil liabilities against the Company and its officers and directors may be difficult to obtain

          We are incorporated under the laws of the Province of British Columbia, Canada. Service of process upon us and upon our directors and officers and the Canadian experts named in this Prospectus, some of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, some of our assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

The Company is subject to certain institutional risks.

          The institutions with which the Company (directly or indirectly) does business may encounter financial difficulties that impair or would impair the operational capabilities or the capital position of the Company.

There may be changes in laws applicable to the Company.

          The Company must comply with various legal requirements, including requirements imposed by the state and federal securities laws and pension laws. Should any of those laws change over the scheduled term of the Company, the legal requirements to which the Company and its shareholders may be subject could differ materially from current requirements.

The Company may face adverse tax consequences and may be audited by the Internal Revenue Service or the Canada Revenue Agency.

          While the Company is advised in tax matters by its accountants, the Internal Revenue Service (the “IRS”) or the Canada Revenue Agency (“CRA”) may not accept the tax positions taken by the Company. As a result, the IRS or CRA could audit the Company’s information and adjustments to the Company’s tax returns may result. Any such adjustment could subject the shareholders to additional tax, interest and penalties, as well as incremental accounting and legal expenses. In addition, an audit of the Company’s tax returns could lead to audits of the individual tax returns of the shareholders, resulting in adjustments and additional tax with respect to non-Company items.

Government Regulation – General.

          The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers would adversely affect the marketing of products and services developed by the Company, and the Company’s ability to generate product and service revenues. Further, there can be no assurance that the Company, its customers, vendors, or service providers will be able to obtain necessary regulatory approvals. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company. While the Company anticipates that all regulatory approvals required will be granted, violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company’s ability to acquire capital, or adversely affect the Company’s ability to conduct its business as intended.

The Company is subject to various economic risks.

          Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. The Company cannot guarantee its anticipated results of operations against the possible eventuality of any of these potential adverse conditions.

The funds raised through the Offering may be inadequate for the Company to fully implement its business plan.

          The Company will have limited capital available to it, to the extent that the Company raises capital from this Offering. If the Company’s capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to alter its business plan. Further, a shortage of funds may prevent or delay the Company from getting its products to the marketplace, achieving profitability or enabling the Company to pay distributions to its shareholders. There is no assurance that the Company will have adequate capital to conduct its business or satisfy its financial obligations.

The Company may suffer uninsured losses.

          The Company plans to obtain comprehensive insurance coverage, including liability, fire and extended coverage, as is customarily obtained for businesses similar to the Company. Certain types of losses of a catastrophic nature, such as losses resulting from floods, tornadoes, thunderstorms, and earthquakes, are uninsurable or not economically insurable to the full extent of potential loss. Such Acts of God, work stoppages, regulatory actions or other causes, could interrupt or delay the Company’s development or expansion, and would adversely affect the Company’s business, results of operations, and profitability.

Dependence on Management and absence of Key Man Insurance.

          The Company’s business, to date, and for the foreseeable future, will be significantly dependent on the Company’s management team, directors and key consultants, including but not limited to Charles Provini, Brien Lundin, John C. Calhoun, and Dennis J. Flood. Mr. Flood is able to devote 60-100 hours a week to the management of the Company.

          The loss of any one of these officers could have a material adverse effect on the Company. If the Company lost the services of one or more of its executive officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, the Company would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on the Company’s business. The Company currently does not carry key-man life insurance policies covering any of these officers.

Risks associated with expansion.

          Any expansion plans undertaken by the Company to increase or expand its operations entail risks, which may negatively impact the profitability of the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities. The Company cannot assure investors that its products, procedures or controls will be adequate to support the anticipated growth of its operations.

Inability to protect proprietary and technology rights.

          The Company’s success will depend in part on its ability to protect its proprietary rights and technologies, including, but not limited to, Patent 2340039, Patent 7,718,550, Patent 7,253,014, Patent 7,682,527, Patent 7,491,376, Patent 7,692,218. The Company relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights. However, not all of these measures may apply or may afford only limited protection. The Company’s failure to adequately protect its proprietary rights may adversely affect the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s services or to obtain and use trade secrets or other information that it regards as proprietary. Based on the nature of its business, it may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company’s means of protecting its proprietary rights abroad may not be adequate, and competitors may independently develop similar technologies. The Company may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, the Company could be required to pay substantial damages, including treble damages if the Company is held to have willfully infringed or to expend significant resources to develop noninfringing technology. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. However, there can be no assurance that the Company would be able to successfully resolve such disputes in the future.

No assurance of profitability.

          The Company may experience operating losses as it develops, produces and distributes its products and services. As a result, the Company may not be able to achieve profitability in a commercially acceptable time frame, if ever.

Risk Factors Associated with the Nanotechnology Business

The demand for solar power products is dependent on volatile market and industry trends that can affect demand for Natcore’s products and negatively impact its revenue.

          The global economic downturn that began in the fourth quarter of 2008 highlighted the volatility associated with the solar power industry. The capital-intensive nature of implementation requiring access to capital sources caused an overall reduction in demand for solar power technology. While global markets have stabilized and access to capital has returned the demand for solar power products, the potential for soft demand and the trend of reduced cost of production could again have the effect of an over-supplied market place. The effects of a supply driven market place due to soft demand would be adverse to the Company’s margins and in turn revenues.

          In addition, macroeconomic and geopolitical events influence the demand for solar power products. Specifically, currency exchange rates and governmental regulation affect the price of other energy resources like oil, natural gas and coal. A reduction in the price of these traditional energy resources will result in a reduction in the demand for alternative energy sources such as solar power; which in turn could reduce the margins of the Company’s products and result in a decrease in revenue.

Unforeseen technological failings that increase the cost of adoption of solar products may inhibit widespread implementation of solar solutions that would result in reduced revenue or the inability for us to maintain Natcore’s profitability.

          The recent discovery of hardware failure and technical issues related to solar power equipment that occurred earlier in product life that had been expected could alter the associated cost of implementation of solar power products that could in turn lead to a drop in demand. Historical data is not as readily available for the solar industry as it is for the traditional sources of energy limiting the ability to determine a reliable trend upon which to base future results. Increased costs associated with implementation could lead to the failure of solar power technology being widely adopted resulting in Natcore’s inability to sustain revenue growth and profitability.

If third parties claim that the Company’s products infringe their intellectual property rights, the Company may be forced to expend significant financial resources and management time, and operating results would suffer.

          The Company’s portfolio of intellectual property is significant to its financial condition and operations. Third parties may claim that the Company’s products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge the Company’s patents, or assert that its products or processes infringe its patent or other intellectual property rights, the Company could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease operations, any of which could be expensive and/or have an adverse effect on the Company’s operating results. Third-party infringement claims, regardless of their outcome, would not only drain financial resources, but also would divert the time and effort of management, and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

We are subject to certification requirements and other regulations. Future more stringent regulations may impair Natcore’s ability to market its products.

          The Company must obtain product certification from governmental agencies, such as the EPA, to sell certain products in the United States, and must comply with other product certification requirements in other countries. A portion of Natcore’s future sales will depend upon sales of solar power products and technologies that are certified to meet existing and future air quality and energy standards. The Company cannot assure that its products will meet these standards. The failure to comply with these certification requirements could result in the recall of the Company’s products, or civil or criminal penalties.

          Any new government regulation that affects solar power products and technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase the Company’s costs and the price of its systems. As a result, these regulations may have a negative impact on the Company’s revenue and profitability and thereby harm its business, prospects, results of operations, or financial condition.

Changes in tax policies may reduce or eliminate the economic benefits that make the Company’s products attractive to consumers.

          In some jurisdictions, such as the United States, governments provide tax benefits for solar cell technologies, including tax credits, rebates and reductions in applicable tax rates. In certain markets of the Company these benefits extend to users of the Company’s products. From time to time, governments change tax policies in ways that create benefits such as those for the Company’s customers. Reductions or eliminations in these benefits may adversely affect the Company’s revenue.

New technologies could render the Company’s existing products obsolete.

          New developments in technology may negatively affect the development or sale of some or all of the Company’s products or make its products obsolete. The Company’s inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact the Company’s competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

A breach or non-performance of the exclusive licensing agreement with National Renewable Energy Laboratory to commercialize Black Silicon could impair the Company’s ability to produce Black Silicon.

          The Company entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon. NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism. Black Silicon is one key element giving Natcore a competitive edge in producing more efficient and cost effective solar products; if Natcore’s production of Black Silicon is hindered the Company’s revenue would be adversely affected.

THE FOREGOING SPECIAL CONSIDERATIONS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. PROSPECTIVE INVESTORS SHOULD READ THE ENTIRE MEMORANDUM BEFORE DETERMINING TO INVEST IN THE COMPANY.

Risks Related to the Company’s Common Shares and the Offering

Authorized capital consists of an unlimited number of shares of one class designated as common shares

          The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to our common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. Natcore’s common shares do not have pre-emptive rights to purchase additional shares. Shareholders should be aware that the exercise of warrants described herein will dilute the value of current holdings.

Volatility of the market price of the Company’s common shares could adversely affect its shareholders and Natcore.

          The market price of the Company’s common shares could be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in Natcore’s operating results or those of Natcore’s competitors,

•	technological enhancements or developments by Natcore or its competitors,

•	regulatory changes effecting Natcore’s industry,

•	changes in the roles of key personnel,

•	geopolitical events effecting Natcore’s industry,

•	disputes concerning proprietary rights concerning patents that Natcore holds.

Natcore has not paid dividends in the past and does not expect to pay dividends in the future. Any return on an investment could be limited to the value of the common stock.

          Natcore has never paid cash dividends on its common shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends depends on the financial condition of the Company, with other business and economic factors influencing the decision by the board of directors in determining the issuance of a dividend. If dividends are not issued, the Company’s common shares may be considered less valuable because a return on an investment will only occur if the Company’s stock price appreciates.

Investors may experience dilution as a result of future purchases exercised on outstanding options and warrants.

          Natcore has previously issued options and warrants to acquire common shares. As of December 31, 2013, the Company had outstanding options to purchase a total of 3,772,000 of its common shares at a weight average exercise price of CDN$0.90 per share. Also as of December 31, 2013, the Company had outstanding warrants to purchase a total of 13,517,573 of its common shares at a weighted average exercise price of CDN$0.72 per share. To the extent these options or warrants are ultimately exercised, investors will sustain future dilution.

          Below are details of Natcore’s outstanding options and warrants as of December 31, 2013:

	Details of options outstanding as of December 31, 2013

Exercise price	Expiry date	Number of outstanding

CDN$0.40	7-May-14	100,000
CDN$1.00	7-May-14	300,000
CDN$1.50	7-May-14	200,000
CDN$0.97	8-Feb-16	1,830,000
CDN$0.51	17-Apr-17	120,000
CDN$1.11	4-Sep-17	200,000
CDN$0.80	20-Dec-17	337,000
CDN$0.80	4-Jan-18	20,000
CDN$0..71	5-Apr-18	40,000
CDN$0.83	3-Jun-18	25,000
CDN$0.79	1-Jun-16	100,000
CDN$0.58	31-Jul-18	100,000
CDN$0.58	16-Aug-16	400,000

	Total	3,772,000

	Details of warrants outstanding as of December 31, 2013

Exercise price	Expiry date	Number of outstanding

CDN$0.40	7-May-14	1,512,500
CDN$1.00	4-Jan-14	94,763
CDN$1.00	4-Jul-16	429,867
CDN$0.90	20-Jul-14	3,843,686
CDN$0.60	20-Jul-14	304,000
CDN$1.00	22-Dec-15	1,134,667

		7,319,483

US$0.62	23-27 Aug-16	6,198,090

	Grand Total	13,517,573

Stockholder ownership interest in Natcore may be diluted as a result of future financings or additional acquisitions.

          Natcore may seek to raise funds from time to time in public or private issuances of equity in the near future or over the longer term. Sales of the Company’s securities offered through future equity offerings may result in substantial dilution to the interests of the Company’s current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that the Company might otherwise wish to effect sales. In addition, the Company has issued shares of its common stock for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of the Company’s current shareholders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements that involve known and unknown risks and uncertainties. Forward-looking statements include statements regarding the Company’s, anticipated future business strategy, expected future financial condition or results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of Natcore’s management, as well as assumptions made by the Management and information currently available to the Company. Although the Company believes that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Investors can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

          Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks, including, without limitation:

•	inability of Selective Emitter function achieving improved efficiency,

•	Black Silicon’s power output not resulting in the expected power output increase,

•	Liquid Phase Deposition Passivation technology not creating the expected production savings,

•	Tandem Quantum Dot Solar cell not producing the expected increased efficiency that would reduce expected added revenue to the Company,

•	License agreements and Royalties not being practically obtainable or being executed with terms not as favorable as predicted, and

•

the Company’s reporting exemptions under the JOBS Act as an emerging growth company being extinguished in the future (as discussed above) resulting in more onerous reporting standards that could impact Natcore’s results.

          Natcore’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Therefore, Natcore cautions investors to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus and other publicly available sources. In addition, this prospectus contains information concerning the semiconductor industry and business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, the Company’s market and business segments will develop. Although Natcore believes that this information is reliable, it has not independently verified and cannot guarantee its accuracy or completeness. These factors and many other factors beyond the Company’s control could cause its actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. The Company is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus.

USE OF PROCEEDS

          Natcore is not selling any shares of its ordinary stock in this offering and will not receive any proceeds from the sale of the shares offered by the selling shareholders; however, if any of the warrants being offered are exercised, Natcore will receive the exercise price of the warrants. If all outstanding selling shareholder warrants are exercised, Natcore would receive proceeds of approximately $2,306,812.80 (See table on page 5). Natcore intends to use all of the proceeds for research and development, working capital and general corporate purposes

PRICE RANGE OF COMMON SHARES

          Natcore became a publicly traded company on the TSX-V, the TSX Venture Exchange, on March 7, 2008. (Symbol: NXT.V)

          Natcore became a publicly traded company on the Frankfurt Stock Exchange in June 2013. (Symbol: 8NT)

          Natcore is traded on the OTC Pink® marketplace. (Symbol NTCXF)

          The following table sets forth, for the periods indicating, the high and low closing prices of the Company’s common shares on the TSX-V (Currency in CDN).

Year	High	Low

2010	$1.49	$0.40
2011	$1.21	$0.46
2012	$1.55	$0.37
2013	$1.39	$0.55

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low closing prices of the Company’s common shares on the TSX-V. (Currency in CDN)

	High	Low

2011
First Quarter	$1.21	$0.68
Second Quarter	$1.10	$0.70
Third Quarter	$0.83	$0.52
Fourth Quarter	$0.74	$0.46

2012
First Quarter	$0.52	$0.37
Second Quarter	$0.91	$0.45
Third Quarter	$1.55	$0.80
Fourth Quarter	$1.27	$0.67

2013
First Quarter	$1.05	$0.78
Second Quarter	$0.88	$0.62
Third Quarter	$1.26	$0.55
Fourth Quarter	$1.39	$0.71

Monthly Stock Information

          The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of the Company’s common shares on the TSX-V. (Currency in CDN)

Month	High	Low

July 2013	$0.69	$0.55
August 2013	$0.68	$0.56
September 2013	$0.85	$0.57
October 2013	$1.24	$0.71
November 2013	$1.39	$1.00
December 2013	$1.15	$0.87

DIVIDEND POLICY

          Natcore has never paid cash dividends on its common shares and does not anticipate paying cash dividends in the foreseeable future.

DILUTION

          If one invests in Natcore’s common shares, an investor’s interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma as adjusted net tangible book value per ordinary share if any of the outstanding options or warrants are exercised.

          Natcore’s net tangible book value as of September 30, 2013 was approximately $62,000, or $0.00 per share. Net tangible book value per share represents the amount of Natcore’s total tangible assets less its total liabilities, divided by 46216,032 the number of its common shares outstanding upon consummation of this offering.

          As of December 31, 2013, the Company had outstanding options to purchase a total of 3,772,000 of its common shares at a weight average exercise price of CDN$0.90 per share. Also, as of December 31, 2013, the Company had outstanding warrants to purchase a total of 13,517,573 of its common shares at a weighted average exercise price of CDN$0.72 per share. To the extent these options or warrants are ultimately exercised, investors will sustain future dilution.

          Below are details of Natcore’s outstanding options and warrants as of December 31, 2013:

	Details of options outstanding as of December 31, 2013

Exercise price	Expiry date	Number of outstanding

CDN$0.40	7-May-14	100,000
CDN$1.00	7-May-14	300,000
CDN$1.50	7-May-14	200,000
CDN$0.97	8-Feb-16	1,830,000
CDN$0.51	17-Apr-17	120,000
CDN$1.11	4-Sep-17	200,000
CDN$0.80	20-Dec-17	337,000
CDN$0.80	4-Jan-18	20,000
CDN$0..71	5-Apr-18	40,000
CDN$0.83	3-Jun-18	25,000
CDN$0.79	1-Jun-16	100,000
CDN$0.58	31-Jul-18	100,000
CDN$0.58	16-Aug-16	400,000

	Total	3,772,000

	Details of warrants outstanding as of December 31, 2013

Exercise price	Expiry date	Number of outstanding

CDN$0.40	7-May-14	1,512,500
CDN$1.00	4-Jan-14	94,763
CDN$1.00	4-Jul-16	429,867
CDN$0.90	20-Jul-14	3,843,686
CDN$0.60	20-Jul-14	304,000
CDN$1.00	22-Dec-15	1,134,667

		7,319,483

US$0.62	23-27 Aug-16	6,198,090

	Grand Total	13,517,573

Selected Financial Data

          The following tables set forth the Company’s summary consolidated financial data. Investors should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Natcore’s consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Natcore’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

          As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements. The December 31, 2010 financial statements were restated to conform to IFRS.

          Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), the Company concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

          Natcore has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2010, 2011 and 2012 from Natcore’s audited consolidated financial statements included elsewhere in this prospectus.

	For the years ended December 31,

	2011	2012

Consolidated statements of comprehensive income:
Sales of services	$—	$—
Operating expenses:
Selling, general and administrative expenses	1,088,662	1,077,251
Wages and salaries	947,111	821,365
Stock-based compensation expenses	1,287,021	609,400
Net foreign exchange gain/(loss)	151,504	(62,086)
Depreciation and amortization	143,848	325,648
Research and development	452,959	781,042

Operating loss	(4,071,105,)	(3552,620)
Other income and expenses:
Interest income, net	26,762	23,550
Fair value adjustment on warrants	349,711	1,690,715

Total other income and other expenses	376,473	1,714,265

Loss from operations before income taxes	(3,694,632)	(1,838,355)
Income tax expense	—	—

Net loss	(3,694,632)	(1,838,355)

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	—	—

Comprehensive loss income	$(3,694,632)	$(1,838,355)

Loss income attributable per share:
Basic and Diluted	$(0.11)	$(0.05)
Weighted average number of shares outstanding(1):
Basic and Diluted	32,756,376	36,014,144
Dividends declared per share	$—	$—

          Natcore has derived the summary for unaudited consolidated statements of comprehensive income data for the nine months ended September 30, 2013 and 2012.

	For the Nine months ended

	September 30, 2013	September 30, 2012

Condensed Consolidated statements of comprehensive income:
Sales of services	$—	$—
Operating expenses:
Selling, general and administrative expenses	1,027,840	1,158,190
Wages and salaries	638,456	665,767
Stock-based compensation expenses	370,794	329,055
Net foreign exchange gain/(loss)	57,432	(30,795)
Depreciation and amortization	274,124	125,755
Research and development	581,070	578,118

Operating loss	(2,949,716)	(2,826,090)
Other income and expenses:
Interest income, net	17,726	26,326
Fair value adjustment on warrants	53,297	(164,664)

Total other income and other expenses	71,023	(138,338)

Loss from operations before income taxes	(2,878,693)	(2,964,428)
Income tax expense	—	—

Net loss	(2,878,693)	(2,964,428)

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	—	—

Comprehensive loss income	$(2,878,693)	$(2,964,428)

Loss income attributable per share:
Basic and Diluted	$(0.07)	$(0.08)
Weighted average number of shares outstanding(1):
Basic and Diluted	39,683,551	35,164,340
Dividends declared per share	$—	$—

	September 30, 2013	December 31, 2012

	(unaudited)	(audited)

Consolidated balance sheet data:
Cash and cash equivalents	$3,013,115	$2,205,709
Other current assets	141,327	77,929
Total Current assets	3,154,442	2,283,638
Total assets	4,178,283	3,401,051
Accounts payable and accrued liabilities	107,755	82,682
Derivative liabilities	3,785,923	2,027,568
Total current liabilities	3,893,678	2,110,250
Total liabilities	3,893,678	2,110,250
Total equity	284,605	1,290,801

Working capital	(739,236)	173,388
Working capital excluded DL(1)	$3,046,687	$2,200,956

(1)	Working capital is defined by GAAP as total current assets minus total current liabilities; this calculation excludes the derivative liability.

This Space Intentionally Left Blank

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with Natcore’s selected consolidated financial and operating data and the consolidated financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect Natcore’s plans, estimates and beliefs. The Company’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly in “Risk Factors” and “Note Regarding Forward-looking Statements.”

Overview

          This Management Discussion and Analysis (“ MD&A”) of Natcore Technology, Inc. (“Natcore” or the “Company”)should be read in conjunction with the financial statements of the Company for the quarter ended September, 2013 and related notes. The Company ’s reporting currency is the United States (“US”)dollar and all amounts in this MD&A are expressed in US dollars unless otherwise noted. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s Board of Directors have reviewed and approved this MD&A. This discussion has been prepared by management as of November 29, 2013.

          This MD&A may contain “forward-looking statements”which reflect the Company’s current expectations regarding the future results of operations, performance and achievements. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncerta inties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

          The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

          All figures in this MD&A are in United States dollars,unless otherwise noted.

Revenue resources:

Natcore has four planned sources of revenue.

1.	License agreements
Each customer, before having access to the technology, will be required to have some type of non-exclusive license agreement or an exclusive license agreement unique to some specific jurisdiction.

2.	Royalties
There will be a royalty charge on each product that utilizes our technology. This will be residual revenue.

3.	Equipment sales
Natcore will sub-contract the manufacturing of wet-bench equipment necessary for the Liquid Phase Deposition process. There will be a mark-up to Natcore on each piece of equipment.

4.	Chemical sales

          Natcore will engage a third-party chemical company to mix and drop-ship the patented chemical mixture for the various applications. This will be a source of recurring revenue.

          The company understands that there may be situations where all four sources of revenue may not be available given market conditions and the appetite of different customers.

          Determining profit margins would be contingent on at least two variables. If the application reduces cost, then the margin will be restricted as to how that cost savings would impact the final product. The profit margin could not be greater than the cost saving. If the application improves the efficiency, then the margin would be based on the increased efficiency or the power output and amortized over a portion of the product’s lifetime, in this case,a solar cell or solar panels. There will be also applications that will both reduce cost and increase output. For these applications, there will be room for higher margins,which will be calculated on a case-by-case basis.

Financial Performance

          During the three and nine month period ended September 30, 2013, the Company did not generate any revenues. The principal activity of the Company during the first nine months of 2013 and for the year ended December 31, 2012 was that of research and development giving rise to normal recurring costs. The net loss for three month period ended September 30, 2013 was $2,055,584, compared to a net loss of $1,319,337 for the same three month period in 2012. The third quarter 2013 operating expenses are $1,156,805 compared to $1,290,304 for 2012, an increase of $133,499

          Our operating expenses consist of the following expenses:

	For the three months ended As of September 30,			For the nine months ended As of September 30,

	2013	2012	3 month change	2013	2012	9month change

Expenses
Research and development	$183,780	$151,494	$32,286	581,070	$332,769	$248,301
Marketing	28,463	7,059	21,404	61,419	48,418	13,001
Wages and salaries	221,553	181,472	40,081	638,456	665,767	(27,311)
Professional fees	171,376	96,096	75,280	284,200	207,195	77,005
Depreciation and amortization	92,790	22,059	70,731	274,124	125,755	148,369
Consulting	36,211	33,278	2,933	62,332	126,359	(64,027)
Utilities, facilities costs	75,760	32,500	43,260	163,058	102,507	60,551
Travel	22,931	38,848	(15,917)	91,231	155,593	(64,362)
Finder’s fee	26,847	390,040	(363,193)	41,185	390,040	(348,855)
All other operational / admin expense	121,907	150,351	(28,444)	324,415	373,427	(49,012)
Foreign exchange loss (gain)	(4,017)	(14,663)	10,646	57,432	(30,795)	88,227
Stock-based compensation	179,204	201,770	(22,566)	370,794	329,055	41,739

Total operational expenses	$(1,156,805)	$(1,290,304)	$(133,499)	$(2,949,716)	$(2,826,090)	$123,626

Other items
Fair value adjustment on derivative liabilities	(907,112)	(31,113)	875,999	53,297	(164,664)	(217,961)
Interest income	8,333	2,080	(6,253)	17,726	26,326	8,600

Net income (loss) and comprehensive income (loss) for the period	$(2,055,584)	$(1,319,337)	$736,247	$(2,878,693)	$(2,964,428)	$(85,735)

          The net income for the three months ended September 30, 2013 was significantly impacted by a non cash transaction, the revaluation of the fair value on derivative liability relating to warrants issued in prior years. As the value of the derivative liability decreases, this change is recognized as income in our statement of operations. For the three months period ended September 30, 2013 we recognized an expense of $907,112 versus a year ago we recorded an expense of only $31,113 for the change in value of these derivative liabilities. For the nine months ended September 30, 2013 we recognized a gain of $53,297 versus a year ago when we recorded a loss of $164,664 for the change in value for derivative liabilities. For the year to date as of September 30, 2013 our basic and diluted loss per share was $0.07. The weighted average number of shares was 39,683,551. Basic and diluted loss per common share is calculated using the weighted-average number of common shares outstanding during the period.

          As a result of the acquisitions of Natcore US and the Company’s operations in the United States, the Company and its financial results are exposed to fluctuations between the Canadian and United States dollars. The foreign exchange loss present for the six-month period ended June 30, 2013 results from certain monetary items, primarily cash equivalents, being denominated in Canadian dollars.

          Stock-based compensation relates to options granted under the Company’s stock option plan to directors, officers, employees and consultants. Compensation expense is recorded using the fair value method over the vesting periods of the options. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes Option Pricing Model.

          On February 8, 2011, the Company granted 2,190,000 stock options to directors, employees and consultants. The options vest over a three year period, and are exercisable at CDN$0.97 expiring in five years. The options had a grant date fair value of $1,666,332 (CDN$1,650,651) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 2.44%; Expected life of 5 years; Volatility of 118%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $29,355 (2012 - $127,285) relating to the vesting of these options.

          On April 17, 2012, the Company granted 120,000 stock options to employees. 50% of the options vested on October 17, 2012 and the remaining vest on October 17, 2013. The options are exercisable at CDN$0.51 and expire on April 17, 2017. The options had a grant date fair value of $43,545 (CDN$43,359) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.63%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013 the Company recorded stock-based compensation expense of $7,992 relating to the vesting of these options.

          On August 16, 2012, the Company granted 200,000 stock options to an employee. 50% of the options vest six months following the grant date and the remaining in twelve months from the grant date. The options are exercisable at CDN$1.11 and expire September 4, 2017. The options had a grant date fair value of $170,047 (CDN$168,112) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $67,198 relating to the vesting of these options.

          On December 20, 2012 the Company granted 80,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining 18 months from the grant date. The options are exercisable at CDN$0.80 and expire December 20, 2017. The options had a grant date fair value of $46,306 (CDN$45,780) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $31,407 relating to the vesting of these options.

          On December 20, 2012 the Company granted 272,000 stock options to employees and consultants of the Company that vested immediately. The options are exercisable at CDN$0.80 and expire December 20, 2017. During the year ended December 31, 2012 the Company recorded stock-based compensation of $158,292 (CDN$156,497) determined using the Black-Scholes Option Pricing Model with the assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. The options were fully expensed in 2012.

          On January 4, 2013 the Company granted 20,000 stock options to an employee. The options vest immediately at the grant date. The options are exercisable at CDN$0.80 and expire January 4, 2018. The options had a grant date fair value of $12,451 (CDN$12,674) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .27%; Expected life of 5 years; Volatility of 107%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $12,451 relating to the vesting of these options. In January 2013, the Company received net proceeds of $151,200 from 168,000 warrants exercised.

          On April 5, 2013 the Company granted 40,000 stock options to an employee. The options vest immediately at the grant date. The options are exercisable at CDN$0.71 and expire April 5, 2018. The options had a grant date fair value of $21,492 (CDN$21,801) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .71%; Expected life of 5 years; Volatility of 106%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $21,492 relating to the vesting of these options. In April 2013, the Company received net proceeds of $10,000 from 25,000 warrants exercised.

          On June 1, 2013 the Company granted 100,000 stock options to an employee. The options vest 25% immediately, and 25% every three months thereafter. The options are exercisable at CDN$0.79 and expire June 1, 2016. The options had a grant date fair value of $48,167 (CDN$49,755) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .71%; Expected life of 3 years; Volatility of 94%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $37,383 relating to the vesting of these options.

          On June 4, 2013 the Company granted 25,000 stock options to an employee. The options vest 50% on September 3, 2013 and 50% on September 3, 2014. The options are exercisable at CDN$0.83 and expire June 4, 2018. The options had a grant date fair value of $15,586 (CDN$16,099) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.20%; Expected life of 5 years; Volatility of 106%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $9,810 relating to the vesting of these options.

          On July 31, 2013 the Company granted 100,000 stock options to two consultants. The options vest 50% in six months, and 50% in eighteen months thereafter. The options are exercisable at CDN$0.58 and expire July 18, 2018. The options had a grant date fair value of $38,606 (CDN$39,782) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.41%; Expected life of 4 years; Volatility of 101.9%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $8,544 relating to the vesting of these options.

          On August 16, 2013 the Company granted 400,000 stock options to a consultant. The options vest immediately. The options are exercisable at CDN$0.59 and expire August 16, 2016. The options had a grant date fair value of $125,375 (CDN$129,192) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.2%; Expected life of 3 years; Volatility of 90.4%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $125,375 relating to the vesting of these options.

          On August 20, 2013, the Company announced it has arranged a $3.1 million private placement of the Company common stock. This non-brokered private placement involves the sale of up to 125 units at a price of $25,000 per unit; each unit comprises 50,000 common shares and 50,000 warrants. Each warrant will entitle the holder to purchase of further common shares at $0.62 for a period of three years from closing. An aggregate of 6,290,740 million shares and 6,290,740 million warrants would be issuable on the sale of 125 units in August.

          Finder’s fees may be payable on all or a portion of the financing. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval including the approval of the TSX Venture Exchange.

Selling and Marketing Expenses

          The Company currently has not recognized any revenue, as it is still in the development stage for many of its applications. The Company plans to have its black silicon technology available to the solar industry by the end of 2015; Natcore will not need a direct sales force in the foreseeable future. Natcore will market its technology though the industry with its current management staff.

General and Administrative Expenses

          Natcore’s general and administrative expenses consist primarily of costs associated with marketing activities, outside professional fees, travel costs, facilities costs and other corporate expenses. Our professional fees for the nine month period ended September 30, 2013 increased approximately $77,000 over the prior year, these fees mainly consisted of legal and accounting fees. In 2013 our facilities costs increased approximately $61,000 mainly due to us occupying the Rochester facility for full nine months versus only three months a year ago. See schedule above which summarize changes by expense line for our operating expenses.

Wages and Salaries Expenses

          Natcore’s wages and salaries expenses consist of compensation costs for management, finance and other administrative personnel, these costs also include payroll taxes and benefits associated with its personnel functions. For the nine month ended September 30, 2013, the changes in wages and salaries expense versus the same nine month period a year ago declined approximately $27,000. This decline is a result of some personnel “headcount” adjustments and by year end we expect salaries and wages will be unchanged compared to a year ago.

Research and Development Expenses

          Natcore’s research and development expenses consist of all expenses incurred in research and development activities, including compensation associated with its research staff. Our increases in R & D expense of approximately $248,000 over same period 9 month period a year was primarily due to additional staff hired to expand our R & D studies.

Stock Base Compensation Expense

          Natcore’s stock base compensation expense consists of fair value costs associated with the issuance of stock, stock options and warrants for services that were preformed or to be performed. For the nine months ended September 30, 2013 stock base compensation increased approximately $42,000 over the same nine month period a year ago.

Depreciation and Amortization expenses

          Natcore’s depreciation and amortization expenses are costs for the depreciation and amortization of its equipment and intangible assets. Natcore computes depreciation using the straight-line method over the useful lives of the related assets, which range from three to seven years. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. For the nine months ended September 30, 2013 depreciation and amortization expense increased approximately $148,000 over the same nine month period a year ago because our purchases in 2011, 2012 and 2013 were put into operation and had a full nine months of depreciation to expense.

Other Income (Expense)

          Other income (expense) primarily consists of gains and losses related to Natcore’s investment activities from its cash equivalent investments and other non-recurring items.

Operating (Loss)

          Natcore currently does not have any sales revenue, consequently it has generated only operating losses. Natcore’s operating expenses consist of general and administrative expenses, wages and salaries expenses, research and development expenses, depreciation and amortization costs and stock-based compensation expenses discussed above.

Critical Accounting Policies and Estimates

Statement of compliance with International Financial Reporting Standards

          The consolidated financial statements of the Company, as provided in this prospectus, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

          As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements. The December 31, 2010 financial statements were restated to conform to IFRS.

          Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), Natcore concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

Basis of preparation

          The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

          The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

			Percentage owned

	Jurisdiction of incorporation	September 2013	December 31, 2012	December 31, 2011

Natcore Technology, Inc.	United States	100%	100%	100%
Newcyte, Incorporated	United States	100%	100%	100%
Vanguard Solar, Inc.	United States	100%	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%	100%

*	Percentage of voting power is in proportion to ownership.
Inter-company balances are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

          The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

          Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Foreign currency translation

          The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars, which is the functional currency of the Company and its subsidiaries.

Transactions and balances:

          Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

          Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

          Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

          The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

•	income and expenses are translated at average exchange rates for the period.

Intangible assets

          Intangible assets acquired separately

          Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

          Internally-generated intangible assets - Research and development expenditure

          Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

2.	The intention to complete the intangible asset and use or sell it;

3.	The ability to use or sell the intangible asset;

4.	How the intangible asset will generate probable future economic benefits;

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

          The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

          Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

          As of September 30, 2013 and December 31, 2012, the Company has not recognized any internally-generated intangible assets.

Share-based payments

          The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

          The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

          Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

          Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

          Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

          Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

          Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

          Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

          At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Impairment of long-lived assets

          The carrying amount of the Company’s long-lived assets (which include equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

          The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

          An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

          Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

          Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

          Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from, or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

          Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

          Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

          The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

          Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

          Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Equipment

          Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

          Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

          Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

          Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

Liquidity and Capital Resources

          The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

          Credit risk

          Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s exposure to credit risk on its receivables is considered minimal as the balances are not significant.

          Liquidity risk

          Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

          Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. All of the Company’s non-derivative financial liabilities are due within one year.

          The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2013:

	Within one year	Between one and five years	More than five years

Trade payables	$107,755	$—	$—

          Foreign exchange risk

          Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

          The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	September 30, 2013	December 31, 2012

Cash and cash equivalents	$81,638	$1,869,056
Trade payables	—	—

	$81,638	$1,869,056

          Based on the above net exposures, as of September 30, 2013, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $816.

          Interest rate risk

          Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $1,000.

Capital Management

          The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

Fair value

          The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

          Financial liabilities measured at fair value at September 30, 2013 and December 31, 2012 consists of the derivative financial liability. These are classified as Level 2.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

          Revenues

          During the December 31, 2012, the Company did not generate any revenues. The principal activity of the Company during the year ended December 31, 2012 was that of research and development giving rise to normal recurring costs.

          Gross Profit

          As stated above the Company, during the December 31, 2012, the Company did not generate any revenues with focus exclusively on research and development. Therefore there was no gross profit during the period.

          Expenses

          Natcore’s operating expenses decreased in 2012 to $3,614,706 from $3,919,601 in 2011, a decrease of 7.8%. The decrease in operating expenses was primarily due to lower stock-base compensations costs of approximately $678,000 and lower wages and salaries expenses of approximately $126,000, general and administration costs had a slight decline of approximately $11,000. These cost reductions were offset by increases in research and development costs of approximately $328,000 and increases in depreciation costs of approximately $182,000.Wages and salaries decreased of approximately $126,000 in 2012 versus 2011 were mainly due to restructuring and adjustment to the head count staffing. We are trying to get the right personal for the Company. General and corporate expenses increased due to increases in general consulting of approximately $115,000 and finder fees of approximately $365,000 associated with our equity raise. Our facility costs increased in 2012 due to the fact this was our first full year in our new research facility in Rochester, New York we only moved into this facility in July of 2011. Corporate expenses and facilities increased because of expanding our research & development at Rochester partly as the result of our closing and reducing staff at our research facility in Ohio. This includes taking on additional space as well as additional equipment.

          Natcore’s general and administrative expenses decreased to $1,077,251 in 2012 from $1,088,662 in 2011, a decrease of 1.0%. The decrease in general and administrative expenses was primarily due to reductions in marketing costs of approximately $160,000, travel expenses declined approximately $59,000, and professional and consulting fees decline approximately $20,000. Offsetting these declines were increased general and corporate expenses and facilities costs.

          Natcore’s research and development expenses increased to $781,042 in 2012 from $452,959 in 2011, an increase of 72%. The increase in our research and development expenses was primarily due to increase in engineers and direct costs to project-related development.

          Natcore’s stock-based compensation expense decreased to $609,400 in 2012 from $1,287,021, in 2011, a decrease of 52.7%. The decrease in Stock-based compensation expense was primarily due to less stock issued for services, and less options and warrants issued in 2012.

          Depreciation and amortization was $325,648 in 2012, compared to $143,849 in 2011. The change in depreciation and amortization is primarily due to new equipment put into service in the first half of the year in 2012.

          Other income

          Other income consisted primarily of interest income, fair value adjustments on warrants and foreign exchange gain or loss. Other income increased to $1,776,351 in 2012, compared to $224,969 in 2011, an increase of 689.6%. The increase is primarily due to an increase in gains recorded in the Fair value adjustment on warrants.

          Income Tax

          As stated above the Company, during the December 31, 2012, the Company did not generate any revenues and as such had no income tax liability and the Company has fully reserved any potential deferred tax assets.

          Net Loss

          As a result of the factors described above, our net loss in 2012 was $1,838,355, compared to a net loss of $3,694,632 in 2011.

Classification of financial instruments

          Financial assets included in the statement of financial position are as follows:

	December 31, 2012	December 31, 2011

Loans and receivables:
Cash and cash equivalents	$2,205,709	$2,360,852
Loans and receivables:
Due from related party	5,097	2,862
Interest receivable	11,157	20,994

	$2,221,963	$2,384,708

          Financial liabilities included in the statement of financial position are as follows:

	December 31, 2012	December 31, 2011

Non-derivative financial liabilities:
Trade payables	$82,682	$102,087
Derivative liabilities
Derivative financial liability - warrants	2,027,568	465,553

	$2,110,250	$567,640

Cash Flows

          ThefollowingtablesummarizestheCompany’scashflowsbyactivityandcashonhand:

	September30,	December 31,
Activity	2013	2012

Net cash used in operating activities	$(2,326,978)	(2,678,628)
Net cash used in investing activities	(157,848)	(266,195)
Net cash from financing activities	3,292,232	2,789,680

Net increase (decrease) in cash	807,406	(155,143)
Cash at the beginning of the period	2,205,709	2,360,852

Cash at the end of the period	$3,013,115	$2,205,709

          Excluding the derivative liability the Company reported working capital of $3,046,687 as of September 30, 2013 and $2,200,956 at December 31, 2012. As of September 30, 2013, the Company had net cash of $3,013,115, compared to cash of $2,205,709 as at December 31, 2012. The increase is due to a recent private placement in August 2013 in which the Company sold 6,290,740 shares of common stock for gross receipts of $3,145,370. The Company plans to use this funds continue to fund research and development costs and operational and capital equipment needs. The Company anticipates its current cash and cash equivalents will be sufficient to fund operations for the remainder of this year and the next year.

          Current assets excluding cash and cash equivalents at September 30, 2013 consisted of receivables of $49,437 and prepaid expenses of $91,890.

          Current liabilities at June 30, 2013 consist of accounts payable and accrued liabilities of $69,874 and the derivative financial liability of $1,021,018.

          The Company may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any,prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

          During the nine month period ended September 30, 2013, the Company realized a net cash inflow of $807,406. This increase in cash from year end 2012 is a result of net cash from financing activities of $3,292,232 less net cash outflow from investing activities of $157,848, related to the purchase of equipment, and net cash used in operating activities of $2,326,978, related primarily to the activities of the company. This compares to a net cash inflow of $494,812 for the same nine month period in 2012 which consisted of cash in from financing activities of $2,930,691, cash used for investing activities of $291,566 related to the purchase of equipment, and net cash used in operating activities of $2,144,313. The Company expects cash outflows to remain constant as the Company has increased its financing activities and continues its research and development.

Commitments

          Employment Agreement

          The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

          The employee has the right, upon 30 days’ notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days’ notice if for cause or on 60 days’ notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

          License Agreement

          In 2004 the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sublicense as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

          Sponsored Research Agreement

          On September 1, 2009, the Company has entered into a sponsored research agreement with the same university to develop thin films incorporating silicon quantum dots. The initial term of the agreement is one year and the proposed budget is $100,000. Both the term and the funding can be extended under mutual agreement.

          China Joint Venture

          On June 22, 2010 the Company formed a joint venture (“Natcore Technology (Zhuzhou) Co., Ltd.”) with a consortium in China to develop and manufacture film-growth equipment and materials using the Company’s proprietary Liquid Phase Deposition technology licensed from Rice University. Natcore Technology (Zhuzhou) Co., Ltd. will be 55% owned by the Company, with the Zhuzhou Hi-Tech Industrial Development Zone and a Chinese firm that is currently a producer of polysilicon and a manufacturer of industrial equipment used in the solar industry (together, the “Chinese Partnership”) holding the remaining 45% ownership position. Natcore Technology (Zhuzhou) Co., Ltd. will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese Partnership. Natcore Technology (Zhuzhou) Co., Ltd. will have the exclusive right to develop, manufacture and sell AR film-growth equipment in China, and a five-year exclusive right to manufacture such equipment for sale outside of China. Our Board of Directors has not approved funding for the joint venture consequently no funding has been made, the joint venture has not taken place as of this filing.

          Research and Development Facility

           On June 20, 2013, the Company entered into a new three year lease agreement for our research and development facility. The Company will pay a base rent of $22,000 per year in monthly installments of $1,833.34. After year one the annual rent will increase 3% for each year of the lease, the lease expires on July 31, 2016.

          Patent License Agreement

          On December 9, 2011 the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

Depiction of Contractual Obligations

Type	Description of Commitment	Amount	Exhibit

Employment Agreement	President and CEO’s employment agreement	$275,000/ year plus stock options,	1
License Agreement & Amendments	Gives Company exclusive license from Rice University for certain patents.	2% Company’s adjusted Gross Sales under License and Sublicense agreement	2,3
Sponsored Research Agreement & Amendments	Rice University to develop products.	$100,000/ year	4,5
Research & Development Facility Lease	Two (2) year renewable lease for facility.	$103,596/ year	6,7
Exclusive Patent License Agreement & Amendments	Agreement to use certain licensed patents. Agreement with National Renewable Energy Laboratory for exclusive use of patent.	$25,000 per annum plus royalties	8,9,10,11
China Joint Venture	Agreement to develop and manufacture film-growth equipment and materials	Not Applicable at this time	12,13

Related party transactions and balances

          Related party balances

          As at December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

          Key management personnel compensation

	December 31, 2012	December 31, 2011

Administrative fees	$60,000	$60,000
Consulting	30,200	44,500
Stock-based compensation	28,768	282,086
Wages and benefits	446,750	509,667

	$565,718	$896,253

Quantitative and Qualitative Disclosure about Market Risk

          Natcore is exposed to market risks arising from its normal business activities. These market risks, which are beyond the Company’s control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of its financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Impact of Inflation and Currency Fluctuations

          Because the majority of Natcore’s revenue is paid in or linked to the U.S. dollar, Natcore believes that inflation and fluctuation in the CAD/dollar exchange rate has limited effect on its results of operations. However, a portion of the cost of its Canadian operations, mainly personnel, is incurred in CAD. Because some of Natcore’s costs are in CAD, inflation in CAD/dollar exchange rate fluctuations does have some impact on our expenses and, as a result, on its net income. Natcore’s CAD costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Canada is not offset, or is offset on a delayed basis, by a devaluation of the CAD in relation to the dollar.

          Natcore does not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of September 30, 2013, the Company did not own any market risk sensitive instruments except for its revolving line of credit. However, Natcore may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if its management determines that it is necessary or advisable to offset these risks.

BUSINESS

Overview

          Natcore Technology, Inc. (“Natcore” or “the Company”) is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007 for the purpose of commercializing technology which enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures. The technology was developed at Rice University (“Rice”) and has been licensed to Natcore pursuant to an exclusive license agreement. In connection with the license agreement, Rice became a Natcore shareholder and continues to hold a stake in the company.

          Natcore seeks to become a global leader in the growth of thin and thick films of dielectric and semiconductor materials using non-vacuum, room temperature processes. The Company’s first specific aim is to enter and gain market share in the antireflective coating market for solar cells by selling a paradigm-shifting, low-cost technology to solar cell manufacturers that will enable those companies to realize significantly lower capital costs and higher profit margins from their own sales.

          The Company’s licensed technology is a Liquid Phase Deposition process that has been successfully demonstrated in an industrial laboratory setting (work performed for Natcore by the Battelle Memorial Institute) and is now ready to be tailored to specific applications in an industrial product development and manufacturing facility. Natcore currently has 15 granted patents and 18 pending patents surrounding this technology.

Our History and Development

          Natcore was a Capital Pool Company until it completed a Qualifying Transaction on May 8, 2009. The Qualified Transaction involved a reverse takeover of Syracuse Capital Corp by Natcore Technology, Inc., a private Delaware company that is now a wholly owned subsidiary of the Company. Syracuse Capital Corp. was a company incorporated under the British Columbia Business Corporations Act and a Capital Pool Company, having its common shares listed on the Exchange under the trading symbol “SYU.P”.

          On May 8, 2009, Natcore completed its ‘Qualifying Transaction’ by acquiring all of the issued and outstanding securities of Natcore Technology, Inc. a private Delaware company in consideration of the issuance of 12,960,686 common shares of the Company having a deemed price of CDN$0.40 per share and the issuance of 2,145,000 share purchase warrants, each warrant exercisable into one additional common share at a price of CDN$0.40 per share for a period of five years expiring May 9, 2014.

          The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT” and traded on the OTC Pink® marketplace under symbol “NTCXF”.

          On December 11, 2009, Natcore completed the acquisition of NewCyte, Inc. (“NewCyte”), a private Delaware company. NewCyte’s portfolio of intellectual property included issued and pending patents covering the coating of fullerenes (including carbon nanotubes) with silica, dielectric and semiconducting films for a variety of potential applications, including photon, chemical and biomolecule sensing. As consideration for the purchase of NewCyte, Natcore has issued NewCyte shareholders 200,000 share purchase warrants entitling the holders to acquire Natcore shares at strike prices ranging from CDN$0.75/share to CDN$2.00/share, all of which warrants have since expired.

          On May 19, 2010, the Company completed the acquisition of Vanguard Solar, Inc. (“Vanguard”), a private Delaware company controlling key intellectual property in the field of solar energy. Vanguard has been focused on the development of a flexible, thin-film photovoltaic material capable of silicon solar cell-like efficiency performance potentially at one-tenth the manufacturing cost and one-twentieth the capital investment. Vanguard employs a proprietary chemical bath process similar to Natcore’s Liquid Phase Deposition technology, although Vanguard is growing II-VI compound semiconductor thin films on carbon nanotubes at room temperature and ambient pressure, while Natcore has thus far concentrated on growing silicon dioxide films on silicon substrates. As consideration for the purchase of Vanguard, Natcore issued to Vanguard shareholders an aggregate of 375,236 common shares of Natcore.

          In March 2012, the Company opened its Research and Development Center in Rochester, NY. The R&D Center is enabling Natcore to develop applications based on the Company’s proprietary Liquid Phase Deposition technology.

          The Company also entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon. NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism.

          On October 25, 2012, the Company announced that its scientists had created the world’s first Black Silicon solar cell using processes amenable to low-cost mass production. After having previously treating a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable Liquid Phase Deposition process to create the Black Silicon solar cell, from wafer to finished cell, in their R&D Center in Rochester, NY.

Competitive Landscape

          Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer its customers an extremely attractive value proposition. Natcore’s black silicon technology will replace an expensive, energy and manpower intensive, thermal vacuum process with a simple wet chemistry process that will make an improved antireflection surface on silicon solar cells. An independent engineering study comparing Natcore’s technology to that now used by the solar cell industry shows conclusively that solar cell manufacturing costs can be reduced by up to 23.5%. The study included both capital and lifecycle costs when making the comparison. Other studies completed by the Company have shown that Natcore’s LPD technology can be tailored to solar cell technologies other than silicon, and while costs savings have not been quantified, preliminary results indicate they will result in at least single digit percentage cost reductions.9

          As stated earlier, the Company is unaware of any competing room temperature antireflective coating technology in commercial use or in development. While current thermal/vacuum systems are adequate for Generation 1 and 2 cells, Natcore’s technology will enable those cell producers to improve their profit margins by offering lower cost and higher throughput rates.

          Many in the industry have predicted that thin film solar cells, and in particular thin film solar cells on plastic substrates, will someday replace silicon solar cells as the dominant technology in the market place. The expects to see a growing demand for low-temperature, non-vacuum, roll-to-roll antireflective coating systems for the emerging thin film solar cell market. Manufacture of these flexible thin film solar cells will create new demand for Natcore’s low temperature film growth processes.10 The Company plans to develop roll-to-roll Liquid Phase Deposition processing technology for this market in years 2-5. As a result, Natcore will be ready to provide production systems to this potentially huge market in its earliest stages of development.

          Although there are approximately 100 solar cell companies worldwide, the present world market is dominated by just a handful of producers. They are: Sharp Solar, Kyocera, BP Solar, Q-Cells, SunTech Power, and Sanyo Solar. Although the list keeps changing, the top five silicon solar cell producers account for nearly 50% of global silicon cell production. Many of them are preparing to introduce Generation 2 (thin film solar cells) in the coming months to a few years. The follow-on move to Generation 3 silicon cells can be expected to gain momentum during the next five years, and should become the dominant technology for new plant expansion thereafter (2016) and beyond.11

[9]

See generally Goodrich, A.; Hacke, P.; Wang, Q.; Sopori, B.; Margolis, R.; James, T.L.; Woodhouse, M. (2013). “A wafer-based monocrystalline silicon photovoltaics road map: Utilizing known technology improvement opportunities for further reductions in manufacturing costs.” Solar Energy Materials and Solar Cells, Vol. 114, July, pp. 110–135; Goodrich, A. C.; Powell, D. M.; James, T. L.; Woodhouse, M.; Buonassisi, T. (2013). “Assessing the Drivers of Regional Trends in Solar Photovoltaic Manufacturing.” Energy and Environmental Science.Vol. 6(10), 1 October 2013; pp. 2811-2821; NREL Report No.JA-6A20-58652.

[10]

See generally Martin A. Green, “The Future of Thin-film Solar Cells”, University of New South Wales, Sydney UNSW Photovoltaics Centre of Excellence - supported by the Australian Research Council; Russell Flannery, Forbes Staff Business | 10/18/2013 @ 7:15AM |5,265 views Solar Energy’s Next Business Breakthroughs; Dr. Wolfram Witte (ZentrumfÜrSonnenenergie- und Wasserstoff-Forschung Baden-WÜrttemberg (ZSW) “CIGS thin-film solar cells” ISOLDE Seminar Thursday, 30 January 2014 from 14:30 to 15:30 at CERN (26-1-022); A. Shah, P. Torres, R. Tscharner, N. Wyrsch, H. Keppner “Photovoltaic Technology: The Case for Thin-Film Solar Cells” Science 30 July 1999: Vol. 285 no. 5428 pp. 692-698

[11]	See generally Martin Green, “Third Generation Photovoltaics: Advanced Solar Energy Conversion” (Springer Series in Photonics) Springer; 1st ed. 2003. 2nd printing 2005 edition (December 6, 2005)

          Given the increasing demand for solar cell technology, competition can be expected to increase substantially. Accordingly, there can be no assurances that the Company will compete successfully with existing or new competitors, or that the competition will not have a material adverse effect on the business, operating results or financial condition of the Company (See “RISK FACTORS”).

Competitive Strengths

          Natcore has focused the development of its Liquid Phase Deposition process on four (4) applications: Selective emitter by Liquid Phase Deposition, Black Silicon, Liquid Phase Deposition Passivation and Tandem Quantum Dot Solar Cell (described below).Management believes that these applications will have the greatest impact on the solar industry and the most direct impact to commercialization, consistent revenue and growth.

Selective Emitter by Liquid Phase Deposition

          The top surface of a solar cell, known as the emitter, consists of silicon doped with the element phosphorous. Current commercial cells have a uniform concentration of phosphorous across the surface, but it is well understood that enhanced performance can be obtained by having phosphorous concentration high near the electrical contacts and low elsewhere. This approach, known as selective emitter, can generally boost performance by as much as 1% absolute (5% relative), but is difficult to implement in manufacture.12 Liquid Phase Deposition films, patterned by a proprietary Natcore approach, simplify the process for producing selective emitter cells with minimal cost increase. This process could be ready for pilot line in five months.

Black Silicon

          Current solar cells absorb only about 95% of incident light due to reflection. Furthermore, absorption is reduced when light arrives on a solar module at high angles. In exclusive cooperation with NREL (National Renewable Energy Laboratory), Natcore has developed a process for etching the surface of solar cells to make them absorb almost all incident light (making them almost completely black). Simulations accounting for the increased absorption and improved angle sensitivity suggest that power output gains as high as 10% relative are possible.13 At the same time, this process is expected to completely remove the silicon nitride antireflection/passivation process from solar cell manufacture resulting in reduced manufacturing cost. This process could be ready for pilot line in nine months.

Liquid Phase Deposition Passivation

          Current solar cell fabrication deposits hydrogenated silicon nitride on the front of a solar cell to provide both surface passivation and antireflection control. This approach is effective only for n-type silicon surfaces used in today’s solar cells. Two strong new directions are emerging in the solar cell industry. The first is to passivate the back surface of the cell and not use full area contacts and the second is to invert the cell structure to have the emitter (top layer) be a p-type silicon material. Cell manufacturers are now searching for a low-cost way to passivate p-type silicon surfaces and have found that a thin silicon oxide layer under the silicon nitride layer creates the passivation they need for the p-type silicon surfaces, whether they are at the front or rear. The passivated emitter rear contact cell has been shown to increase cell output by 15% to 20% and switching to the p-on-n cell structure has eliminated the unavoidable light induced degradation that occurs in conventional n-on-p cells. Thermal oxides are too expensive and chemical vapor deposition oxides are not effective because of their less-than-theoretical film densities. Natcore believes that the Liquid Phase Deposition oxide is the perfect solution for this problem. The Liquid Phase Deposition passivation process could be production ready in nine months.14

[12]

See generally SihuaZhong, Wenzhong Shen, FengLiu, Xiang Li, “ Mass production of high efficiency selective emitter crystalline silicon solar cells employing phosphorus ink technology.” Solar Energy Materials & Solar Cells 117 (2013) 483–488; Braun, S., Herguth, A., Dastgheib-Shirazi, A., et al, “The etchback selective emitter technology and its application to multicrystalline silicon”, Proc. 35th IEEE Photovoltaic Specialists Conference (PVSC), 2010; Hahn, Giso, “Status of selective emitter technology”, Proc. 25th European Photovoltaic Solar Energy Conference and Exhibition and 5th World Conference on photovoltaic Energy Conversion : 6-10 September 2010, Valencia, Spain.

[13]

See generally Christiana Honsberg and Stuart Bowden “Photovoltaic Education Project - PVCDROM” Arizona State University; Suresh Kumar Dhungel, JinsuYoo, Kyunghae Kim, Sungwook Jung, Somnath Ghosh and Junsin Yi, “Double-Layer Antireflection Coating of MgF2/SiNx for Crystalline Silicon Solar Cells,” Journal of the Korean Physical Society, Vol. 49, No. 3, September 2006, pp. 885.889.; BhushanSopori , Brian Butterfield , Juana Amieva, “Detailed Characterization of AR Coatings on Si Solar Cells: A New Application of GT-FabScan 6000,” National Renewable Energy Laboratory, Golden, CO Presented at the 14th Workshop on Crystalline Silicon Solar Cells and Modules Winter Park, Colorado August 8–11, 2004.; Dennis J. Flood, “Black Silicon Antireflection Technology”, available at:
http://www.interpv.net/magazine/mag_print.asp?idx=692&part_code=02.

[14]

See generally Jan Benick, Bram Hoex, M. C. M. van de Sanden, W. M. M. Kessels, Oliver Schultz and Stefan W. Glunz, “High efficiency n-type Si solar cells on Al2O3-passivated boron emitters,”,Appl. Phys. Lett. 92, 253504 (2008); S. H. Lee, “Development of High Efficiency Silicon Solar Cells for Commercialization,” Journal of the Korean Physical Society, Vol. 39, No. 2, August 2001, pp. 369 373; Jianhua Zhao, Aihua Wang, Pietro P. Altermatt, Stuart R. Wenham, Martin A. Green, “24% efficient perl silicon solar cell: Recent improvements in high efficiency silicon cell research,” Solar Energy Materials and Solar Cells, Volumes 41–42, June 1996, Pages 87–99.

Tandem Quantum Dot Solar Cell

          Standard silicon solar cells by their physics waste some of the energy coming from shorter wavelength light, notably green, blue, and ultraviolet light. The solution is to build a solar cell comprised of three different absorbing materials, one for each approximately one third of the solar spectrum from the near infrared to the ultraviolet. These complex cells are currently very expensive and thus historically suitable only for applications such as aerospace.15 However, Natcore has developed a technology that combines quantum dots with Liquid Phase Deposition-deposited layers to produce a “tandem” layer that can be deposited on a conventional silicon solar cell to better harvest the shorter wavelength light. This could lead to efficiency gains near 50% relative to conventional cells. This process could be ready for pilot line in eighteen months.

Strategies

          The semiconductor industry standard to produce thin films, found in semiconductor wafer components, is chemical vapor deposition in which the solar wafer is exposed to volatile originators, which react and decompose on the wafer surface to produce anticipated deposits. However, volatile resultants occur which require removal by gas flow through the reaction chamber resulting in increased cost and toxicity concerns.

          Natcore’s Liquid Phase Deposition technology will enable the growth of inorganic materials, specifically silicon dioxide-based films that are essential components of solar cells, in an environmentally friendly chemical bath that occurs at room temperature. Liquid Phase Deposition technology will reduce the cost of production while facilitating the growth of materials and devices that would be destroyed when subjected to the harsher chemical vapor deposition process. The implementation of the Liquid Phase Deposition process will result in the following anticipated cost saving and revenue producing benefits of the four applications of the Liquid Phase Deposition process (detailed above):

Selective Emitter

          Utilizing or implementing a selective emitter function is expected to increase absolute efficiency from 0.50% to 1.0%. More importantly, this represents an expected efficiency increase of 5% compared with current technology. Selective emitter technology has not gained widespread use in today’s solar cell production lines because current production techniques using laser and/or thermal/vacuum processes have not been cost effective, or are marginally so. The additional cell output comes with an increased cost. The standard metric for manufacturing effectiveness is cell cost per watt and the addition of the selective emitter production technology now available does not lower cost per watt. Natcore’s technology requires only the use of wet chemical processes and Company studies show it will actually lower the cell cost per watt by a few percent.16 This increased power and slightly lower cost can be amortized over the 20-25 year lifetime of the cell or the panel, so the Company believes that an initial profit margin of 15% appears achievable.

[15]

See generally Gavin Conibeer, Martin Green, et al, Silicon quantum dot nanostructures for tandem photovoltaic cells, Proceedings on Advanced Materials and Concepts for Photovoltaics, Volume 516, Issue 20, 30 August 2008;Xihua Wang, Ghada I. Koleilat, Jiang Tang, Huan Liu,1Illan J. Kramer, RatanDebnath, Lukasz Brzozowski, D. Aaron R. Barkhouse, Larissa Levina, SjoerdHoogland& Edward H. Sargent, Tandem colloidal quantum dot solar cells employing a graded recombination layer Nature Photonics Volume 5, 480–484, 2011; A.J. Nozik, Quantum dot solar cells, Physica E 14 115 – 120, 2002; Ghada I. Koleilat, Larissa Levina, Harnik Shukla, Stefan H. Myrskog, Sean Hinds, Andras G. Pattantyus-Abraham, and Edward H. Sargent, Efficient, Stable Infrared PhotovoltaicsBased on Solution-Cast Colloidal Quantum Dots, ACSNANO VOL. 2 ▪ NO. 5 ▪ 833–840 ▪ 2008; Na Zhou, Yueyong Yang, Xiaoming Huang, Huijue Wu, Yanhong Luo, Dongmei Li, QingboMeng, Panchromatic quantum-dot-sensitized solar cells based on a parallel tandem structure, Chemistry And Sustainability, Energy & Materials, April 2013.

[16]

See generally SihuaZhong, Wenzhong Shen, FengLiu, Xiang Li, “ Mass production of high efficiency selective emitter crystalline silicon solar cells employing phosphorus ink technology.” Solar Energy Materials & Solar Cells 117 (2013) 483–488; Braun, S.,Herguth, A., Dastgheib-Shirazi, A., et al, “The etchback selective emitter technology and its application to multicrystalline silicon”, Proc. 35th IEEE Photovoltaic Specialists Conference (PVSC), 2010; Hahn, Giso, “Status of selective emitter technology”, Proc. 25th European Photovoltaic Solar Energy Conference and Exhibition and 5th World Conference on photovoltaic Energy Conversion : 6-10 September 2010, Valencia, Spain.

Black Silicon

          Studies by an independent engineering firm as well as the National Renewable Energy Laboratory have shown that Natcore’s Liquid Phase Deposition and black silicon antireflection technology will lower silicon cell production costs by up to 23.5%. The Company believes that the black silicon process could increase a solar cell’s total power output while at the same time lowering costs and that such benefit could justify a margin of 20%. It would be reasonable to suggest that these advantages would also justify a market share of 25%.

Liquid Phase Deposition Passivation

          Front side passivation of a p-on-n cell and backside passivation of an n-on-p cell both require about 12 nm to 15 nm of Liquid Phase Deposition oxide. No additional thermal processing is needed for either layer, since both can be annealed as a normal part of cell contact formation and fire-through. The estimated all-in cost of ownership (“COO”), of either layer is about 8 cents per cell. That figure includes the full retail cost of equipment and chemicals the cell fab will pay, which would include Natcore’s margin for both items.

Tandem Quantum Dot Solar Cell

          Tandem solar cell technology uses Liquid Phase Deposition layers containing quantum dots to fabricate “stacked” solar cells on top of one another, each layer engineered to capture different bands of light. Natcore expects the Tandem Solar Cell to significantly increase efficiency over traditional solar cells, as discussed previously. The current cost of a 200 watt solar panel is approximately $100. The Company believes that a 50% or more increase in output power should easily justify an additional cost of $50 per panel, and this $50 would represent an effective profit margin in excess of 60% for Natcore. Total world production of single crystal silicon solar cells in 2012 totaled 32GW. Assuming an average panel output of 200W, a total of 160 million silicon panels were produced. A 10% market share for Natcore would represent a profit of $480M.

          Multiple depositions of Liquid Phase Deposition layers with appropriate quantum dots distributed in them to form two p-n junctions will create a structure called a tandem solar cell. Such cells were first proposed shortly after the first commercially useful solar cell was invented in 1956. Solid theoretical understanding of how such solar cells work and how to construct them was developed by the early 1970’s and they are now commercial products for earth-orbiting satellite power systems. Predictions are that two junction tandem cells can be as much as 35% efficient in terrestrial sunlight and three junction tandem cells can reach the lower 40% range. Creating a two junction tandem cell by adding a quantum dot upper cell to the top of a standard silicon cell can theoretically increase the efficiency of the structure to the 30% range. Allowing for real world losses in such a structure, the output of a quantum-dot-on-silicon 2 junction device should in the 27% to 28% range and will be at least 50% higher than a conventional silicon cell at today’s average commercial efficiencies (about 18% in production.) Adding a 2 junction quantum dot tandem cell to a standard silicon cell should create a 3 junction device with efficiencies up to twice that of a standard silicon cell by itself.17

          The Company anticipates the following potential sources of revenue from the implementation of its Liquid Phase Deposition process:

License agreements & Royalties

          Customers will be required to execute non-exclusive license agreements or exclusive license agreement unique to specified jurisdictions. Royalty rights will entitle the company to benefit from residual income on each product that utilizes the company’s technology.

Equipment sales

          Natcore will sub-contract the manufacturing of wet-bench equipment necessary for the Liquid Phase Deposition process. There will be a mark-up to Natcore on each piece of equipment.

Chemical sales

          The Company will produce recurring revenue by engaging third-parties to mix and ship the patented chemical mixture for the various applications.

[17]

See generally Gavin Conibeer, Martin Green, et al, Silicon quantum dot nanostructures for tandem photovoltaic cells, Proceedings on Advanced Materials and Concepts for Photovoltaics, Volume 516, Issue 20, 30 August 2008;Xihua Wang, Ghada I. Koleilat, Jiang Tang, Huan Liu,1Illan J. Kramer, RatanDebnath, Lukasz Brzozowski, D. Aaron R. Barkhouse, Larissa Levina, SjoerdHoogland& Edward H. Sargent, Tandem colloidal quantum dot solar cells employing a graded recombination layer Nature Photonics Volume 5, 480–484, 2011; A.J. Nozik, Quantum dot solar cells, Physica E 14 115 – 120, 2002; Ghada I. Koleilat, Larissa Levina, Harnik Shukla, Stefan H. Myrskog, Sean Hinds, Andras G. Pattantyus-Abraham, and Edward H. Sargent, Efficient, Stable Infrared PhotovoltaicsBased on Solution-Cast Colloidal Quantum Dots, ACSNANO VOL. 2 ▪ NO. 5 ▪ 833–840 ▪ 2008; Na Zhou, Yueyong Yang, Xiaoming Huang, Huijue Wu, Yanhong Luo, Dongmei Li, QingboMeng, Panchromatic quantum-dot-sensitized solar cells based on a parallel tandem structure, Chemistry And Sustainability, Energy & Materials, April 2013.

THERE MAY BE SITUATIONS WHERE ALL FOUR SOURCES OF REVENUE (OR ANY REVENUE AT ALL) MAY NOT BE AVAILABLE GIVEN MARKET CONDITIONS AND CUSTOMER REQUIREMENTS.

Intellectual Property Assets

          The Company has 16 granted patents and 19 patents pending, including but not limited to the following:

Patent 2340039- Expiration date: 11/18/2023

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth. (PCT/RUSSIAN FEDERATION)

          The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution.

Patent 7,718,550- Expiration date: 1/16/2026

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth.

          The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution.

Patent 7,253,014: Expiration date: 11/19/2023

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission

          A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising Cadmium Sulfide (CdS) or Cadmium Selenide (CdSe).

Patent 7,682,527- Expiration date: 11/19/2023

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission

          A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising Cadmium Sulfide (CdS) or Cadmium Selenide (CdSe).

Patent 7,491,376- Expiration date: 3/5/2027

Chemical derivatization of silica coated fullerenes and use of derivatized silica coated fullerenes

          This invention is directed to a new composition of matter in the form of chemically derivatized silica coated fullerenes, including silica coated C.sub.60 molecules and silica coated carbon nanotubes, processes for making the same and to uses for the derivatized silica coated fullerenes. (Dervitization of silica coated fullerenes refers to chemically modifying surface of the silica to have a similar chemical structure but different chemical reactions with specifically chosen reagents.) Included among many uses in chemical, physical or biological fields of use, but not limited thereto, are high speed, low loss electrical interconnects for nanoscale electronic devices, components and circuits. In one embodiment, this invention also provides a method for preparing silica coated fullerenes having substituents attached to the surface of silica coated fullerenes by reacting silica coated fullerenes with a wide range of organic or inorganic chemical species in a gaseous or liquid state. Preferred substituents include but are not limited to organic groups and organic groups containing heteroatoms (i.e. non-carbon atoms) such as oxygen, nitrogen, sulfur, and halogens. The identity of the surface functional group is chosen to provide desirable properties to the silica coated fullerenes including but not limited to solubility, miscibility, stickiness, and melting point. The present invention also describes the application of surface functionalized silica coated fullerenes as components of polymer blends and composites (i.e. the surface is treated with certain substances that allow the silica to react to certain other specific materials).

Patent 7,692,218- Expiration date: 8/21/2025

Method for creating a functional interface between a nanoparticle, nanotube or nanowire, and a biological molecule or system

          A field effect transistor and a method for making the same. In one embodiment, the field effect transistor comprises a source; a drain; a gate; at least one carbon nanotube on the gate; and a dielectric layer that coats the gate and a portion of the at least one carbon nanotube, wherein the at least one carbon nanotube has an exposed portion that is not coated with the dielectric layer, and wherein the exposed portion is functionalized with at least one indicator molecule (i.e. has a specific molecule attached to the nanoparticle that will attach only to certain desired molecules out of a broad mixture of molecules). In other embodiments, the field effect transistor is a biochem-FET.

Research and Development

          Natcore’s research and development efforts have produced break-through technological advancements in the solar wafer production arena as detailed in other parts of this prospectus. The Company has spent $0.8 million, $0.5 million and $0.4 million on research and development in 2012, 2011 and 2010, respectively. These amounts were spent on the development or improvement of its technologies primarily in Selective Emitter, BlackSilicon, Liquid Phase Deposition Passivation and Tandem Quantum Dot Solar Cells. The Company intends to continue to research and develop these technologies for the next 12 to 24 months. There can be no assurance that the Company can achieve any or all of its research and development goals.

Sales and Marketing

          At this time Natcore’s focus is primarily on research and development as described in other parts of this prospectus. The Company currently has not produced any products that have recognized any revenue, as it is still in the development stage for many of its applications. The Company plans to continue to research and develop these technologies to commercial readiness in the next 12 months to 5 years; as a result the Company does not need a direct sales force in the foreseeable future. Natcore will market its technology though the industry with its current management and R&D staff.

Government Regulation

          The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers would adversely affect the marketing of products and services developed by the Company, and the Company’s ability to generate product and service revenues. Further, there can be no assurance that the Company, its customers, vendors, or service providers will be able to obtain necessary regulatory approvals. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company. While the Company anticipates that all regulatory approvals required will be granted, violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company’s ability to acquire capital, or adversely affect the Company’s ability to conduct its business as intended.

          Any new government regulation that affects solar power products and technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase its costs and the price of its systems. As a result, these regulations may have a negative impact on the Company’s revenue and profitability and thereby harm its business, prospects, results of operations, or financial condition.

Employees

          As of July 30, 2013 the Company had 12 full-time employees, compared to 15 full-time employees as of December 31, 2012 and 13 full time employees as of December 31, 2011. Natcore’s ability to succeed depends, among other things, upon the Company’s continuing ability to attract and retain highly qualified technical specialists, administrative and managerial personnel.

Facilities

          The Company’s administrative offices are located at 87 Maple Avenue, Red Bank, New Jersey 07701. The Company also maintains a research and development laboratory in the Eastman Kodak Company’s Eastman Business Park, in the City of Rochester, New York.

Environmental

          Natcore believes that its operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Legal Proceedings

          The Company is not currently involved in any litigation believed to be material to the development of the Company’s business objectives or the Offering. To the best of the Company’s knowledge, no litigation is pending or threatened.

Administrative Proceedings

          The Company is not currently involved in any administrative proceedings to be material to the development of the Company’s business objectives or the Offering. To the best of the Company’s knowledge, no such proceedings are pending or threatened.

MANAGEMENT

British Columbia Law as it Relates to Directors

          The Business Corporations Act (British Columbia) (the “BCBCA”) requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (c) one for indemnity of or insurance for directors as contemplated under the BCBCA; (d) one relating to a loan to the corporation and the director or senior office, or person in whom the director or senior officer has a material interest is or is to be a guarantor of some of all of the loan; or (e) one with an affiliate. However, a director who is prohibited by the BCBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the BCBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

          Natcore’s articles provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on its behalf other than the normal work ordinarily required of a director of Natcore.

          Natcore’s articles also provide that the Company may, if authorized by the directors: (a) borrow money upon the credit of our company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee, whether secured or unsecured; (c) to the extent permitted by the BCBCA, guarantee the repayment of money by any other person or the performance of the obligation of any other person; and (d) mortgage, charge or otherwise create a security interest in the whole or any part of the present and future assets and undertaking of the Company.

Directors and Executive Officers of Natcore Technology, Inc.

          The directors and executive officers of the Company, as of the date of this Prospectus, as well as their positions, are listed below:

          Charles Provini, Director,President & Chief Executive Officer

          Mr. Provini holds an Engineering degree from The U.S. Naval Academy in Annapolis, Maryland and a Masters from the University of Oklahoma. Previously, he was the President of Ladenburg Thalmann Asset Management and a Director of Ladenburg Thalmann, Inc., one of the oldest members of the New York Stock Exchange from 11/1997- 10/2000. He served as President of Laidlaw Asset Management as well as Chairman and Chief Investment Officer of Howe & Rusling, Laidlaw’s Portfolio Management Advisory Group from 11/1995- 09/1997. Prior to this, he served as President of Rodman & Renshaw’s Advisory Services from 02/1994- 08/1995 and President of LaSalle Street Corporation, a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette from 01/1983-04/1985. Mr. Provini has been a leadership instructor at the U.S. Naval Academy, Chairman of the U.S. Naval Academy’s Honor Board, and is a former Marine Corp. officer.

          John Meekison, Director and Chief Financial Officer

          Mr. Meekison is currently a director of the Company and is a founder and Chief Financial Officer of Vancouver based iCo Therapeutics Inc. (“iCo”) (from 03/2005- Present), a biopharmaceutical company developing clinical stage drugs for ophthalmic (eye) diseases. In his capacity as Chief Financial Officer, he manages all accounting, finance, risk management, investor relations and human resource activities for iCo. He also works closely with the rest of the iCo’s executive team in business strategy, license renegotiations and merger and acquisitions activities. Mr. Meekison was an investment banker with a specialization in both the life sciences and technology sector at Haywood Securities Inc. (10/1991-02/2000), Diouhy Merchant Group Inc. (10/2001-12/2002), and Pacific International Securities Inc., now PI Financial group (03/2004-03/2005). He has also acted as the Chief Financial Officer for a TSX listed company developing a novel clinical diagnostic platform from 02/2003-2004, where Mr. Meekison supervised all public reporting functions and accounting and finance functions. He is also the director of Pacific Cascade Minerals Inc. and a member of the audit committee and the Chief Financial Officer, a director, and member of the audit committee for Sojourn Ventures, Inc. Mr. Meekison received his Bachelor of Arts from the University of British Columbia and is a certified Investment Manager and Professional Logistician.

          Brien F. Lundin, Director

          The president/CEO of Jefferson Financial, Inc. since 2003, Mr. Lundin is a marketer, investor and investment banker with experience in financing and advising early-stage technology and natural resource enterprises. Mr. Lundin has been the operator of the New Orleans Investment Conference since 2003. Mr. Lundin is also a director and member of the audit committee for Thunderstruck Resources Ltd. and Sojourn Ventures, Inc.

          John C. Calhoun, Director

          Mr. Calhoun has over 20 years of experience in corporate finance. Mr. Calhoun has served as managing director of Fort Hill Resources since 1997, president/director of North American Water from 1998-2004, president/director of Grammercy Investments from 2000-presemt, president/director of Vignette Publications, treasurer/director of Computer Wholesale Corporation from 1995-2001, and managing director of the Shadows Bend Court long-term care facility from 2001-present. He is the founder/director of FNBC Bank (2005-present), the largest, De Novo bank in Louisiana and the founder and managing director of the Suites at Sugar Mill Point and Oak Grove Senior Living (2002-present), long term care facilities.

          Dennis J. Flood, Chief Technology Officer

          Dennis Flood, PhD, is a co-founder of and technical consultant to Natcore. He is also President and CEO of North Coast Initiatives, Ltd. (05/2001-present), a consulting firm providing management and technical services to the photovoltaic (PV) energy conversion industry. Dr. Flood has more than 30 years of experience in developing solar cell and array technology. Prior, Dr. Flood was Chief of the Photovoltaic and Space Environments Branch at the NASA Glenn Research Center in Cleveland, Ohio (from 06/1985-06/2000), where he lead Agency programs in advanced photovoltaic systems development. He served as Chair of the Institute of Electrical and Electronics Engineers (IEEE) Photovoltaic Devices Technical Committee from 1998-2005. And he currently serves on the International Advisory Committees of the European, the U.S., the Japan/Asia and the World Photovoltaic Conference organizing committees (from 1992-present).

          Shauna Hartman, Corporate Secretary.

Shauna Hartman obtained her law degree from the University of British Columbia in 2001 and holds a Bachelor of Commerce from Saint Mary’s University. She has practiced corporate and securities law for Canadian listed companies with Armstrong Simpson since 2003. She is also the corporate secretary of International Enexco Ltd. (02/2008-present), Elissa Resources Ltd.(03/2011-present), and Doxa Energy Ltd.(04/2010-present), all listed on the TSX Venture Exchange.

Interests of Directors, Executive Officers, Promoters and Principal Holders

          The following table provides the specified information about each director, executive officer and promoter of the Issuer and each person who directly or indirectly beneficially owns or control 10% or more of any class of voting securities of the Company.

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares(1)

Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,050,000	(2)
John Meekison, Vancouver, B.C., Canada	Director and CFO	45,000	(3)
Brien Lundin, Metairie, LA, USA	Director	2.758,723	(4)
John Calhoun, New Orleans, LA, USA	Director	823,900
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	1,014,395	(5)
Shauna Hartman, Surrey, B.C., Canada	Corporate Secretary	Nil

Notes:
(1)	Does not include options or warrants held by directors and officers of the Company.
(2)	All of which shares are held through Hawk Partnership LP.
(3)	Of which 30,000 shares are held directly and 15,000 shares are held by Mr. Meekison’s spouse.
(4)	Of which 1,658,723 shares are held directly and 1,100,000 shares are held through Jefferson Direct Inc.
(5)	Of which 4,395 shares are held directly and 1,010,000 shares are held through North Coast Initiatives Ltd.

          Further information about the directors and executive officers of the Company can be obtained from the Company’s management information management section dated May 14, 2013 and filed under the Company’s profile on SEDAR, the system for electronic document analysis and retrieval utilized by all Canadian reporting issuers at www.sedar.com

          Current information regarding the securities of the Company held by directors, executive officers and principal holders can also be obtained from SEDI, the system for electronic disclosure by insiders utilized for all Canadian reporting issuers at www.sedi.ca. The Company cannot guarantee the accuracy of this information.

          There are no loans or debentures due to or from the directors, management, promoters and principal holders of the Company.

Corporate Governance Practices

General

          The Board believes that good corporate governance improves corporate performances and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted NP58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented NI58-101,which prescribes certain disclosure by the Company of its corporate governance practices.

          This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

          The Board of Directors (the “Board”)facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could,in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board is comprised of four directors, three of which are considered to be independent. Mr. Lundin, Calhoun and Meekison are considered to be independent directors for the purposes of NI 58-101and the Company’s president and CEO, Mr. Provini, is not considered to be independent.

          The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to management or to the committees of the Board remains with the Board. The Board meets on a regular basis consistent with the state of the Company’s affairs and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

          The number of directors of the Company is fixed at four. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

Directorship

          The following is a list of each director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Other Reporting Issuer

John Meekison	Pacific Cascade Minerals Inc.
Sojourn Ventures Inc.

Brien Lundin	Thunderstuck Resources Ltd.
Sojourn Ventures Inc.

Orientation and Continuing Education

          When new directors are appointed, they receive orientation,commensurate with their previous experience, on the Company’s properties, business and industry,and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

          The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation, the common law and the restrictions placed by the applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

          The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders,taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

          The Board does not have a nominating committee. The Board currently performs those functions as a whole. However, if there is a change in the number of directors required by the Company,this policy will be reviewed.

Compensation

          The Board determines the compensation for the directors and CEO. A summary of the compensation received by the Named Executive Officers of the Company for the financial l year ended December 31, 2012 is provided in this management section under the heading:“ Statement of Executive Compensation.” A summary of the compensation received by the directors for the financial year ended December31, 2012 is provided in this management section under the heading: “Compensation to Directors”

Other Board Committees

          Other than the audit committee described in this Management section under the heading“ Audit Committee”, the Board has no other committees.

Assessments

          The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee and Director.

Statement of Executive Compensation

Compensation Discussion and Analysis

          This compensation discussion and analysis describes and explains the Company’s policies and practices with respect to the 2012 compensation of its named executive officers, being its President and Chief Executive Officer (the “CEO”), Charles Provini, and the former Chief Financial Officers (the“CFO”) of the Corporation, Richard Childs and Brian Zucker (each, a“ Named Executive Officer” or “NEO”). No other individuals are considered“ Named Executive Officers” as such term is defined in Form 51-102F6– Statement of Executive Compensation.

          Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for performance philosophy. Compensation for this fiscal year and prior fiscal years have historically been based upon a negotiated salary, with stock options and bonuses potentially being issued and paid as an incentive for performance.

Option-based Awards

          The Board recognizes that the Company operates in a competitive environment and that its performance depends on the quality of its employees. The board has the responsibility to administer compensation policies related to executive management of the Company, including option-based awards.

          Shareholders have approved a stock option plan pursuant to which the Board has granted stock options to executive officers. The stock option plan provides compensation to participants and an additional incentive to work toward long-term company performance.

          Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy. The stock option plan has been and will be used to provide share purchase options that are granted in consideration of the level of responsibility of the executive,as well as his or her impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Ventures Exchange, and closely align the interests of the executive officers with the interests of the Company’s shareholders.

Summary Compensation Table

          In accordance with the provisions of applicable securities legislation, the Company had three“ Named Executive Officers” during the financial l year ended December 31, 2012, namely Charles Provini, President and CEO, Richard Childs and Brian Zucker, former CFOs. For the purpose of this information management section:

          “CEO” of the Company means an individual who acted as Chief Executive Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

          “CFO” of the Company means an individual who acted as Chief Financial Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

          “Executive Officer” of an entity means an individual who is:

a.	the chair of the Company, if any;

b.	the vice-chair of the Company, if any;

c.	the president of the Company;

d.	a vice-president of the Company in charge of a principal business unit,division or function including sales, finance or production;

e.	an officer of the Company (or subsidiary, if any) who performs a policy-making function in respect of the Company; or

f.	any other individual who performs a policy-making function in respect of the Company;

“Named Executive Officers or NEOs” means:

a.	the CEO of the Company;

b.	the CFO of the Company;

i.

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually,more than $150,000;

ii.

any additional individuals for whom disclosure would have been provided under paragraph(i) above except that the individual was not serving as an executive officer of the Company, nor in a similar capacity, as at the end of the most recently completed financial year end.

All amounts presented in this section are presented in US dollars.

          The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the financial years ended December 31, 2013.

Summary Compensation Table
For Financial Year Ending December31, 2013, 2012 and 2012

Name and Principal Position	Year Ended December 31	Salary ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)

					Annual incentive plans ($)	Long term incentive plans ($)

Charles
Provini	2013	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000
President/
Chief	2012	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000
Executive
Officer	2011	$366,666	Nil	$226,116	Nil	Nil	Nil	Nil	$592,782

Richard
Childs	2012	Nil	Nil	Nil	Nil	Nil	Nil	$24,200	$24,200
Former
Chief
Financial	2011	$28,000	Nil	Nil	Nil	Nil	Nil	Nil	$28,000
Officer (4)

Brian
Zucker(3)	2013	$48,000	$12,450	Nil	DRAFT Nil	Nil	Nil	Nil	$60,450
Former	2012	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000
Chief
Financial	2011	$48,000	Nil	$67,836	Nil	Nil	Nil	Nil	$115,836
Officer

John
Meekison
(5)	2013	Nil	Nil	Nil	Nil	Nil	Nil	$28,000	$28,000
Chief
Financial
Officer

Dennis
Flood
Chief	2013	$165,000	Nil	Nil	Nil	Nil	Nil	$10,000	$175,000
Technology
Officer

Notes:
1.	The value of perquisites and benefits,if any,for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

2.	The value of the option-based award was determined using the Black-Scholes option-pricing model.

3.	Appointed as Chief Financial Officer on April 27, 2012; Resigned as Chief Financial Officer on June 7, 2013

4.	Resigned as Chief Financial Officer on April 27, 2012.

5.	Appointed as Chief Financial Officer on June 7, 2013.

          The Company has calculated the “grant date fair value” amounts in the‘ Option-based Awards’ column using the Black-Scholes model,a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple“in-the-money”value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly,caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation show in the last column is total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the‘ Value of Unexercised in-the-money Options’ column of the“ Outstanding Share- Based and Option-Based Awards” table below.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

          The Plan has been established to attract and retain employees,consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The directors and Compensation Committee of the Company administer the Plan. The Plan provides that the number of Shares issuable under the Plan,together with all of the Company’s othere previously established or proposed share compensation arrangements may not exceed 10% of the total number of issued and outstanding shares of the Company. All options expire on a date not later than five years after the date of grant of such option.

          The following table sets forth details of all awards outstanding as at December 31, 2013, including awards granted prior to the most recently completed financial year to the Named Executive Officers (“NEOs”).

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)

Charles Provini President and CEO	300,000	0.97	February 8, 2016	42,000	Nil	Nil

Brian Zucker	50,000	0.4	May 8, 2014
Former CFO	90,000	0.97	February 6, 2016	54,300	Nil	Nil
	20,000	0.80	January 4, 2018
John Meekison. Chief Financial Officer	300,000	0.97	February 8, 2016	42,000	Nil	Nil

	150,000	1.00	May 8, 2014
Dennis Flood	100,000	1.50	May 8, 2014	29,100	Nil	Nil
Chief Technology Officer	90,000	0.97	February 6, 2016

1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2013 and the exercise price of the option.

Value Vested or Earned During the Year

          The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company at the end of the most recently completed financial year to each of the NEOs.

Name	Option-based awards – Value vested during the year(1 ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Charles Provini President and CEO	Nil	Nil	Nil

Brian Zucker Former CFO	Nil	Nil	Nil

John Meekison Chief Financial Officer	Nil	Nil	Nil

Dennis Flood Chief Technology Officer	Nil	Nil	Nil

1.

Dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Option-based Awards Exercised During the Year

          The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized(1 ($)

Charles Provini President and CEO	Nil	N/A	N/A	0

Brian Zucker Former CFO	Nil	N/A	N/A	0

John Meekison Chief Financial Officer	Nil	N/A	N/A	0

Dennis Flood Chief Technology Officer	Nil	N/A	N/A	0

1.	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

          The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Charles Provini President and CEO	N/A	Nil	N/A	N/A

Brian Zucker Former CFO	January 4, 2013	20,000	0.80	January 4, 2018

John Meekison Chief Financial Officer	N/A	Nil	Nil	N/A

Dennis Flood Chief Technology Officer	N/A	Nil	Nil	N/A

Pension Plan Benefits

          The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

          Other than disclosed below,the Company does not have an employment contract with any of its Named Executive Officers. Each Named Executive Officer devotes a portion of his or her time to the Company and a portion of his or her time to other companies where he or she is a director and/or officer. Accordingly, the Named Executive Officers invoice the Company based on the percentage of time devoted to the Company.

          Other than as disclosed below,neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers’ employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers’ responsibilities following a change in control.

          The Company has entered into an Employment Agreement dated April 5, 2012 with Charles Provini for his services as President and Chief Executive Officer and such other capacities as the board of directors of the Company may designate from time to time. Pursuant to the Employment Agreement, Mr. Provini will be paid a base salary of US $275,000 per year. After the first anniversary of the date of the Employment Agreement, the base salary of US $275,000 per year may be reviewed periodically and increases in such base salary may be granted at the sole discretion of the Company’s board of directors. The Employment Agreement ends on the earliest of two years from the date of the Employment Agreement or any extension thereafter. Mr. Provini is entitled to certain option grants upon the achievement of certain revenue milestones by the Company. Mr. Provini shall also be entitled to receive options to purchase up to Five Hundred Thousand (500,000) shares of the Company’s common stock (the “Stock Options”) as follows: He shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock upon the Company’s receipt of One Million Dollars ($1,000,000) of net revenue during the Term of his employment, and he shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock for each additional One Million Dollars ($1,000,000) of net revenue received by the Company during the Term of his employment (up to a maximum of Five Hundred Thousand (500,000) shares of the Company’s common stock). Options granted under this incentive plan will be priced at the lowest possible strike price approved by the Toronto Venture Exchange at the time of the grant. Mr. Provini may terminate the Employment Agreement at any time upon 30days’ written notice to the Company or immediately for cause. Should the Company terminate the Employment Agreement without cause, it is obligated to pay to Mr. Provini a lump sum payment of an amount equal to three month’s base salary, plus one year’s benefits. The Employment Agreement contains certain non-competition and non-solicitation provisions during the employment term. For a period of one year following the employment term, Mr. Provini cannot solicit business from current or potential clients or customers of Natcore or induce employees, consultants, etc. of the Company to terminate or not renew with the Company and may not directly or indirectly, engage in any business in the state of New Jersey or any other location in which the Company is then doing business, for the development, sale, service or distribution of process or equipment for the manufacture of solar panels (or any component thereof) or other alternative energy technology products or any similar business that is competitive with the business of the Company or its affiliates, including as a proprietor, principal, agent, partner, officer, director, shareholder, employee, member, consultant or otherwise.

Compensation of Directors

          The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company during the Company’s most recently completed financial year end.

Name	Fees Earned ($1)	Share-Based Awards ($)	Option-Based Awards ($2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

John Calhoun	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brien Lundin	Nil	Nil	Nil	Nil	Nil	$20,000	$20,000

Notes:
1.	The value of perquisites and benefits, if any, for each NEO was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

2.	The value of the option-based award was determined using the Black-Scholes option-pricing model.

          Directors are also eligible to participate in the Plan. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors.

Outstanding share-based awards and option-based awards

          The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as at December 31, 2012, including awards granted prior to the most recently completed financial year to each of the Directors of the Company who were not Named Executive Officers.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($)	Option Expiration Date	Value(1) of Unexercised In- The-Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value[1] of Share-Based Awards That Have Not Vested ($)

Brien Lundin	300,000	$0.97	February 8, 2016	42,000	Nil	Nil
John Calhoun	300,000	$0.97	February 8, 2016	42,000	Nil	Nil

1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2013, which was $1.11, and the exercise price of the option.

Value Vested or Earned During the Year

          The following table sets forth, for each non-executive director, the values of all incentive plan awards that vested or were earned during the year ended December 31, 2013.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Brien Lundin	Nil	Nil	Nil
John Calhoun	Nil	Nil	Nil

1.

Dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award.

Option-based Awards Exercised During the Year

          The following table sets forth the particulars of option-based awards exercised during the Company’s last completed financial year by the non-executive directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized[1] ($)

John Calhoun	Nil	N/A	N/A	0
Brien Lundin	Nil	N/A	N/A	0

1.	Calculated using the closing market price of the common shares on the date(s)of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Company’s last completed financial year to the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Brien Lundin	N/A	Nil	N/A	N/A
John Calhoun	N/A	Nil	Nil	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

          The only equity compensation plan that the Company has in place is its stock option plan(the“Plan”),which was previously adopted by the Company. As of December 31, 2013, the Stock Option Plan reserves a maximum of7,754,770 Common Shares for issuance upon the exercise of options. Options granted under the Stock Option Plan will comply with the rules and regulations of the Exchange regarding share incentive arrangements.

          The purpose of the Stock Option Plan is to attract and retain employees, consultants, officers and directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity, through share options, to acquire an equity interest in the Company and benefit from its growth. The Stock Option Plan authorizes the Board to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms,limitations,conditions and restrictions, as it deems necessary and advisable, subject to terms of the Plan and regulatory and Exchange approval.

          Equity Compensation Plan Information as at December 31, 2013

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	3,772,000 common shares	$0.90	1,252,770 common shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,507,000 common shares	$0.90	1,252,770 common shares

Audit Committee

          NI52-110 requires the Company’s audit committee (in this section the“ Audit Committee”) to meet certain requirements. It also requires the Company to disclose in this Management section certain information regarding the Audit Committee. That information is disclosed below.

          Overview

The Audit Committee is principally responsible for:

i.	recommending to the Board the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor,

ii.	overseeing the work of the external auditor,

iii.

reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company, and

iv.

reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

          The Audit Committee’s Charter

          The Audit Committee has various responsibilities as set forth in National Instrument 52-110(“NI52-110”). The Board has adopted a Charter for the Audit Committee which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Charter is below:

          Purpose of the Committee

          The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries,and has general responsibility for oversight of internal controls, accounting and auditing activities, and legal compliance of the Company and its subsidiaries.

          Members of the Committee

          The Audit Committee shall consist of no less than three Directors a majority of whom shall be “independent” as defined under National Instrument 52-110,while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

          At least one Member of the Audit Committee must be “financially literate” as defined under National Instrument 52-110,having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

          Meeting Requirements/Quorum

          The Committee will, where possible,meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members, which shall constitute a meeting for the purposes of this charter.

          A majority of the members of the Committee shall constitute a quorum.

          Duties and Responsibilities

          The Audit Committee’s function is one of oversight only and shall not relieve the Company’s management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

a.

have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “Auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

b.	review with the Auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

c.

review information, including written statements from the Auditors, concerning any relationships between the Auditors and the Company, or any other relationships that may adversely affect the independence of the Auditors and assess the independence of the Auditors;

d.

review and discuss with management and the Auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions(“MD&A”), including a discussion with the Auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

e.	review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

f.

pre-approve all auditing services and non-audit services provided to the Company by the Auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the Auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

g.	evaluate the external Auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

h.	periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;

i.

review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the Auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

j.	oversee and annually review the Company’s Code of Business Conduct and Ethics;

k.	approve material contracts where the Board of Directors determines that it has a conflict;

l.	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

m.

where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

n.

satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

o.	review and monitor all related party transactions which may be entered into by the Company; and

p.	periodically review the adequacy of its charter and recommending any changes thereto to the Board.

          Miscellaneous

          Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

Composition of the Audit Committee

          The Audit Committee consists of three directors. Unless a company is a‘ venture issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market,or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI52-110 requires each of the members of the Committee to be independent and financially literate. Since the Company is a‘ venture issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market)it is exempt from this requirement. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company.

          As noted above, the members of the audit committee are John Meekison, John Calhoun and Brien Lundin. All of the members of the Audit Committee are considered independent. All members are considered financially literate.

          A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

          A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

          There are no other management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

          Pursuant to the provisions of the Business Corporations Act of British Columbia, the Company is required to have an audit committee, which at the present time, is comprised of Brien Lundin,John Calhoun and John Meekison. For additional information regarding the Company’s Audit Committee, please see below. The Company does not have an executive committee.

          As at the date of this Information Management section and within the ten years before the date of this Information Management section, no proposed director:

a.	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

•

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than30 consecutive days;

•

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings,arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.

has within 10 years before the date of the Information Management section became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

RELATED PARTY TRANSACTIONS

Registration Rights

          In connection with the Company’s Private Placement concluded in August 2013, Natcore provided registration rights to investors who participated in a private placement offering of common shares. Pursuant to the registration rights such investors could require us to file a registration statement under the Securities Act with respect to such shares. This registration statement shall serve as a fulfillment of the Company’s obligation to such investors.

Transactions with Related Parties

          The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with Mr. Charles Provini under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 the Board of Directors passed a resolution to increase this to $275,000 per annum. The Company was not obligated to commence payments until the Company raised at least $1,000,000, which occurred during the year ended December 31, 2009. Mr. Provini is entitled to receive options under the terms and conditions of the Company’s stock option plan. Mr. Provini will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

          Mr. Provini has the right, upon 30 days’ notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days’ notice if for cause or on 30 days’ notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay Mr. Provini an amount equal to three months base salary.

          On June 1, 2013, the Company entered into a consulting agreement with Mr. John Meekison under which the Company pays a fee for consulting services in relation to Mr. Meekison’s appointment as Chief Financial Officer of the Company at a rate of CDN$4,000 per month. The consulting agreement has a three-month term, extendable by the parties. Either party may terminate the agreement on 30 days’ notice unless there is a material breach, in which case the agreement may be terminated on seven days’ notice.

          Mr. Brian Zucker personally received a salary of $4,000 a month (or $48,000 for the year 2012), $12,000 for the first quarter of 2013 ending 3/31/13 and 12,000 for the second quarter of 2013 ending 9/30/13 (or 36,000 for the period 1/1/13 to 9/30/13).

          Armstrong Simpson, the Law Firm for which Ms. Shauna Hartman is an attorney received $84,467 during 2012and $6,516 during the first quarter of 2013.

          Finally, each of Charles Provini, President, Chief Executive Officer and a director of the Company and Brien Lundin and John Calhoun, directors of the Company participated in the Acquisition of shareholders of Natcore US and Brien Lundin participated in the concurrent as well as the recent private financing as a subscriber for units. Natcore (Canadian parent company) used to be called Syracuse Capital Corp. and was a capital pool company on the TSX Venture Exchange (essentially a shell with no active business other than to pursue a transaction that would make it active – a ‘qualifying transaction’).

          On May 8, 2009, it acquired all of the shares of Natcore Technology, Inc. (the Delaware now subsidiary company). At the time, each of John Calhoun, Brien Lundin and Chuck Provini were shareholders, either directly or indirectly, of the Delaware Company and received consideration from Natcore parent.

          John Calhoun (as the controlling shareholder of Fort Hill Resources Inc.) held 1,000,000 shares of the Delaware company and received in consideration therefore 1,100,000 Natcore parent shares (at a deemed price of CDN$0.40 per share). John had also held at the time warrants to acquire shares in the Delaware company (225,000 to be specific) which were exchanged for 247,500 warrants of Natcore parent (exercisable at CDN$0.40 per share until May 9, 2014).

          Brien Lundin held 926,112 shares of the Delaware company directly and a further 1,000,000 shares through Jefferson Direct, LLC. As a result, he received 1,018,723 common shares of Natcore parent directly and 1,100,000 common shares of Natcore parent indirectly through Jefferson (at a deemed price of CDN$0.40 per share). Brien Lundin had also held at the time warrants to acquire shares in the Delaware company (225,000 to be specific) which were exchanged for 247,500 warrants of Natcore parent (exercisable at CDN$0.40 per share until May 9, 2014).

          Chuck (as the controlling shareholder of Hawk Partnership LP) held 1,050,000 shares of the Delaware company which were exchanged for 1,155,000 common shares of Natcore parent (at a deemed price of CDN$0.40 per share). Chuck had also held at the time warrants to acquire shares in the Delaware company (225,000 to be specific) which were exchanged for 247,500 warrants of Natcore parent (exercisable at CDN$0.40 per share until May 9, 2014).Since that time, neither Chuck Provini nor John Calhoun have subscribed for shares in a Natcore placement. Brien Lundin, however, has bought in Natcore private placements as follows:

          On May 9, 2009 – as part of a financing completed in conjunction with the ‘Qualifying Transaction’ noted above – Brien, in his individual capacity, purchased 300,000 units of Natcore parent at a price of CDN$0.40 per unit. This entitled him to 300,000 shares and 300,000 warrants exercisable until May 9, 2011 at a price of CDN$0.75 per share.

          On December 22, 2010, Brien Lundin, in his individual capacity, bought 40,000 units of Natcore (at a price of CDN$0.75 per unit). This entitled him to 40,000 shares and 20,000 warrants (exercisable until December 22, 2015 at a price of $1.00 per share – originally the expiry date was December 22, 2013, but we extended the term of all the then outstanding warrants in that batch to December 22, 2015).

Related party balances

          As of December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	December 31,2013	December 31,2012

Administrative fees	$60,000	$60,000
Consulting	20,000	30,200
Stock-based compensation	16,000	28,768
Wages and benefits	446,750	446,750

	$542,750	$565,718

PRINCIPAL SHAREHOLDERS

Disclosure of Share Ownership

          Natcore’s securities are recorded on the books of our transfer agent in registered form. The majority of the shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses and clearing-houses on behalf of their respective clients. Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Natcore does not have knowledge of all the beneficial owners due to adopted policies and instruments under Canadian securities legislation which allows shareholders owning less than 10% beneficial ownership to provide instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner. Natcore is incorporated in British Columbia, Canada and subject to the laws thereof. Multilateral Instrument 62-104 of the Canadian Securities Administrations, in Section 5.2 requires that shareholders holding beneficial ownership, control, or direction over, voting or equity securities of any class of a reporting issuer, or securities convertible into voting or equity securities of any class of a reporting issuer, constituting ten-percent (10%) or more of the outstanding shares of that class disclose such holdings. MI 62-104 also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a “material change” to the contents of the news release and report previously issued and filed.

          The aforementioned Canadian regulation may be subject to change. Proposed amendments have been published which, if adopted, will require that beneficial owners of more than five-percent (5%) of a class of outstanding shares disclose their holdings. Upon such amendment, Natcore will be in a position to provide the additional disclosure required by item 7.A.1 of Form 20-F. The Company is not aware of any beneficial shareholder of ten (10%) percent or more nor is it aware of any beneficial shareholder of five (5%) percent or more.

          The following table provides the specified information about each director, executive officer and promoter of the Issuer.

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares, Options and Warrants

Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,155,000(1) common shares, 300,000 options, 247,500 warrants
John Meekison, Vancouver, B.C., Canada	Director and CFO	45,000(2) common shares, 300,000 options
Brien Lundin, Metairie, LA, USA	Director	1,265,723(3)common shares, 300,000 options, 267,500 warrants
John Calhoun, New Orleans, LA, USA	Director	758,400 common shares, 247,500 warrants and 300,000 options
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	975,500(4)common shares, 340,000 options
Shauna Hartman, Surrey, B.C., Canada	Corporate Secretary	90,000 options

Note:
(1)	All of which shares are held through Hawk Partnership LP.

(2)	Of which 30,000 shares are held directly and 15,000 shares are held by Mr. Meekison’s spouse.

(3)	Of which 1,658,723 shares are held directly and 1,100,000 shares are held through Jefferson Direct Inc.

(4)	Of which 4,395 shares are held directly and 1,010,000 shares are held through North Coast Initiatives Ltd.

          Currently there are 49 U.S. Shareholders representing 18.9% of the outstanding shares. Further information about the directors and executive officers of the Company can be obtained from the Company’s management information management circular dated May 14, 2013 which is filed under the Company’s profile on SEDAR, the system for electronic document analysis and retrieval utilized by all Canadian reporting issuers at www.sedar.com

          Current information regarding the securities of the Company held by directors, executive officers and principal holders can also be obtained from the system for electronic disclosure by insiders (the “SEDI”) utilized for all Canadian reporting issuers at www.sedi.ca. The Company cannot guarantee the accuracy of this information.

Authorized Capital

          The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to our common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. Natcore’s common shares do not have pre-emptive rights to purchase additional shares.

          As of January 7, 2014, the Company has 46,216,032 shares of common stock issued and outstanding. Additionally, the Company has warrants outstanding to acquire a further 13,372,810 common shares of the Company at exercise prices ranging from $0.40 to $1.00 and expiring on dates ranging from December 22, 2013 to June 3, 2018 and options outstanding to acquire a further 4,117,000 common shares of the Company.

This Space Intentionally Left Blank

Dividend Rights

          Dividends are payable only when declared by the Board, and in accordance with the applicable laws of British Columbia, Canada. The Company will declare cash dividends when the funds are legally available, and the Board has determined, in its sole discretion, that dividends should be paid.

Annual Meetings

          The Business Corporations Act (British Columbia) (the “BCBCA”) requires the Company to call an annual shareholders’ meeting at least once in every calendar year and not later than 15 months after holding the last preceding annual meeting and permits us to call a special shareholders’ meeting at any time. A shareholder’s meeting may be held at any location determined by the directors. In addition, in accordance with the BCBCA, the holders of no less than 5% of Natcore’s shares carrying the right to vote at a meeting sought to be held may requisition Natcore’s directors to call a special shareholders’ meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders no less than 21 days and not more than two months prior to the date of any annual or special shareholders’ meeting. These materials also are filed with Canadian securities regulatory authorities. Natcore’s articles provide that a quorum of one or more shareholders in person or represented by proxy is required to transact business at a shareholders’ meeting. Shareholders, and their duly appointed proxies and corporate representatives are entitled to be admitted to the Company’s annual and special shareholders’ meetings.

Voting Rights

          Each shareholder of the Company is entitled to one vote for each common share held. The approval threshold required for any resolution required to be approved by the shareholder varies in accordance with the requirements of the BCBCA, but pursuant to Natcore’s articles, any matter requiring the approval of the Company’s shareholders with an approval requirement not specified by the BCBCA must be passed by simple majority of the votes cast, other than in the case of any amendments to the special rights and restrictions of a class or series of shares which must receive the approval of at least two-thirds of the votes cast. Under the BCBCA, matters which require the approval of at least two-thirds of the votes cast by shareholders, including, but are not limited to, amalgamations (other than certain short form amalgamations with subsidiary companies), continuations into a foreign jurisdictions, plans of arrangement, disposal of all or substantially all of the Company’s undertaking and voluntary dissolution.

Access to Corporate Records

          Under the BCBCA and Natcore’s articles, shareholders are provided access during statutory business hours to the following corporate records: Natcore’s certificate of incorporation and any certificates of conversion, amalgamation, continuation, name change or restoration, our central securities register, our register of directors; copies of each consent to act as a director or written resignation received by the Company, minutes of the Company’s shareholder meetings or copies of any shareholder consent resolutions; the Company’s audited financial statements and certain other documents that are outlined in the BCBCA.

Restrictions on Share Ownership by Non-Canadians

          There are no limitations under the laws of Canada or in our constitutive documents on the right of foreigners to hold or vote our securities, except that the Investment Canada Act (Canada) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of our company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Transfer of Common shares and Notices

          Fully paid common shares are issued in registered form and may be freely transferred under our articles unless the transfer is restricted or prohibited by another instrument, United States Federal or State law or the rules of a stock exchange on which the shares are traded.

Transfer Agent and Registrar

          The transfer agent and registrar for our common shares is Computershare Investor Services Inc. Canada, 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9.

Listing

          The Company’s Common Stock is quoted on the TSX Venture Exchange under the ticker symbol “NXT and on the OTC Pink® marketplace under symbol “NTCXF”.

TAXATION AND GOVERNMENT PROGRAMS

          The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of Natcore common shares. Investors should consult his or her own tax advisor concerning the tax consequences of the investor’s particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Canadian Income Taxation

          A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2012	December 31, 2011

Net loss	$(1,838,355)	$(3,694,632)
Tax rate	34%	34%

Expected income tax recovery	(625,040)	(1,256,175)
Derivative liability	(574,843)	(118,902)
Non-deductive items and other	58,361	533,801
Effect of share issuance costs not recognized	(35,246)	(27,047)
Effect of different foreign tax rates	24,897	23,029
Temporary differences not recognized	1,151,871	845,294

	$—	$—

          The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2012	December 31, 2011

Non-capital losses – Canada	$1,173,191	$868,277
Tax losses – United States	8,860,293	6,140,600
Equipment tax pools	123,977	71,945
Share issuance costs	257,205	280,192

	$10,414,666	$7,361,014

          The tax pools relating to these deductible temporary differences expire as follows:

	Non-capital losses – Canada	Tax losses – United States	Equipment tax pools	Share issue costs

2022	$—	$60	$—	$—
2023	—	534	—	—
2024	—	36,334	—	—
2025	—	105,744	—	—
2026	—	112,823	—	—
2027	3,735	176,830	—	—
2028	96,687	557,073	—	—
2029	200,883	861,988	—	—
2030	282,584	1,976,987	—	—
2031	284,388	2,312,227	—	—
2032	304,914	2,719,693	—	—
No expiry	—	—	123,977	257,205

	$1,173,191	$8,860,293	$123,977	$257,205

United States federal income taxation

          The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of common shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

1.	banks and other financial institutions;

2.	insurance companies;

3.	regulated investment companies;

4.	real estate investment trusts;

5.	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

6.	U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

7.	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

8.	U.S. Holders liable for the alternative minimum tax;

9.	tax-exempt organizations or entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

10.	U.S. Holders that received the common shares as compensation for the performance of services;

11.	U.S. Holders holding common shares that own or are deemed to own 10% or more of the voting shares of the Company; or

12.	former citizens and residents of the United States subject to tax as expatriates.

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

          For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

1.	a citizen or individual resident of the United States;

2.

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4.

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

          If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

          This summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of common shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Taxation of distributions

          Distributions paid on common shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

          With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our common shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such common shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our common shares are expected to be readily tradable 12 months after this registration.

          Dividends received on the common shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

          For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

          The amount of the gain or loss realized will be equal to the difference between a U.S. Holder’s adjusted tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder’s initial tax basis in its common shares will be the amount paid for the common shares.

Medicare tax

          Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of common shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.

Information reporting and backup withholding

          Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

          The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign asset reporting

          Certain U.S. Holders who are individuals are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares.

PLAN OF DISTRIBUTION

          As of the date of this prospectus, we have not entered into any arrangements with any underwriter, broker-dealer or selling agent for the sale of the securities. We do not intend to engage underwriters, broker-dealers or selling agents to sell the securities in the foreseeable future.

          The shareholders may sell our common stock covered by this prospectus (the “registered securities”) from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale; or

•	negotiated prices.

          The selling shareholders will act independently of us in making decisions regarding timing, manner and size of each sale. The selling shareholders may effect these transactions by selling the registered securities to or through broker-dealers or directly to investors.

LEGAL MATTERS

          Certain legal matters in connection with this offering relating to United States law will be passed upon for us by LoPresti Law Group, P.C., New York, New York. Certain legal matters in connection with this offering relating to British Columbia, Canadian law will be passed upon for us by S. Paul Simpson Law Corporation, Vancouver, Canada.

EXPERTS

          The financial statements for the years ended December 31, 2011 and 2012, included in this prospectus have been audited by Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are incorporated under the laws of the Province of British Columbia, Canada. Service of process upon us and upon our directors and officers and the Canadian experts named in this Prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, some of our assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          You may read and copy any document we file or furnish with the SEC at reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

          You can also review our Canadian filings by accessing the Canadian Securities Administrators’ (CSA) filing system at www.sedar.com.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Natcore Technology Inc.

Condensed Consolidated Interim Financial Statements
(Expressed in United States dollars - Unaudited)
For the six months ended

Condensed Consolidated Interim Financial Statements	F-2
Nature and Continuance of Operations	F-8
Significant Accounting Policies and Basis of Preparation	F-8
Accounting standards issued but not yet effective	F-14
Cash and Cash Equivalents	F-14
Receivables	F-14
Equipment	F-14
Intangible Assets	F-15
Trade Payables and Accrued Liabilities	F-16
Derivative Financial Liability	F-16
Share Capital	F-17
Reserves	F-22
Financial Risk and Capital Management	F-23
Segmented information	F-25
Commitments	F-25
Related Party Transactions and Balances	F-26
Restatement	F-26
Subsequent Event	F-28

Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2012 and 2011

Audited Consolidated Financial Statements
Independent Auditor’s Report	F-25
Consolidated Statements of Financial Position	F-26
Nature and Continuance of Operations	F-30
Significant Accounting Policies and Basis of Preparation	F-30
Accounting standards issued but not yet effective	F-34
Cash and Cash Equivalents	F-36
Receivables	F-36
Equipment	F-36
Derivative Financial Liability	F-37
Share Capital	F-38
Reserves	F-42
Financial Risk and Capital Management	F-42
Segmented information	F-45
Commitments	F-45
Related Party Transactions and Balances	F-46
Income Taxes	F-47
Restatement	F-48
Subsequent Event	F-48

Natcore Technology Inc.
Consolidated statements of financial position
(Expressed in United States dollars)

ASSETS	Notes	September 30, 2013	December 31, 2012

Current assets
Cash and cash equivalents	4	$3,013,115	$2,205,709
Receivables	5	49,437	33,211
Prepaid expenses		91,890	44,718

		3,154,442	2,283,638

Non-current assets
Equipment	6	801,929	809,309
Intangible assets	7	221,912	308,104

		1,023,841	1,117,413

TOTAL ASSETS		$4,178,283	$3,401,051

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$107,755	$82,682
Derivative financial liability	9	3,785,923	2,027,568

TOTAL LIABILITIES		3,893,678	2,110,250

SHAREHOLDERS’ EQUITY
Share capital	10	10,455,662	8,970,743
Share-based payment reserve	10,11	3,004,089	2,616,511
Deficit		(13,175,146)	(10,296,453)

TOTAL SHAREHOLDERS’ EQUITY		284,605	1,290,801

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$4,178,283	$3,401,051

Nature and continuance of operations	1
Commitments	14
Subsequent event	17

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”

– Director	– Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Condensed Consolidated statements of Comprehensive Loss
(Expressed in United States dollars)

		For the Nine months ended

	Notes	September 302013	September 30, 2012

Expenses
Depreciation and amortization		$274,124	$125,755
Consulting		62,332	126,359
Filing fees		26,355	5,679
Finder fees		41,185	390,040
Foreign exchange loss (gain)		57,432	(30,795)
Interest and bank charges		1,443	1,513
Marketing		61,419	48,418
Office and other operational expenses		296,617	366,235
Professional fees		284,200	207,195
Research and development		581,070	332,769
Stock-based compensation	10	370,794	329,055
Travel		91,231	155,593
Utilities, facilities costs		163,058	102,507
Wages and salaries		638,456	665,767

		(2,949,716)	(2,826,090)

Other items
Fair value adjustment on warrants	9	53,297	(164,664)
Interest income		17,726	26,326

Net loss and comprehensive loss for the period		$(2,878,693)	$(2,964,428)

Loss per share – basic and diluted	10	$(0.07)	$(0.08)

Weighted Average Number of shares outstanding – basic and diluted	10	39,683,551	35,164,340

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Condensed Consolidated statements of Comprehensive Loss
(Expressed in United States dollars)

		For the three months ended

	Notes	September 30, 2013	September 30, 2012

Expenses
Depreciation and amortization		$92,790	$22,059
Consulting		36,211	33,278
Filing fees		23,912	145
Finder fees		26,847	390,040
Foreign exchange loss (gain)		(4,017)	(14,663)
Interest and bank charges		443	602
Marketing		28,463	7,059
Office and other operational expenses		97,552	149,604
Professional fees		171,376	96,096
Research and development		183,780	151,494
Stock-based compensation	10	179,204	201,770
Travel		22,931	38,848
Utilities, facilities costs		75,760	32,500
Wages and salaries		221,553	181,472

		(1,156,805)	(1,290,304)

Other items
Fair value adjustment on warrants	9	(907,112)	(31,113)
Interest income		8,333	2,080

Net loss and comprehensive loss for the period		$(2,055,584)	$(1,319,337)

Loss per share – basic and diluted	10	$(0.05)	$(0.04)

Weighted Average Number of shares outstanding – basic and diluted	10	41,543,551	37,594,759

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Condensed Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States dollars)

		Share capital		Share-based

	Notes	Number of shares	Amount	payment reserve	Deficit	Total

Restated balance at January 1, 2012		33,935,776	$9,629,882	$1,811,022	$(8,458,098)	$2,982,806
Comprehensive loss for the year		—	—	—	(2,964,428)	(2,964,428)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	4,166,700	2,478,020			2,478,020
Derivative Liability – warrants granted with private placement			(3,341,782)			(3,341,782)
Derivative liability – warrants	9, 10		75,745			75,745
Issuance cost – cash			(102,815)			(102,815)
Issuance cost – warrants			(273,617)	273,617		—
Shares issued for cash – options exercise	10	113,000	81,110	(55,911)		25,199
Shares issued for cash – warrants exercise	10	335,978	302,978	(20,500)		282,478
Stock-based compensation	10			329,055		127,285

Restated balance at September 30, 2012		38,551,454	$8,849,521	$2,337,283	$(11,422,526)	$(235,722)

Balance at January 1, 2013		38,580,849	$8,970,743	$2,616,511	$(10,296,453)	$1,290,801

Comprehensive loss for the year					(2,878,693)	(2,878,693)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	6,290,740	3,145,370			3,145,370

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Condensed Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States dollars)

		Share capital		Share-based

	Notes	Number of shares	Amount	payment reserve	Deficit	Total

Derivative Liability – warrants granted with private placement			(1,841,009)			(1,841,009)
Derivative liability – warrants exercised	9, 10		50,480			50,480
Shares issued for cash – warrants exercise	10		161,200			161,200
Issuance cost – cash	10		(14,338)			(14,338)
Issuance cost - warrants	10		(16,784)	16,784	—

Stock-based compensation	10			370,794		370,794

Balance at September 30, 2013		45,064,589	$10,455,662	$3,004,089	$(13,175,146)	$284,605

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Condensed Consolidated Statement of Cash flows
(Expressed in United States dollars)

	For the nine months ended

	September 30, 2013	September 30, 2012

Operating activities
Net loss	$(2,878,693)	$(2,964,428)
Adjustments for non-cash items:
Depreciation and amortization	274,124	136,070
Fair value adjustment on warrants	(71,662)	164,664
Stock-based compensation	370,794	329,055
Fair value Finder fees warrants	16,784	298,840
Changes in non-cash working capital items:
Receivables	(16,226)	(773)
Prepaid expenses	(47,172)	(36,684)
Trade payables and accrued liabilities	25,073	(71,057)

Net cash flows used in operating activities	(2,326,978)	(2,144,313)

Investing activities
Expenditures on equipment	(157,848)	(239,566)
Expenditures on intangible assets	(52,000)

Net cash flows used in investing activities	(157,848)	(291,566)

Financing activities
Proceeds on issuance of common shares – net of share issuance costs	3,131,032	2,930,691
Proceeds on issuance of common shares – excise of warrants	161,200	—

Net cash flows provided by financing activities	3,292,232	2,930,691

Decrease in cash and cash equivalents	807,406	494,812
Cash and cash equivalents, beginning	2,205,709	2,360,852

Cash and cash equivalents, ending	$3,013,115	$2,855,664

Supplementary cash flow information:
Cash received for interest	$17,726	$26,326
Cash paid for interest	$1,443	$1,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          1. Nature and continuance of operations

Natcore Technology Inc. (the “Company”) was incorporated under the British Columbia Business Corporations Act on August 9, 2007. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol NXT.

The Company’s head office address is 87 Maple Avenue, 1st Floor, Red Bank, New Jersey, 07701. The Company’s registered office is 2080 - 777 Hornby Street, Vancouver British Columbia V6Z 1S4.

On May 8, 2009, the Company acquired all of the issued and outstanding share capital of a private Delaware company (the “Acquisition”), also called Natcore Technology, Inc. (“Natcore US”). Natcore US was incorporated in Delaware in 2002, to exploit the patent pending technology over which it owns the exclusive license from Rice University. The licensed intellectual property (the “Technology”) controls the growth of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2013 the Company has had recurring losses from operations and a cumulative deficit of $13,175,146. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

          2. Significant accounting policies and basis of preparation

Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of these interim financial statements. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended 31 December 2012.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 29, 2013.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Significant accounting policies and basis of preparation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage owned*

	Jurisdiction of incorporation	September 30, 2013	December 31, 2012

Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc.	United States	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the functional currency of the Company and its subsidiaries.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          2. Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

•	income and expenses are translated at average exchange rates for the period.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally-generated intangible assets - Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          2. Significant accounting policies and basis of preparation (cont’d)

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At September 30, 2013 and December 31, 2012, the Company has not recognized any internally-generated intangible assets.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Impairment of long-lived assets

The carrying amount of the Company’s long-lived assets (which include equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

          3. Accounting standards issued but not yet effective

Management does not believe that any recently issued but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements

The Company has not early adopted these new and revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

          4. Cash and cash equivalents

	September 30, 2013	December 31, 2012

Cash at bank	$692,497	$371,401
Saving certificates in US bank	2,250,618	—
Guaranteed investment certificates in Canada	70,000	1,834,308

	$3,013,115	$2,205,709

          5. Receivables

	September 30, 2013	December 31, 2012

HST receivable	$19,571	$16,957
Due from related party (Note 15)	18,766	5,097
Interest receivable	11,100	11,157

	$49,437	$33,211

          6. Equipment

	Furniture and office equipment	Production equipment	Total

Cost:
At December 31, 2011	$123,389	$603,453	$726,842
Additions	161,661	104,534	266,195

At December 31, 2012	285,050	707,987	993,037

Depreciation:
At December 31, 2011	14,561	—	14,561
Charge for the period	38,023	131,144	169,167

At December 31, 2012	52,584	131,144	183,728

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

	Furniture and office equipment	Production equipment	Total

Net book value:

At December 31, 2012	$232,466	$576,843	$809,309

Cost:
At December 31, 2012	$285,050	$707,988	$993,038
Additions	55,386	102,443	157,829

At September 30, 2013	340,436	810,431	1,150,867

Depreciation:
At December 31, 2012	52,584	131,144	183,728
Charge for the period	45,714	119,496	165,210

At September 30, 2013	98,298	250,640	348,938

Net book value:

At September 30, 2013	$242,138	$559,791	$801,929

          7. Intangible assets

Issued and pending patents

Cost:
At December 31, 2011	$711,814
Additions	—

At December 31, 2012	711,814

Amortization:
At December 31, 2011	247,229
Charge for the period	156,481

At December 31, 2012	403,710

Net book value:

At December 31, 2012	$308,104

Cost:
At December 31, 2012	$711,814
Additions

At September 30, 2013	711,814

Amortization:
At December 31, 2012	403,710
Charge for the period	86,192

At September 30, 2013	472,613

Net book value:

At September 30, 2013	$221,912

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          8 Trade payables and accrued liabilities

	September 30, 2013	December 31, 2012

Trade payables	$107,755	$82,682
Accrued liabilities	—	—

	$107,755	$82,682

          9 Derivative financial liability

	Period ended September 30, 2013	Year ended December 31, 2012

Balance, beginning	$2,027,568	$465,553
Fair value of warrants issued during the year	1,872,131	3,341,782
Fair value of warrants exercised during year	(60,479)	(89,052)
Change in fair value of warrants outstanding	(53,291)	(1,690,715)

Balance, ending	$3,785,923	$2,027,568

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Expiry Date	Exercise Price	Number of Warrants outstanding at September 30, 2013	Fair value at September 30, 2013	Number of warrants outstanding at December 31, 2012	Fair value at December 31, 2012

	CDN $		US $		US $
December 22, 2013	1.00	1,234,667	49,517	1,234,667	355,987
January 4, 2014	1.00	499,867	21,507	499,867	144,124
July 20, 2014	0.90	3,998,700	816,024	4,166,700	1,527,457
August 20, 2016	0.62	6,290,740	2,872,870	—	—

		12,023,974	$3,785,923	5,901,234	$2,027,568

The fair values of these warrants as at September 30, 2013 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Expiry Date	December 22, 2013	January 4, 2014	July 20, 2014	August 20, 2016

Exercise price	CDN $1.00	CDN $1.00	CDN $0.90	US $0..62
Share price	CDN $0.75	CDN $0.75	CDN $0.75	US $0.75
Expected volatility	75%	75%	88%	90%
Expected life	.25 year	.25 years	.80 years	9.9 years
Dividends	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	.12%	.12%	.12%	.70%

The fair values of these warrants as at December 31, 2012 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiry Date	December 22, 2013	January 4, 2014	July 20, 2014

Exercise price	CDN $1.00	CDN $1.00	CDN $0.90
Share price	CDN $0.79	CDN $0.79	CDN $0.79
Expected volatility	113%	113%	106%
Expected life	1.0 year	1.0 years	1.55 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	1.07%	1.07%	1.12%

          10. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2013 there were 45,064,589 issued and fully paid common shares (December 31, 2012 – 38,580,849).

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          10. Share capital (cont’d)

Private placements

On August 20, 2013, The Company completed a private placement of 6,290,740 shares at a price of $0.50 per share generating aggregate gross proceeds of $3,145,370. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of $.62 per share until August 20, 2016. On issue the fair value of the warrants was determined to be $1,841,009 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.70%; Expected life of 3 years; Volatility of 90.6%; and a Dividend yield of 0%. Finder’s fees were paid on a portion of the financing, such that an aggregate of $14,338 was paid in cash and 57,350 finder’s warrants were issued, having the same terms as the warrants forming part of this private placement. The fair value of the finder’s warrants was $16,784 determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.70%; Expected life of 3 years; Volatility of 90.6%; and a Dividend yield of 0%.

In April 2013, the Company received net proceeds of $10,000 from 25,000 warrants exercised.

In January 2013, the Company received net proceeds of $151,200 from 168,000 warrants exercised.

On July 20, 2012, The Company completed a private placement of 4,166,700 units at a price of CDN $0.60 per unit generating aggregate gross proceeds of $2,478,020 (CDN$2,500,000). Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.90 per share until July 20, 2014. On issue the fair value of the warrants was determined to be $3,341,782 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%. In the event that the Company’s common shares close at over CDN$1.60 for 20 consecutive trading days, the warrants will be subject to accelerated conversion within 30 days’ notice of the Company disseminating a press release providing notice of that circumstance. Finder’s fees were paid on a portion of the financing, such that an aggregate of $102,815 was paid in cash and 22,516 finder’s warrants were issued, having the same terms as the warrants forming part of the units and 152,000 finder’s unit warrants were issued exercisable to acquire units on the same terms as the units issued in the financing at an exercise price of CDN$0.60 per unit for until July 20, 2014. An additional 152,000 finder’s warrants were issued with an exercise price of CDN$0.90 until July 20, 2014. The fair value of the finder’s warrants was $273,617 determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine month period ended September 30, 2013 and 2012 was based on the loss attributable to common shareholders of $2,878,693 and $2,964,428 and the weighted average number of common shares outstanding of 39,683,551 and 35,164,340, respectively. The loss per share is $.07 and $.08 for 2013 and 2012, respectively.

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 6,779,255 common shares. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On February 8, 2011, the Company granted 2,190,000 stock options to directors, employees and consultants. The options vest over a three year period, and are exercisable at CDN$0.97 expiring in five years. The options had a grant date fair value of $1,666,332 (CDN$1,650,651) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 2.44%; Expected life of 5 years; Volatility of 118%; and a Dividend yield of 0%. During the six month period ended June 30, 2013, the Company recorded stock-based compensation expense of $29,355 (2012 - $127,285) relating to the vesting of these options.

On April 17, 2012, the Company granted 120,000 stock options to employees. 50% of the options vested on October 17, 2012 and the remaining vest on October 17, 2013. The options are exercisable at CDN$0.51 and expire on April 17, 2017. The options had a grant date fair value of $43,545 (CDN$43,359) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.63%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%. During the six month period ended June 30, 2013 the Company recorded stock-based compensation expense of $7,992 relating to the vesting of these options.

On August 16, 2012, the Company granted 200,000 stock options to an employee. 50% of the options vest six months following the grant date and the remaining in twelve months from the grant date. The options are exercisable at CDN$1.11 and expire September 4, 2017. The options had a grant date fair value of $170,047 (CDN$168,112) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the six month period ended June 30, 2013, the Company recorded stock-based compensation expense of $67,198 relating to the vesting of these options.

On December 20, 2012 the Company granted 80,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining 18 months from the grant date. The options are exercisable at CDN$0.80 and expire December 20, 2017. The options had a grant date fair value of $46,306 (CDN$45,780) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the six month period ended June 30, 2013, the Company recorded stock-based compensation expense of $31,407 relating to the vesting of these options.

On December 20, 2012 the Company granted 272,000 stock options to employees and consultants of the Company which vested immediately. The options are exercisable at CDN$0.80 and expire December 20, 2017. During the year ended December 31, 2012 the Company recorded stock-based compensation of $158,292 (CDN$156,497) determined using the Black-Scholes Option Pricing Model with the assumptions:

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          10. Share capital (cont’d)

Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. These options were fully expensed in 2012.

On January 4, 2013 the Company granted 20,000 stock options to an employee. The options vest immediately at the grant date. The options are exercisable at CDN$0.80 and expire January 4, 2018. The options had a grant date fair value of $12,451 (CDN$12,674) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .27%; Expected life of 5 years; Volatility of 107%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $12,451 relating to the vesting of these options.

On April 5, 2013 the Company granted 40,000 stock options to an employee. The options vest immediately at the grant date. The options are exercisable at CDN$0.71 and expire April 5, 2018. The options had a grant date fair value of $21,492 (CDN$21,801) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .71%; Expected life of 5 years; Volatility of 106%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $21,492 relating to the vesting of these options.

On June 1, 2013 the Company granted 100,000 stock options to an employee. The options vest 25% immediately, and 25% every three months thereafter. The options are exercisable at CDN$0.79 and expire June 1, 2016. The options had a grant date fair value of $48,167 (CDN$49,755) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .71%; Expected life of 3 years; Volatility of 94%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $37,383 relating to the vesting of these options

On June 4, 2013 the Company granted 25,000 stock options to an employee. The options vest 50% on September 3, 2013 and 50% on September 3, 2014. The options are exercisable at CDN$0.83 and expire June 4, 2018. The options had a grant date fair value of $15,586 (CDN$16,099) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.20%; Expected life of 5 years; Volatility of 106%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $9,810 relating to the vesting of these options.

On July 31, 2013 the Company granted 100,000 stock options to two consultants. The options vest 50% in six month, and 50% in eighteen months thereafter. The options are exercisable at CDN$0.58 and expire July 18, 2018. The options had a grant date fair value of $38,606 (CDN$39,782) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.41%; Expected life of 4 years; Volatility of 101.9%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $8,544 relating to the vesting of these options.

On August 16, 2013 the Company granted 400,000 stock options to a consultant. The options vest immediately. The options are exercisable at CDN$0.59 and expire August 16, 2016. The options had a grant date fair value of $125,375 (CDN$129,192) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.2%; Expected life of 3 years; Volatility of 90.4%; and a Dividend yield of 0%. During the nine month period ended September 30, 2013, the Company recorded stock-based compensation expense of $125,375 relating to the vesting of these options.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          10. Share capital (cont’d)

The changes in options during the nine month period ending September 30, 2013 for the year ended December 31, 2012 are as follows:

	September 30, 2013		December 31, 2012

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning	3,527,000	CDN$0.93	3,065,000	CDN$0.87
Options granted	685,000	CDN$0.64	672,000	CDN$0.84
Options exercised	—	(110,000)	CDN$0.72
Options forfeited	(215,000)	CDN$0.94	(120,000)	CDN$0.97

Options outstanding, ending	3,997,000	CDN$0.87	3,507,000	CDN$0.93

Options exercisable, ending	3,732,000	CDN$0.92	2,497,000	CDN$0.91

The weighted average remaining life of the options outstanding as at September 30, 2013 is 2.30 years.

Details of options outstanding as at September 30, 2013 are as follows:

Exercise price	Expiry date	Number of options outstanding

CDN$0.40	May 7, 2014	325,000
CDN$1.00	May 7, 2014	300,000
CDN$1.50	May 7, 2014	200,000
CDN$0.97	February 8, 2016	1,830,000
CDN$0.51	April 17, 2017	120,000
CDN$1.11	September 4, 2017	200,000
CDN$0.80	December 20, 2017	337,000
CDN$0.80	January 4, 2018	20,000
CDN$0.79	June 1, 2016	100,000
CDN$0.71	April 5, 2018	40,000
CDN$0.83	June 4, 2018	25,000
CDN$0.58	July 31, 2018	100,000
CDN$0.59	August 16, 2016	400,000
		3,997,000

Share purchase warrants

Each warrant entitles the holder to purchase one common share of the Company.

The changes in warrants during the nine month period ended September 30, 2013 and year ended December 31, 2012 are as follows:

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

	September 30, 2013		December 31, 2012

	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price

Warrants outstanding, beginning	8,362,107	CDN$0.80	4,427,869	CDN$0.76
Warrants issued	6,348,090	US$0.62	4,493,216	CDN$0.89
Warrants expired	—	(190,605)	CDN$1.34
Warrants exercised	(193,000)	CDN$0.84	(368,373)	CDN$0.95

Warrants outstanding, ending	14,517,197	CDN$0.72	8,362,107	CDN$0.80

The weighted average remaining life of the warrants outstanding as at December 31, 2012 is .82 years.

Details of warrants outstanding as at September 30, 2013 are as follows:

Exercise price	Expiry date	Number of warrants outstanding and exercisable

CDN$0.40	May 7, 2014	1,820,500
CDN$1.00	December 22, 2013	1,431,767
CDN$1.00	January 4, 2014	591,624
CDN$0.90	July 20, 2014	4,021,216
CDN$0.60	July 20, 2014	304,000
USA$0.62	August 20, 2016	6,338,090

		14,507,197

          11 Reserves

Share-based payment reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          12. Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, and cash equivalents. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. The risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2013:

	Within one year	Between one and five years	More than five years

Trade payables	$107,755	$—	$—

Foreign exchange risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	September 30, 2013	December 31, 2012

Cash and cash equivalents	$81,638	$1,869,056
Trade payables	—	—

	$81,638	$1,869,026

          12. Financial risk and capital management (cont’d)

Based on the above net exposures, as at September 30, 2013, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $816 (2012 $18,691).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $14,000.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

Current Assets:	September 30, 2013	December 31, 2012

Cash and cash equivalents	$3,013,115	$2,205,709
Loans and receivables:	49,437	33,211
Prepaid expenses	91,890	44,718

	$3,154,442	$2,283,638

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2013	December 31, 2012

Non-derivative financial liabilities:
Trade payables	$107,755	$82,682
Derivative liabilities
Derivative financial liability – warrants	3,785,923	2,027,568

	$3,893,678	$2,110,250

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at September 30, 2013 and December 31, 2012 consists of the derivative financial liability. These are classified as Level 2.

          13. Segmented information

Operating segments

The Company operates in a single reportable operating segment being the production and sale of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure. Substantially all assets of the business support these operations.

Geographic segments

At September 30, 2013 and December 31, 2012, all of the Company’s equipment and intangible assets are located in the United States.

          14. Commitments

Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

The employee has the right, upon 30 days’ notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days’ notice if for cause or on 60 days’ notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

The Company has a consultant agreement with our interim Chief Financial Officer, effective June 1, 2013, who is also a related party. This consulting agreement pays a fee of $4,000(Canadian) per month and includes payment for reimbursement of all reasonable and approved expenses incurred on behalf of the Company. The term is currently on a month to month basis and can be terminated by either party upon 30 days written notice.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

License Agreement

In 2004 the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sublicensee as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

Sponsored Research Agreement

On September 1, 2009, the Company has entered into a sponsored research agreement with the same university to develop thin films incorporating silicon quantum dots. The initial term of the agreement is one year and the proposed budget is $100,000. Both the term and the funding can be extended under mutual agreement.

China Joint Venture

On June 22, 2010 the Company formed a joint venture (“Natcore Technology (Zhuzhou) Co., Ltd.”) with a consortium in China to develop and manufacture film-growth equipment and materials using the Company’s proprietary Liquid Phase Deposition (LPD) technology licensed from Rice University. Natcore Technology (Zhuzhou) Co., Ltd. will be 55% owned by the Company, with the Zhuzhou Hi-Tech Industrial Development Zone and a Chinese firm that is currently a producer of polysilicon and a manufacturer of industrial equipment used in the solar industry (together, the “Chinese Partnership”) holding the remaining 45% ownership position. Natcore Technology (Zhuzhou) Co., Ltd. will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese Partnership. Natcore Technology (Zhuzhou) Co., Ltd. will have the exclusive right to develop, manufacture and sell AR film-growth equipment in China, and a five-year exclusive right to manufacture such equipment for sale outside of China. Our Board of Directors has not approved funding for the joint venture consequently no funding has been made, the joint venture has not taken place as of this filing

Research and Development Facility

On June 20, 2013, the Company entered into a new three year lease agreement for our research and development facility. The Company will pay a base rent of $22,000 per year in monthly installments of $1,833.34. After year one the annual rent will increase 3% for each year of the lease, the lease expires on July 31, 2016.

Patent License Agreement

On December 9, 2011 the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Expressed in United States dollars - unaudited)
For the three and nine months periods ended September 30, 2013 and 2012

          15. Related party transactions and balances

Related party balances

As at September 30, 2013 and December 31, 2012, there was $18,765 owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	September 30, 2013	December 31, 2012

Administrative fees	$45,000	$60,000
Consulting	30,000	30,200
Stock-based compensation	16,000	28,768
Wages and benefits	336,000	446,750

	$427,000	$565,718

          16. Restatement

The Company determined the number of warrants outstanding used in the valuation of the derivative liability in the prior years was incorrect. In consideration of the effect of the difference in the number of warrants, the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statement of comprehensive loss and cash flows for the years ended December 31, 2011 and 2010 have been restated. As required by International Accounting Standard 8, the Company included the re-stated statement of financial position as at December 31, 2010 as the error occurred during the year ended December 31, 2010.

The following adjustments were made to the consolidated statement of comprehensive loss for the year ended September 30, 2012:

	As previously stated	Adjustment	As restated

Fair value adjustment on warrants	$133,551	$133,551	$267,102

The comprehensive loss decreased by $133,551. Loss per share did not changed from $0.02 at September 30, 2012 due to the restatement.

The following adjustments were made to the consolidated statement of cash flow for the year ended September 30, 2012:

	As previously stated	Adjustment	As restated

Net loss	$1,645,091	$133,551	$1,778,642
Fair value adjustment on warrants	$133,551	$133,551	$267,102

          17. Subsequent event

From October 1, 2013 to November 28, 2013, the Company issued 403,030 shares of common stock for $261,977 for the exercise of warrants and options.

On October 31, 2013, the Company received the approval of the TSX Venture Exchange to extend the terms of 1,234,667 warrants exercisable at $1.00 per share from December 22, 2013 to December 22, 2013 and 477,639 warrants exercisable at $1.00 per share from January 4, 2014 to January 4, 2016.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Natcore Technology Inc.

We have audited the accompanying consolidated financial statements of Natcore Technology Inc., which comprise of the consolidated statements of financial position as at December 31, 2012, 2011 and 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Natcore Technology Inc. as at December 31, 2012, 2011 and 2010 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes certain conditions that indicate the existence of a material uncertainty that give rise to significant doubt about the entity’s ability to continue as a going concern.

Other Matter

As discussed in Note 17 to the consolidated financial statements, the consolidated financial statements as at December 31, 2011 and 2010 and for the year ended December 31, 2011 have been restated to correct a misstatement.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

          Vancouver, BC
          April 29, 2013

Natcore Technology Inc.
Consolidated statements of financial position
(Expressed in United States dollars)

	Notes	December 31, 2012	December 31, 2011 (Note 17)	December 31, 2010 (Note 17)

ASSETS
Current assets
Cash and cash equivalents	4	$2,205,709	$2,360,852	$2,450,611
Receivables	5	33,211	36,826	41,799
Prepaid expenses		44,718	41,657	67,581

		2,283,638	2,439,335	2,559,991

Non-current assets
Equipment	6	809,309	712,281	8,935
Intangible assets	7	308,104	464,585	582,947

		1,117,413	1,176,866	591,882

TOTAL ASSETS		$3,401,051	$3,616,201	$3,151,873

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$82,682	$167,842	$405,016
Due to related parties		—	—	140,000
Derivative financial liability	9	2,027,568	465,553	1,850,012

TOTAL LIABILITIES		2,110,250	633,395	2,395,028

SHAREHOLDERS’ EQUITY
Share capital	10	8,970,743	9,629,882	4,663,058
Subscriptions received		—	—	386,666
Share-based payment reserve	11	2,616,511	1,811,022	470,587
Deficit		(10,296,453)	(8,458,098)	(4,763,466)

TOTAL SHAREHOLDERS’ EQUITY		1,290,801	2,982,806	756,845

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$3,401,051	$3,616,201	$3,151,873

Nature and continuance of operations	1
Commitments	14
Subsequent event	18

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”

– Director	– Director

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated statements of comprehensive loss
(Expressed in United States dollars)

		For the years ended

	Notes	December 31, 2012	December 31, 2011 (Note 17)

Expenses
Consulting	15	$70,410	$46,607
Depreciation and amortization	6, 7	325,648	143,848
Filing fees		26,743	10,920
Foreign exchange loss (gain)		(62,086)	151,504
Interest and bank charges		2,056	4,102
Marketing		56,553	216,267
Office and miscellaneous	15	500,322	286,998
Professional fees		204,442	247,946
Research and development		781,042	452,959
Stock-based compensation	10, 15	609,400	1,287,021
Travel		216,725	275,822
Wages and salaries	10, 15	821,365	947,111

		(3,552,620)	(4,071,105)

Other items
Fair value adjustment on warrants	9, 17	1,690,715	349,711
Interest income		23,550	26,762

Net and comprehensive loss for the year		$(1,838,355)	$(3,694,632)

Loss per share – basic and diluted	10	$(0.05)	$(0.11)

Weighted Average Number of Shares Outstanding– basic and diluted	10	36,014,144	32,756,376

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated statements of comprehensive loss
(Expressed in United States dollars)

		Share capital			Share-based

	Notes	Number of shares	Amount	Subscriptions received	payment reserve	Deficit	Total

Balance at December 31, 2010		28,517,000	$4,663,058	$386,666	$470,587	$(4,763,466)	$756,845
Comprehensive loss for the year		—	—	—	—	(3,694,632)	(3,694,632)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	1,563,233	1,215,866	(386,666)	—	—	829,200
Derivative liability – warrants granted	9, 10	—	(366,113)	—	—	—	(366,113)
Derivative liability – warrants exercised	9, 10	—	1,400,861	—	—	—	1,400,861
Issuance costs – cash	10	—	(78,834)	—	—	—	(78,834)
Issuance costs – warrants	10	—	(53,413)	—	53,413	—	—
Shares issued for cash – warrants exercised		3,855,543	2,848,458	—	—	—	2,848,458
Stock-based compensation	10	—	—	—	1,287,021	—	1,287,021

Balance at December 31, 2011		33,935,776	9,629,883	—	1,811,021	(8,458,098)	2,982,806
Comprehensive loss for the year	—	—	—	—		(1,838,355)	(1,838,355)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	4,166,700	2,478,020	—	—	—	2,478,020
Derivative liability – warrants granted	9, 10	—	(3,341,782)	—	—	—	(3,341,782)
Derivative liability – warrants exercised	9, 10	—	89,052	—	—	—	89,052
Issuance costs – cash	10	—	(102,815)	—	—	—	(102,815)
Issuance costs – warrants	10	—	(273,617)	—	273,617	—	—
Shares issued for cash – options exercise		110,000	136,138	—	(55,911)	—	80,227
Shares issued for cash – warrants exercise		368,373	355,865	—	(21,617)	—	334,248
Stock-based compensation	10	—	—	—	609,400	—	609,400

Balance at December 31, 2012		38,580,849	$8,970,743	$—	$2,616,511	$(10,296,453)	$1,290,801

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated statements of comprehensive loss
(Expressed in United States dollars)

	For the years ended

	December 31, 2012	December 30, 2011

Operating activities
Net loss	$(1,838,355)	$(3,694,632)
Adjustments for non-cash items:
Depreciation and amortization	325,648	143,848
Fair value adjustment on warrants	(1,690,715)	(349,711)
Stock-based compensation	609,400	1,287,021
Changes in non-cash working capital items:
Receivables	3,615	4,974
Prepaid expenses	(3,061)	25,924
Trade payables and accrued liabilities	(85,160)	(237,173)

Net cash flows used in operating activities	(2,678,628)	(2,819,749)

Investing activities
Expenditures on equipment	(266,195)	(708,832)
Expenditures on intangible assets	—	(20,000)

Net cash flows used in investing activities	(266,195)	(728,832)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	2,789,680	3,598,822
Repayment of amounts due to related parties	—	(140,000)

Net cash flows provided by financing activities	2,789,680	3,458,822

Decrease in cash and cash equivalents	(155,143)	(89,759)
Cash and cash equivalents, beginning	2,360,852	2,450,611

Cash and cash equivalents, ending	$2,205,709	$2,360,852

Supplementary cash flow information:
Cash received for interest	$33,343	$5,604
Cash paid for interest	$6	$1,679

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

1. Nature and continuance of operations

Natcore Technology Inc. (the “Company”) was incorporated under the British Columbia Business Corporations Act on August 9, 2007. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol NXT.

The Company’s head office address is 87 Maple Avenue, 1st Floor, Red Bank, New Jersey, 07701. The Company’s registered office is 2080 - 777 Hornby Street, Vancouver British Columbia V6Z 1S4.

On May 8, 2009, the Company acquired all of the issued and outstanding share capital of a private Delaware company (the “Acquisition”), also called Natcore Technology, Inc. (“Natcore US”). Natcore US was incorporated in Delaware in 2002, to exploit the patent pending technology over which it owns the exclusive license from Rice University. The licensed intellectual property (the “Technology”) controls the growth of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2012 the Company has had recurring losses from operations and a cumulative deficit of $10,296,453. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2. Significant accounting policies and basis of preparation

Statement of compliance with International Financial Reporting Standards

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2013.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage owned

	Jurisdiction of incorporation	December 31, 2012	December 31, 2011

Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc.	United States	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the functional currency of the Company and its subsidiaries.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

•	income and expenses are translated at average exchange rates for the period.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally-generated intangible assets - Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At December 31, 2012, the Company has not recognized any internally-generated intangible assets.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (cont’d)

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Impairment of long-lived assets

The carrying amount of the Company’s long-lived assets (which include equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

Current income tax (cont’d)

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

3. Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

3. Accounting standards issued but not yet effective (cont’d)

New standard IFRS 9 “Financial Instruments” (cont’d)

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and Standing Interpretations Committee abstract (“SIC”) 12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

3. Accounting standards issued but not yet effective (cont’d)

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss.

The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these new and revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4. Cash and cash equivalents

	December 31, 2012	December 31, 2011

Cash at bank	$371,401	$260,852
Guaranteed investment certificates	1,834,308	2,100,000

	$2,205,709	$2,360,852

5. Receivables

	December 31, 2012	December 31, 2011

HST receivable	$16,957	$12,970
Due from related party (Note 15)	5,097	2,862
Interest receivable	11,157	20,994

	$33,211	$36,826

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

6. Equipment

	Furniture and office equipment	Production equipment	Total

Cost:
At December 31, 2010	$18,010	$—	$18,010
Additions	105,379	603,453	708,832

At December 31, 2011	123,389	603,453	726,842

Depreciation:
At December 31, 2010	9,075	—	9,075
Charge for the period	5,486	—	5,486

At December 31, 2011	14,561	—	14,561

Net book value:

At December 31, 2011	$108,828	$603,453	$712,281

Cost:
At December 31, 2011	$123,389	$603,453	$726,842
Additions	161,661	104,534	266,195

At December 31, 2012	285,050	707,987	993,037

Depreciation:
At December 31, 2011	14,561	—	14,561
Charge for the period	38,023	131,144	169,167

At December 31, 2012	52,584	131,144	183,728

Net book value:

At December 31, 2012	$232,466	$576,843	$809,309

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

7. Intangible assets

Issued and pending patents

Cost:
At December 31, 2010	$691,814
Additions	20,000

At December 31, 2011	711,814

Amortization:
At December 31, 2010	108,867
Charge for the period	138,362

At December 31, 2011	247,229

Net book value:

At December 31, 2011	$464,585

Cost:
At December 31, 2011	$711,814
Additions	—

At December 31, 2012	711,814

Amortization:
At December 31, 2011	247,229
Charge for the period	156,481

At December 31, 2012	403,710

Net book value:

At December 31, 2012	$308,104

8. Trade payables and accrued liabilities

	December 31, 2012	December 31, 2011

Trade payables	$82,682	$102,087
Accrued liabilities	—	65,755

	$82,682	$167,842

9. Derivative financial liability

	Year ended December 31, 2012	Year ended December 31, 2011

Balance, beginning	$465,553	$1,850,012
Fair value of warrants issued during the year	3,341,782	366,113
Fair value of warrants exercised during year	(89,052)	(1,400,861)
Change in fair value of warrants outstanding	(1,690,715)	(349,711)

Balance, ending	$2,027,568	$465,553

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

9. Derivative financial liability (cont’d)

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Expiry Date	Exercise Price	Number of warrants outstanding at December 31, 2012	Fair value at December 31, 2012	Number of warrants outstanding at December 31, 2011	Fair value at December 31, 2011

	CDN $		US $		US $
December 22, 2013	1.00	1,234,667	355,987	1,234,667	285,080
January 4, 2014	1.00	499,867	144,124	781,617	180,473
July 20, 2014	0.90	4,166,700	1,527,457	—	—

		5,901,234	2,027,568	2,016,284	465,553

The fair values of these warrants as at December 31, 2012 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiry Date	December 22, 2013	January 4, 2014	July 20, 2014

Exercise price	CDN $1.00	CDN $1.00	CDN $0.90
Share price	CDN $0.79	CDN $0.79	CDN $0.79
Expected volatility	113%	113%	106%
Expected life	1.0 year	1.0 years	1.55 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	1.07%	1.07%	1.12%

The fair values of these warrants as at December 31, 2011 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiry Date	December 22, 2013	January 4, 2014

Exercise price	CDN $1.00	CDN $1.00
Share price	CDN $0.79	CDN $0.79
Expected volatility	106%	106%
Expected life	2.0 years	2.0 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.97%	0.97%

10. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2012 there were 38,580,849 issued and fully paid common shares (December 31, 2011 – 33,935,776).

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

10. Share capital (cont’d)

Private placements

On January 4, 2011, the Company completed the second tranche of a non-brokered private placement and issued 1,563,233 units at CDN$0.75 per unit for aggregate gross proceeds of $1,215,866 (CDN$1,172,425). Each unit was comprised of one common share and one half share purchase warrant exercisable at CDN$1.00 expiring in three years. On issue the fair value of the warrants was determined to be $366,113 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.78%; Expected life of 3 years; Volatility of 118%; and a Dividend yield of 0%. Finder’s fees were paid on portions of the private placement in the amount of 10% of the gross proceeds placed by such finders, payable in cash ($78,834) and 10% of the total units placed by such finders, payable through the issuance of finder’s warrants, exercisable into one common share of the Company on the same terms as the warrants issued as part of the aforementioned units. A total of 113,988 finder’s warrants were issued with a fair value of $53,413 determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.78%; Expected life of 3 years; Volatility of 118%; and a Dividend yield of 0%.

On July 20, 2012, The Company completed a private placement of 4,166,700 units at a price of CDN $0.60 per unit generating aggregate gross proceeds of $2,478,020 (CDN$2,500,000). Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.90 per share until July 20, 2014. On issue the fair value of the warrants was determined to be $3,341,782 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%. In the event that the Company’s common shares close at over CDN$1.60 for 20 consecutive trading days, the warrants will be subject to accelerated conversion within 30 days notice of the Company disseminating a press release providing notice of that circumstance. Finder’s fees were paid on a portion of the financing, such that an aggregate of $102,815 was paid in cash and 22,516 finder’s warrants were issued, having the same terms as the warrants forming part of the units and 152,000 finder’s unit warrants were issued exercisable to acquire units on the same terms as the units issued in the financing at an exercise price of CDN$0.60 per unit for until July 20, 2014. An additional 152,000 finder’s warrants were issued with an exercise price of CDN$0.90 until July 20, 2014. The fair value of the finder’s warrants was $273,617 determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the years ended December 31, 2012 and 2011 was based on the loss attributable to common shareholders of $1,838,355 and $3,694,632 and the weighted average number of common shares outstanding of 36,014,144 and 32,756,376, respectively.

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

10. Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 6,779,255 common shares. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On February 8, 2011, the Company granted 2,190,000 stock options to directors, employees and consultants. The options vest over a three year period, and are exercisable at CDN$0.97 expiring in five years. The options had a grant date fair value of $1,666,332 (CDN$1,650,651) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 2.44%; Expected life of 5 years; Volatility of 118%; and a Dividend yield of 0%. During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $340,825 (2011 - $1,287,021) relating to the vesting of these options. During the year ended December 31, 2012, 117,000 of the options were forfeited. The related share based payment relating to these cancelled options of $40,655 was reversed in the statement of comprehensive loss.

On April 17, 2012, the Company granted 120,000 stock options to employees. 50% of the options vested on October 17, 2012 and the remaining vest on October 17, 2013. The options are exercisable at CDN$0.51 and expire on April 17, 2017. The options had a grant date fair value of $43,545 (CDN$43,359) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.63%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%. During the year ended December 31, 2012 the Company recorded stock-based compensation expense of $32,022 relating to the vesting of these options.

On August 16, 2012, the Company granted 200,000 stock options to an employee. 50% of the options vest six months following the grant date and the remaining in twelve months from the grant date. The options are exercisable at CDN$1.11 and expire September 4, 2017. The options had a grant date fair value of $170,047 (CDN$168,112) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $116,936 relating to the vesting of these options.

On December 20, 2012 the Company granted 80,000 stock options to employees. 50% of the options vest six months following the grant date and the remaining 18 months from the grant date. The options are exercisable at CDN$0.80 and expire December 20, 2017. The options had a grant date fair value of $46,306 (CDN$45,780) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%. During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $1,980 relating to the vesting of these options.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

10. Share capital (cont’d)

Stock options (cont’d)

On December 20, 2012 the Company granted 272,000 stock options to employees and consultants of the Company which vested immediately. The options are exercisable at CDN$0.80 and expire December 20, 2017. During the year ended December 31, 2012 the Company recorded stock-based compensation of $158,292 (CDN$156,497) determined using the Black-Scholes Option Pricing Model with the assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.

The changes in options during the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning	3,065,000	CDN$0.87	875,000	CDN$0.72
Options granted	672,000	CDN$0.84	2,190,000	CDN$0.93
Options exercised	(110,000)	CDN$0.72	—	—
Options forfeited	(120,000)	CDN$0.97	—	—

Options outstanding, ending	3,507,000	CDN$0.93	3,065,000	CDN$0.87

Options exercisable, ending	2,497,000	CDN$0.91	1,605,000	CDN$0.72

The weighted average remaining life of the options outstanding as at December 31, 2012 is 2.76 years.

Details of options outstanding as at December 31, 2012 are as follows:

Exercise price	Expiry date	Number of options outstanding

CDN $0.40	May 7, 2014	325,000
CDN $1.00	May 7, 2014	300,000
CDN $1.50	May 7, 2014	200,000
CDN $0.97	February 8, 2016	2,010,000
CDN $0.51	April 17, 2017	120,000
CDN $1.11	September 4, 2017	200,000
CDN $0.80	December 20, 2017	352,000

		3,507,000

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

10. Share capital (cont’d)

Share purchase warrants

Each warrant entitles the holder to purchase one common share of the Company.

The changes in warrants during the year ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011

	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price

Warrants outstanding, beginning	4,427,869	CDN$0.76	10,542,369	CDN$0.86
Warrants issued	4,493,216	CDN$0.89	895,605	CDN$0.93
Warrants expired	(190,605)	CDN$1.34	(3,154,562)	CDN$0.75
Warrants exercised	(368,373)	CDN$0.95	(3,855,543)	CDN$0.75

Warrants outstanding, ending	8,362,107	CDN$0.80	4,427,869	CDN$0.76

The weighted average remaining life of the warrants outstanding as at December 31, 2012 is 1.32 years.

Details of warrants outstanding as at December 31, 2012 are as follows:

Exercise price	Expiry date	Number of warrants outstanding and exercisable

CDN $0.40	May 7, 2014	1,845,500
CDN $1.00	December 22, 2013	1,431,767
CDN $1.00	January 4, 2014	591,624
CDN $0.90	July 20, 2014	4,341,216
CDN $0.60	July 20, 2014	152,000

		8,362,107

11. Reserves

Share-based payment reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

12. Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, and cash equivalents. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. The risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2012:

	Within one year	Between one and five years	More than five years

Trade payables	$82,682	$—	$—

Foreign exchange risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	December 31, 2012	December 31, 2011

Cash and cash equivalents	$1,869,056	$2,124,582
Trade payables	—	(43,178)

	$1,869,026	$2,081,404

Based on the above net exposures, as at December 31, 2012, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $18,691 (2011 - $20,814).

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

12. Financial risk and capital management (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $18,000.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

Loans and receivables:	December 31, 2012	December 31, 2011

Cash and cash equivalents	$2,205,709	$2,360,852
Loans and receivables:
Due from related party	5,097	2,862
Interest receivable	11,157	20,994

	$2,221,963	$2,384,708

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2012	December 31, 2011

Non-derivative financial liabilities:
Trade payables	$82,682	$102,087
Derivative liabilities
Derivative financial liability - warrants	2,027,568	465,553

	$2,110,250	$567,640

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at December 31, 2012 and 2011 consist of the derivative financial liability. These are classified as Level 2.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

13. Segmented information

Operating segments

The Company operates in a single reportable operating segment being the production and sale of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure. Substantially all assets of the business support these operations.

Geographic segments

At December 31, 2012 and 2011, all of the Company’s equipment and intangible assets are located in the United States.

14. Commitments

Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

The employee has the right, upon 30 days notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days notice if for cause or on 60 days notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

License Agreement

In 2004 the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sublicensee as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

Sponsored Research Agreement

On September 1, 2009, the Company has entered into a sponsored research agreement with the same university to develop thin films incorporating silicon quantum dots. The initial term of the agreement is one year and the proposed budget is $100,000. Both the term and the funding can be extended under mutual agreement.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

14. Commitments (cont’d)

China Joint Venture

On June 22, 2010 the Company formed a joint venture (“Natcore Technology (Zhuzhou) Co., Ltd.”) with a consortium in China to develop and manufacture film-growth equipment and materials using the Company’s proprietary Liquid Phase Deposition (LPD) technology licensed from Rice University. Natcore Technology (Zhuzhou) Co., Ltd. will be 55% owned by the Company, with the Zhuzhou Hi-Tech Industrial Development Zone and a Chinese firm that is currently a producer of polysilicon and a manufacturer of industrial equipment used in the solar industry (together, the “Chinese Partnership”) holding the remaining 45% ownership position. Natcore Technology (Zhuzhou) Co., Ltd. will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese Partnership. Natcore Technology (Zhuzhou) Co., Ltd. will have the exclusive right to develop, manufacture and sell AR film-growth equipment in China, and a five-year exclusive right to manufacture such equipment for sale outside of China.

Research and Development Facility

On July 18, 2011, the Company entered into a lease agreement for a research and development facility. The lease is for two years expiring June 30, 2013. The Company will pay a base rent of $36,477 during the six months ended June 30, 2013.

Patent License Agreement

On December 9, 2011 the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

15. Related party transactions and balances

Related party balances

As at December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	December 31, 2012	December 31, 2011

Administrative fees	$60,000	$60,000
Consulting	30,200	44,500
Stock-based compensation	28,768	282,086
Wages and benefits	446,750	509,667

	$565,718	$896,253

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

16. Income taxes

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2012	December 31, 2011

Net loss	$(1,838,355)	$(3,694,632)
Tax rate	34%	34%

Expected income tax recovery	(625,040)	(1,256,175)
Derivative liability	(574,843)	(118,902)
Non-deductive items and other	58,361	533,801
Effect of share issuance costs not recognized	(35,246)	(27,047)
Effect of different foreign tax rates	24,897	23,029
Temporary differences not recognized	1,151,871	845,294

	$—	$—

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2012	December 31, 2011

Non-capital losses – Canada	$1,173,191	$868,277
Tax losses – United States	8,860,293	6,140,600
Equipment tax pools	123,977	71,945
Share issuance costs	257,205	280,192

	$10,414,666	$7,361,014

The tax pools relating to these deductible temporary differences expire as follows:

	Non-capital losses – Canada	Tax losses – United States	Equipment tax pools	Share issue costs

2022	$—	$60	$—	$—
2023	—	534	—	—
2024	—	36,334	—	—
2025	—	105,744	—	—
2026	—	112,823	—	—
2027	3,735	176,830	—	—
2028	96,687	557,073	—	—
2029	200,883	861,988	—	—
2030	282,584	1,976,987	—	—
2031	284,388	2,312,227	—	—
2032	304,914	2,719,693	—	—
No expiry	—	—	123,977	257,205

	$1,173,191	$8,860,293	$123,977	$257,205

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States dollars)
For the years ended December 31, 2012 and 2011

17. Restatement

The Company determined the number of warrants outstanding used in the valuation of the derivative liability in the prior years was incorrect. In consideration of the effect of the difference in the number of warrants, the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statement of comprehensive loss and cash flows for the years ended December 31, 2011 and 2010 have been restated. As required by International Accounting Standard 8, the Company included the re-stated statement of financial position as at December 31, 2010 as the error occurred during the year ended December 31, 2010.

The following adjustments were made to the consolidated statement of financial position as at December 31, 2011:

	As previously stated	Adjustment	As restated

Derivative financial liability	$232,777	$232,776	$465,553
Share capital	10,096,966	(467,084)	9,629,882
Share-based payment reserve	1,784,315	26,707	1,811,022
Deficit	$(8,665,699)	$207,601	$(8,458,098)

The following adjustments were made to the consolidated statement of financial position as at December 31, 2010:

	As previously stated	Adjustment	As restated

Derivative financial liability	$1,579,621	$270,391	$1,850,012
Share capital	4,920,379	(257,321)	4,663,058
Deficit	$(4,750,397)	$(13,069)	$(4,763,466)

The following adjustments were made to the consolidated statement of comprehensive loss for the year ended December 31, 2011:

	As previously stated	Adjustment	As restated

Fair value adjustment on warrants	$129,041	$220,670	$349,711

The comprehensive loss decreased by $220,670. Loss per share changed from $0.12 to $0.11 as at December 31, 2011 due to the restatement.

The following adjustments were made to the consolidated statement of cash flow for the year ended December 31, 2011:

	As previously stated	Adjustment	As restated

Net loss	$3,915,302	$(220,670)	$3,694,632
Fair value adjustment on warrants	$(129,041)	$(220,670)	$(349,711)

18. Subsequent event

On April 5, 2013, the Company granted 40,000 stock options to consultants. The options have an exercise price of CDN$0.71. 50% of the options vest within six months of hire and the balance vest 18 months following the hire date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company’s articles provide, to the fullest extent permitted by the laws of British Columbia, that the officers and directors of the Company who was or is a party to or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

          Management of the Company has entered into indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.”

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

          The following information is furnished with regard to all securities issued by the registrant within the last four years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold pursuant to Regulation D, Rule 506 of the Securities Act and outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(2) of Securities Act. No underwriting discounts or commissions were paid with respect to any of the issuances listed below.

From August 1, 2009, through July 31, 2012, we have issued the following securities, none of which involved a change in voting rights attached to the securities at issue:

On August 31, 2009 we issued 3,201,750common shares at a price of CDN$0.40 per share and 2,932,500 warrants eligible to purchase 2,912,500 common shares at a price of CDN$0.75 per share for a period of 24 months.

On September 15, 2009 we issued 20,000 common shares at a price of CDN$0.40 per share and 2,932,500 warrants eligible to purchase 20,000 common shares at a price of CDN$0.75 per share for a period of 24 months.

From August 1, 2009 to December 31, 2009, the Company received net proceeds of CDN$17,025.00 from the exercise of 110,650 agent’s warrants.

From January 1 to June 30, 2010, the Company received net proceeds of CDN$493,410 from the exercise of 657,880 warrants.

On April 9, 2010, we granted 50,000 stock options eligible to purchase 50,000 common shares at a price of CDN$0.50 per share for a period of five years.

On May 17, 2010, we issued 375,236 common shares at a deemed price of CDN$0.62 per share for the acquisition of all of the issued and outstanding securities of Vanguard Solar Inc.

On May 17, 2010, we issued 120,075 common shares at a deemed price of CDN$0.62 per share in settlement of an arrangement of legal services incurred by Vanguard Solar Inc.

On May 17, 2010, we issued 20,000 common shares at a deemed price of CDN$1.00 per share in settlement of services provided to the Company.

From July 1, 2010 to December 31, 2010, the Company received net proceeds of CDN$169,654.75 from the exercise of 242,873 warrants and stock options.

On December 22, 2010, we issued 2,469,333 common shares at a price of CDN$0.75 per share and 1,234,667 warrants eligible to purchase 1,431,667 common shares at a price of CDN$1.00 per share for a period of 36 months

On January 4, 2011 we issued 1,563,233common shares at a price of $0.75 per share and 895,602 warrants eligible to purchase 895,602common shares at a price of $1.00 per share for a period of 36 months.

On February 8, 2011, we granted 2,190,000 stock options eligible to purchase 2,190,000 common shares at a price of CDN$0.97 per share.

From January 1, 2011 to June 30, 2011, the Company received net proceeds of CDN$2,807,915 from the exercise of 3,845,543 warrants.

From July 1, 2011 to December 31, 2011, the Company received net proceeds of CDN$7,500.00 from the exercise of 10,000 warrants.

On April 17, 2012, we granted 120,000 stock options eligible to purchase 120,000 common shares at a price of CDN$0.51 per share for a period of five years.

On July 17, 2012 we issued 4,166,700 common shares at a price of CDN$0.60 per share and 4,189,216 warrants eligible to purchase 4,189,216common shares at a price of CDN$0.90 per share for a period of 24 months. We also issued 152,000 finder’s options entitling the holder to acquire one common share and one share purchase warrant of the Company at a price of CDN$0.60 per unit for a period of 24 months. Each warrant underlying the unit entitles the holder to acquire one common share at a price of CDN$0.90 per share for a period of 24 months from the issuance of the finder’s options.

On September 4, 2012, we granted 200,000 stock options eligible to purchase 200,000 common shares at a price of CDN$1.11 per share for a period of five years.

On December 20, 2012, we granted 352,000 stock options eligible to purchase 352,000 common shares at a price of CDN$0.80 per share for a period of five years.

From July 1, 2012 to December 31, 2012, the Company received net proceeds of CDN$411,134 from the exercise of 478,373 options and warrants.

On January 4, 2013, we granted 20,000 stock options eligible to purchase 20,000 common shares at a price of CDN$0.80 per share for a period of five years.

On April 5, 2013, we granted 40,000 stock options eligible to purchase 40,000 common shares at a price of CDN$0.71 per share for a period of five years.

On June 1, 2013, we granted 100,000 stock options eligible to purchase 100,000 common shares at a price of CDN$0.79 per share for a period of five years.

On June 3, 2013, we granted 25,000 stock options eligible to purchase 25,000 common shares at a price of CDN$0.83 per share for a period of five years.

On July 31, 2013, we granted 100,000 stock options eligible to purchase 100,000 common shares at a price of CDN$0.58 per share for a period of five years.

On August 16, 2013, we granted 400,000 stock options eligible to purchase 400,000 common shares at a price of US$0.59 per share for a period of three years.

On August 20, 2013, we issued 4,705,240 common shares at a price of US$0.50 per share and 4,705,240 warrants eligible to purchase 4,705,240 common shares at a price of US$0.62 per share for a period of 36 months.

On August 23, 2013, we issued 465,000 common shares at a price of US$0.50 per share and 465,000 warrants eligible to purchase 465,000 common shares at a price of US$0.62 per share for a period of 36 months.

On August 27, 2013, we issued 1,077,850 common shares at a price of US$0.50 per share and 1,077,850 warrants eligible to purchase 1,077,850 common shares at a price of US$0.62 per share for a period of 36 months.

On August 28, 2013, we issued 100,000 common shares at a price of US$0.50 per share and 100,000 warrants eligible to purchase 100,000 common shares at a price of US$0.62 per share for a period of 36 months.

From January 1, 2013 to December31, 2013, the Company received net proceeds of CDN$707,177 from the exercise of 998,530 warrants.

From January 1, 2013 to December31, 2013, the Company received net proceeds of CDN$225,000 from the exercise of 225,000 options.

The sales of the above securities were deemed to be exempt from registration under Section 4(2) of the Securities Act and in reliance upon Regulation D, Rule 506 and/or Regulation S of the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following is a list of exhibits filed as part of this registration statement:

Exhibit

Number Description

1.1	Memorandum of Association of the Company.

1.21	Articles of Association of the Company.

2.1	Form of Stock Certificate Representing common shares.

5.1*	Opinion of Armstrong Simpson counsel to the Registrant, regarding the validity of the common shares being registered.

(q) The Exhibit Index is hereby incorporated herein by reference.

(r) Financial Statement Schedules.

          All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

          (iii) Include any additional or changed material information on the plan of distribution;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

          (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in __________________ on ______, 2014.

NATCORE TECHNOLOGY, INC.

By:
Name:
Title:

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each director and officer of Natcore Technology, Inc. whose signature appears below hereby appoints ______________, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the described capacities and on ______, 2014.

Name	Title